The Coca-Cola Company

2016 Proxy Statement
Notice of Annual Meeting of Shareowners



TASTE THE FEELING™
Learn more at coca-colacompany.com

Annual Meeting
Wednesday, April 27, 2016
8:45 a.m., local time
World of Coca-Cola
Atlanta, Georgia

Coca-Cola Shareowner Day
Wednesday, April 27, 2016
11:00 a.m. – 3:00 p.m., local time
World of Coca-Cola
Atlanta, Georgia

TABLE OF CONTENTS



LETTER TO SHAREOWNERS FROM OUR BOARD OF DIRECTORS

> " A priority for the Board is listening to the views of our shareowners and considering them as we make decisions in the boardroom. "

Dear Fellow Shareowner:

First, we want to thank you for your investment in The Coca-Cola Company and for trusting us to represent you and oversee your interests.

Our Board operates under the premise that we are elected by you, the shareowners, to oversee the long-term health and overall success of our Company. We are the ultimate decision-making body of the Company, except for those matters reserved to or shared with shareowners, and we play a critical role in strategic planning. We select and oversee members of senior management, who are charged by the Board with conducting the business of the Company.

We oversee a very capable management team that is optimistic about the future of this business. Beginning in 2014, they took thoughtful steps to reorganize and refocus the business to capture the growth opportunities that remain ahead of us. Management and your Board remain passionate in our belief about the future.

This past year was an important year. It was a transition year where strategic actions were taken with a goal of restoring momentum and growth to this business. We believe the Company made significant progress and remains committed to continue delivering long-term value for our shareowners going forward.

A priority for the Board is listening to the views of our shareowners and considering them as we make decisions in the boardroom. We accomplish this through robust outreach and engagement with you, the owners of this business. Partnering with management, we engage with shareowners throughout the year on a variety of topics. Based on this engagement, we have routinely made enhancements to the Company's governance and compensation programs.

Proxy Access

One recent enhancement is our adoption of "proxy access", which allows eligible shareowners to have their own director nominees named in the Company's proxy materials, along with the candidates nominated by the Company's Board of Directors.

The Board adopted the proxy access bylaw following several months of thoughtful discussions with shareowners. We learned there was broad agreement among our shareowners about the desire for proxy access and that many of our shareowners consider proxy access to be a fundamental right.

Board Refreshment

We also hear from our shareowners about the need to ensure that the Directors they elect to represent their interests are, indeed, the right people to be making decisions on their behalf. The issue of Board refreshment is an important area of focus for shareowners.

We believe that new perspectives and new ideas are critical to a forward-looking and strategic Board. At the same time, it is equally important to benefit from the valuable experience and familiarity that longer-serving Directors bring to the boardroom.

Ensuring diverse perspectives, including a mix of skills, experience and backgrounds, is key to effectively representing the long-term interests of shareowners. Doing so is a top priority of the Board. In just the last few years, eight new Directors have been elected, and average tenure for our Directors is now 9.4 years and our Board's gender diversity is 27% women. These benchmarks are just a snapshot in time but we believe they signal our commitment to Board refreshment.

Our shareowners are telling us that effective Board evaluations are an important part of this equation. We take the Board evaluation process seriously, and it has become an increasing focus for our Board (see page 17).

We remain committed to ensuring your Board is composed of a highly capable and diverse group of Directors well-equipped to oversee the success of the business and effectively represent the interests of shareowners.

Compensation

Our shareowners continue to tell us that a fundamental principle underlying any compensation program is that it should pay for performance. We agree. Meaningful dialogue with our shareowners continues to contribute to our decisions on compensation. We have made a number of enhancements to further link the Company's compensation programs with the Company's business and talent strategies and the long-term interests of our shareowners (see page 47).

Board Accountability

As we conduct the activities of this Board, we consider accountability to you, our shareowners, as not only a mark of good governance, but a key to the long-term success of our Company. We remain accountable to shareowners through a variety of governance practices, including:

* Annual election of Directors.
* A majority vote bylaw in uncontested Director elections.
* A Lead Independent Director.
* A robust Director nomination and Board evaluation process.
* A proxy access bylaw.
* The right of shareowners to call a special meeting.
* An annual advisory vote on executive compensation.
* Year round, proactive shareowner engagement.

Communicating with the Board

Finally, we value your input and encourage you to share your thoughts or concerns with us on any topic. We have established a process to facilitate communication by shareowners with Directors. Communications can be addressed to the Board of Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *asktheboard@coca-cola.com*.

As always, thank you for the trust that you have placed in us.

March 10, 2016

Muhtar Kent	Herbert A. Allen	Ronald W. Allen	Marc Bolland	Ana Botín	Howard G. Buffett	Richard M. Daley	Barry Diller

Helene D. Gayle	Evan G. Greenberg	Alexis M. Herman	Robert A. Kotick	Maria Elena Lagomasino	Sam Nunn	David B. Weinberg

Q&A WITH OUR CHAIRMAN AND CEO



> " Throughout the year, we engage with shareowners on a variety of topics. Here, I address questions and comments that are commonly raised. "

Muhtar Kent
Chairman of the Board
and Chief Executive Officer
The Coca-Cola Company

March 10, 2016

How would you rate The Coca-Cola Company's performance in 2015?

We said from the start that 2015 would be a year of transition for the Company, as we worked to advance the five key actions we outlined in late 2014 to reinvigorate growth and increase profitability.

We said we would drive revenue and profit growth with clear and distinct portfolio roles for our markets. I'm pleased to report the Company delivered on its plan in 2015 despite an increasingly challenging global macroeconomic environment. We gained global value share while increasing organic revenue 4%. Global price/mix— which measures our variety of package sizes, prices and brands—rose 2% as did our total unit case volume, with our sparkling portfolio up 1% and our stills portfolio up 5%. And our profit, as measured by comparable currency neutral profit before tax (structurally adjusted), increased 6%.

At the same time, we became more efficient and more productive, reducing costs and reinvesting the savings back in our brands and business. We made disciplined investments in our brands and other growth opportunities, including investing in more and better marketing. Importantly, we took steps to refocus on our core business model while strengthening our bottling system around the world. And we recently announced plans to further accelerate our refranchising efforts in North America and the entry into a non-binding letter of intent to refranchise our bottling operations in China.

Looking forward to 2016, we recognize we still have work to do, but we have a clear plan in place to continue to transform the Company and remain committed to delivering long-term, sustainable value to our system and shareowners.

Can you tell us more about the new Coca-Cola global campaign, "Taste the Feeling," and the "one brand" strategy?

I am very excited about our new marketing campaign and strategy, introduced in January of this year. We have launched a "one brand" global marketing strategy that, for the first time ever, unites Coca-Cola, Diet Coke/Coca-Cola Light, Coca-Cola Zero and Coca-Cola Life under the iconic Coca-Cola brand positioning in one global creative campaign, "Taste the Feeling." The "one brand" strategy extends the global equity and iconic appeal of original Coca-Cola across all trademark Coca-Cola brands, uniting the Coca-Cola family under the world's number one beverage brand, while still retaining the core values of Coca-Cola— refreshing, uplifting and great tasting. The campaign brings to life the idea that drinking a Coca-Cola—any Coca-Cola—is a simple pleasure that makes everyday moments more special. "Taste the Feeling" also features universal storytelling with the product at the heart to reflect both the functional and emotional aspects of the Coca-Cola experience.

The strategy underscores the Company's commitment to choice, offering consumers whichever Coca-Cola suits their taste, lifestyle and diet—with or without calories, with or without caffeine. We are activating in all of our 200 plus markets and have created television commercials, campaign images, a new visual identity system, a new music anthem and audio signature and an interactive digital experience. All Coca-Cola variants will now share the same values and visual iconography. Even though consumers want Coca-Cola in different ways, consumers always receive a Coca-Cola product with great taste and refreshment.

 

Last year, James Quincey was appointed President and Chief Operating Officer. What prompted the Company to appoint a COO? Why now?

James' appointment was a logical step to enable us to accelerate execution of our strategic priorities. As our business is evolving and we accelerate our momentum, we believed it was the right time to appoint a President and Chief Operating Officer with a dedicated focus on operations. We feel good about making this change from a position of strength and I look forward to working with James as we continue to take this business forward.

You serve as both Chairman of the Board and CEO of the Company. Is this an appropriate leadership structure given some investor concerns around the issue?

Our Board understands this is a focus for some shareowners and that there is a preference among some for the roles of Chairman and CEO to be split. Many others, however, believe that the Board should have the discretion to choose the appropriate leadership structure based on the circumstances and needs of the business.

We believe that the Company's existing Board leadership structure provides independent oversight. We have a Lead Independent Director, Sam Nunn, along with very active and strong non-employee Directors. In addition, key Board committees are led by independent Directors. This structure, which is described further beginning on page 28, remains effective and continues to serve the business and shareowners well. We have a high-quality group of Directors, and all of them play an active role in overseeing the Company's business. Importantly, the Board has the discretion to change this leadership structure if it believes something different would better serve shareowners.

The Company adopted a proxy access bylaw last year. What was the reasoning behind this?

We have a robust shareowner engagement program, and we spend a significant amount of time talking with our shareowners. As with many things, our shareowners' perspectives on this issue helped determine our approach. We know that many shareowners view proxy access as a fundamental right. For several months last year, we took a very measured and thoughtful approach in developing a proxy access bylaw. During that time, we engaged with shareowners to ensure we understood their views on proxy access. The proxy access bylaw we adopted was guided by that shareowner input. We believe it is the right one for our Company. See page 18.

You have commented recently about the importance of gender diversity on boards. Will our Board continue to increase the level of gender diversity as it has done over the last few years?

This is a priority of mine. I do think there is some momentum toward greater gender diversity in the boardroom. Clearly we need to increase gender diversity on boards of public companies at a more rapid pace. Gender diversity is a proven value. There is a customer imperative for gender diversity, and having gender diversity improves the quality of boardroom dialogue and decision making. Today, there are four tremendously talented women on our Board and two of them chair key Board committees.

Ultimately, I believe all aspects of board diversity are meaningful pursuits for boards. As your Board Chairman, I assure you that we will continue to evaluate potential Board candidates based on a range of parameters and select new members who are the best qualified for the position.

What is Coca-Cola Shareowner Day?

We are excited to introduce a new event this year, Coca-Cola Shareowner Day, which will be held following the 2016 Annual Meeting at World of Coca-Cola from 11:00 a.m. – 3:00 p.m., local time, on April 27th. Coca-Cola Shareowner Day is an opportunity to thank our shareowners in a special way that World of Coca-Cola allows us to do. Coca-Cola Shareowner Day will provide free admission to World of Coca-Cola to shareowners and one guest per shareowner.

At World of Coca-Cola, shareowners will experience the fascinating story of the world's best-known beverage brand in a dynamic, multimedia attraction. Shareowners can spend time with the Coca-Cola Polar Bear, visit the vault holding the legendary formula for Coca-Cola, treat their taste buds to a trip around the world with more than 100 different beverages and get a behind-the-scenes look at the Coca-Cola bottling process. Shareowners will also have the chance to learn more about our new global marketing campaign, "Taste the Feeling."

I hope you will participate in Coca-Cola Shareowner Day. Please note you do not have to attend the 2016 Annual Meeting to attend Coca-Cola Shareowner Day. However, you must book tickets in advance to attend Coca-Cola Shareowner Day. **Space is limited, so please see "Important Registration Information for Coca-Cola Shareowner Day" on page 101 for details about how to attend.**

 

NOTICE OF 2016 ANNUAL MEETING OF SHAREOWNERS

When: Wednesday, April 27, 2016, 8:45 a.m., local time
Where: World of Coca-Cola, 121 Baker Street NW, Atlanta, Georgia 30313

We are pleased to invite you to join our Board of Directors and senior leadership at **The Coca-Cola Company's 2016 Annual Meeting of Shareowners.**

Items of Business:

1. To elect the 15 Director nominees identified in the accompanying proxy statement to serve until the 2017 Annual Meeting of Shareowners. (Item 1)

2. To hold an advisory vote to approve executive compensation. (Item 2)

3. To approve the material terms of the Performance Incentive Plan of The Coca-Cola Company to permit the tax deductibility of certain awards. (Item 3)

4. To ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company to serve for the 2016 fiscal year. (Item 4)

5. To vote on three shareowner proposals described in the proxy statement if properly presented at the meeting. (Items 5 – 7)

6. To transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

Record Date:

The Board of Directors set February 29, 2016 as the record date for the meeting. This means that our shareowners as of the close of business on that date are entitled to receive this notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting. On the record date, there were 4,328,749,732 shares of common stock of The Coca-Cola Company ("the Company") issued and outstanding and entitled to vote at the meeting.

Important Changes to this Year's Meeting:

If you plan to attend the meeting in person, see Question 21 on page 98 for more information about the new location, format and how to attend the meeting. We are also excited to announce a new event – Coca-Cola Shareowner Day – to be held following the meeting. Please see "Important Registration Information for Coca-Cola Shareowner Day" on page 101.

Webcast of the 2016 Annual Meeting:

If you are unable to attend the meeting in person, you can listen to a live webcast of the meeting by visiting the 2016 Annual Meeting page of the Company's website, at *www.coca-colacompany.com/investors/annual-meeting-of-shareowners.* On the website, you can also vote through the Internet, access the proxy materials, submit questions in advance of the 2016 Annual Meeting and learn more about our Company.

March 10, 2016

By Order of the Board of Directors
Gloria K. Bowden
Associate General Counsel and Secretary

Voting Information

It is very important that you vote in order to play a part in the future of the Company. Please carefully review the proxy materials for the 2016 Annual Meeting of Shareowners and follow the instructions below to cast your vote on all of the voting matters.

How to Vote: Even if you plan to attend the meeting in person, please vote right away using one of the following advance voting methods. **Make sure to have your proxy card or voting instruction form (VIF) in hand and follow the instructions.**

SHAREOWNERS OF RECORD (shares registered on the books of the Company via Computershare)	**BENEFICIAL OWNERS** (shares held through your bank or brokerage account)
 **Via the Internet** Visit *www.envisionreports.com/coca-cola*	 **Via the Internet** Visit *www.proxyvote.com*
 **Scan this QR code** to vote with your mobile device	 **Scan this QR code** to vote with your mobile device
 **By phone** Call 1-800-652-VOTE or the telephone number on your proxy card	 **By phone** Call 1-800-454-8683 or the telephone number on your voting instruction form
 **By mail** Sign, date and return your proxy card	 **By mail** Sign, date and return your voting instruction form

All shareowners of record may vote in person at the meeting. Beneficial owners may vote in person at the meeting if they have a legal proxy, as described in the response to question 8 on page 96.



Electronic Shareowner Document Delivery

Instead of receiving future proxy materials by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents and also will give you an electronic link to the proxy voting site. In addition, the Company has a tree planted on behalf of each shareowner that signs up for electronic delivery. Since we began offering electronic delivery in 2005, approximately 372,000 trees have been planted on behalf of Company shareowners.



PROXY SUMMARY

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement before voting. For more complete information regarding the Company's 2015 performance, please review the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

ROADMAP OF VOTING MATTERS

Shareowners are being asked to vote on the following matters at the 2016 Annual Meeting of Shareowners:

	Our Board's Recommendation
ITEM 1. Election of Directors (page 15)	
The Board and the Committee on Directors and Corporate Governance believe that the 15 Director nominees possess the necessary qualifications, attributes, skills and experiences to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of shareowners.	**FOR each Director Nominee**
ITEM 2. Advisory Vote to Approve Executive Compensation (page 46)	
The Company seeks a non-binding advisory vote to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis section beginning on page 47 and the Compensation Tables section beginning on page 63. The Board values shareowners' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.	**FOR**
ITEM 3. Approve the Material Terms of the Performance Incentive Plan of The Coca-Cola Company to Permit the Tax Deductibility of Certain Awards (page 81)	
To comply with the shareowner approval requirements under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), shareowners are asked to approve the material terms of the Performance Incentive Plan of The Coca-Cola Company.	**FOR**
ITEM 4. Ratification of the Appointment of Ernst & Young LLP as Independent Auditors (page 86)	
The Audit Committee and the Board believe that the retention of Ernst & Young LLP to serve as the Independent Auditors for the fiscal year ending December 31, 2016 is in the best interests of the Company and its shareowners. As a matter of good corporate governance, shareowners are being asked to ratify the Audit Committee's selection of the Independent Auditors.	**FOR**
ITEMS 5 – 7. Shareowner Proposals, if properly presented (page 89)	
Holy Land Principles (Item 5)	**AGAINST**
Restricted stock (Item 6)	**AGAINST**
Alignment between corporate values and political and policy activity (Item 7)	**AGAINST**

CORPORATE GOVERNANCE HIGHLIGHTS

We are committed to good corporate governance, which promotes the long-term interests of shareowners, strengthens Board and management accountability and helps build public trust in the Company. The Governance section beginning on page 15 describes our governance framework, which includes the following highlights:

- 15 Director nominees
- 13 independent Director nominees
- Commitment to Board refreshment
- Robust Director nominee selection process
- Adopted a proxy access right
- Annual election of Directors
- Majority voting for Directors
- Regular Board, committee and Director evaluations
- Lead Independent Director

- Independent Audit, Compensation and Directors/Governance Committees
- Regular executive sessions of independent Directors
- Risk oversight by full Board and committees
- Long-standing active shareowner engagement
- Transparent public policy engagement
- Long-standing commitment toward sustainability
- Shareowner right to call special meeting
- Anti-hedging, anti-short sale and anti-pledging policies

 

DIRECTOR NOMINEES

Name	Age	Director Since	Primary Occupation	A	C	DCG	E	F	MD	PIDR	Other Boards[2]
				Committee Memberships[1]							
Herbert A. Allen	76	1982	President, Chief Executive Officer and Director, Allen & Company Incorporated				✓	✓	Chair		0
Ronald W. Allen*	74	1991	Former Chairman of the Board, President and Chief Executive Officer, Aaron's Inc.	✓	✓						2
Marc Bolland*	56	2015	Chief Executive Officer, Marks & Spencer Group p.l.c.	✓							1[3]
Ana Botín*	55	2013	Executive Chair, Banco Santander, S.A.			✓					2
Howard G. Buffett*	61	2010	President, Buffett Farms; Chairman and Chief Executive Officer, Howard G. Buffett Foundation							✓	1
Richard M. Daley*	73	2011	Executive Chairman, Tur Partners LLC; Of Counsel, Katten Muchin Rosenman LLP			✓					1
Barry Diller*	74	2002	Chairman of the Board and Senior Executive, IAC/InterActiveCorp and Expedia, Inc.			✓	✓	Chair	✓		3
Helene D. Gayle*	60	2013	Chief Executive Officer, McKinsey Social Initiative		✓					✓	1
Evan G. Greenberg*	61	2011	Chairman and Chief Executive Officer, Chubb Limited	Chair				✓			1
Alexis M. Herman*	68	2007	Chair and Chief Executive Officer, New Ventures LLC		✓					Chair	3
Muhtar Kent	63	2008	Chairman of the Board and Chief Executive Officer, The Coca-Cola Company				Chair				1
Robert A. Kotick*	53	2012	President, Chief Executive Officer and Director, Activision Blizzard, Inc.					✓	✓		1
Maria Elena Lagomasino*	66	2008	Chief Executive Officer and Managing Partner, WE Family Offices		Chair	✓			✓		2[4]
Sam Nunn*	77	1997	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative			Chair		✓		✓	0
David B. Weinberg*	64	2015	Chairman and Chief Executive Officer, Judd Enterprises, Inc.	✓							0

* *Independent Director*   Chair   ✓ *Member*

1 ***A** = Audit Committee; **C** = Compensation Committee; **DCG** = Committee on Directors and Corporate Governance; **E** = Executive Committee; **F** = Finance Committee; **MD** = Management Development Committee; **PIDR** = Public Issues and Diversity Review Committee*

2 *Other public company boards.*

3 *In January 2016, Marks & Spencer Group p.l.c. announced that Mr. Bolland will remain on the Board until the end of its current financial year on April 2, 2016.*

4 *In December 2015, Avon Products, Inc. announced that Ms. Lagomasino intends to resign from the Board effective upon the closing of a transaction with respect to its North America business, which is expected to occur in the spring of 2016.*

Snapshot of 2016 Director Nominees

All Director nominees exhibit:

- High integrity
- A proven record of success
- An appreciation of multiple cultures
- A commitment to sustainability and social issues
- Innovative thinking
- Knowledge of corporate governance requirements and practices

Our Director nominees bring a balance of relevant skills to our boardroom



11
High Level of Financial Experience
12
Relevant Senior Leadership/Chief Executive Officer Experience
12
Broad International Exposure/Emerging Market Experience
4
Diversity
4
Extensive Knowledge of the Company's Business and/or Industry
4
Marketing Experience
3
Innovation/Technology Experience
5
Governmental or Geopolitical Expertise
5
Risk Oversight/Management Expertise

Our Director nominees exhibit an effective mix of diversity, experience and fresh perspective

Average Tenure
9.4 years

Average Age
65.8 years

Gender Diversity
27% women

2015 COMPENSATION

Set forth below is the 2015 compensation for each Named Executive Officer as determined under Securities and Exchange Commission ("SEC") rules. See the 2015 Summary Compensation Table and the accompanying notes to the table beginning on page 63 for more information.

In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance. Therefore, we do not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes and instead, believe shareowners may find the accumulated pension benefits in the 2015 Pension Benefits table on page 71 a more useful calculation of the pension benefits provided to the Named Executive Officers.

Name and Principal Position	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)	Total Without Change in Pension Value[1] ($)
Muhtar Kent Chairman of the Board and Chief Executive Officer	$ 1,600,000	$ 4,904,848	$ 2,830,597	$ 4,600,000	$ 0[2]	$ 655,126	**$ 14,590,571**	$ 14,590,571
Kathy N. Waller Executive Vice President and Chief Financial Officer	728,406	1,897,287	1,094,927	1,200,083	751,588	59,755	**5,732,046**	4,980,458
James Quincey[3] President and Chief Operating Officer	700,972	3,727,920	636,243	1,523,032	59,071	199,713	**6,846,951**	6,787,880
J. Alexander M. Douglas, Jr. Executive Vice President and President, Coca-Cola North America	698,091	4,377,783	1,019,016	1,237,934	73,198	63,682	**7,469,704**	7,396,506
Irial Finan Executive Vice President and President, Bottling Investments and Supply Chain	884,844	2,229,487	1,286,634	1,611,947	1,639,329	1,542,463	**9,194,704**	7,555,375

1 Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (but including the nonqualified deferred compensation earnings reported in that column, if any).

2 For Mr. Kent, $0 is reported because there was a decrease of $520,561 in the actuarial present value of his pension value for 2015. This decrease was primarily due to Mr. Kent having already attained the earliest age at which he is eligible for unreduced pension benefits as of the beginning of 2015 and a higher discount rate assumption for 2015.

3 Mr. Quincey was appointed President and Chief Operating Officer effective August 13, 2015. Prior to becoming President and Chief Operating Officer, compensation for Mr. Quincey was delivered in British pounds. In calculating the dollar equivalent for items that are not denominated in U.S. dollars, the Company converts each payment into dollars based on an average exchange rate.

COMPENSATION PROGRAM ENHANCEMENTS

We have made several enhancements to further link the Company's compensation programs with the Company's business and talent strategies and the long-term interests of our shareowners. Key enhancements are highlighted below.

What We Did	Notes/Results
✹ Updated the annual incentive program, including adjusting performance metrics to further align with business strategy and, for 2016 and after, reduced potential maximum payout.	➡ Net operating revenue and profit before tax growth were added as annual incentive metrics; weightings were adjusted to decrease emphasis on unit case volume. For 2016, maximum payout decreased from 300% of target to 250% of target. See page 54.
✹ Adopted Equity Stewardship Guidelines to reduce share utilization.	➡ Significantly decreased the "burn rate" of shares and met the burn rate commitment of 0.4% a full year early. See page 56.
✹ Adjusted the mix of equity compensation to use fewer stock options and more performance share units.	➡ Mix adjusted to 50/50 in 2015. For 2016, mix is 1/3 stock options and 2/3 performance share units.
✹ Reduced the number and value of long-term incentive awards for Named Executive Officers.	➡ Reflects 2015 as a transition year and taking into account recent performance relative to comparator companies.

ANNUAL AND LONG-TERM INCENTIVE PAY IN 2015

In 2015, the Company took several strategic actions to accelerate top-line and bottom-line growth. As a result, we viewed 2015 as a transition year where the Company was implementing the necessary changes to its operating model.

❋ Annual incentive targets were set at the beginning of 2015 consistent with the expectations of 2015 as a transition year. The Company delivered results at or above these targets. In addition, management accelerated progress on several key business initiatives, including bottler refranchising. As a result, annual incentive awards for 2015 were above the target amount, and vary based on individual contributions. You can read more about pay decisions for each Named Executive Officer beginning on page 52.

❋ The value of long-term incentive awards granted in February 2015 to Named Executive Officers was significantly lower than in 2014, reflecting 2015 as a transition year and taking into account recent performance relative to comparator companies. For example, Mr. Kent received a long-term incentive grant valued at $7.7 million in 2015, compared to $15.8 million in 2014. You can see the values awarded to each Named Executive Officer in the 2015 Summary Compensation Table on page 63.

❋ The performance share units ("PSUs") for the 2013-2015 performance period will have zero payout because pre-established economic profit growth target was not met. As with the two prior PSU programs, no compensation will be realized for this portion of long-term incentive compensation. See page 58 for the status of annual PSU programs.

PAY-FOR-PERFORMANCE ANALYSIS

We view Company performance in two primary ways:

1. the Company's operating performance, including results against long-term growth targets; and
2. return to shareowners over time, both on an absolute basis and relative to other companies, including the S&P 500 companies and our compensation comparator group.

In addition to Company performance, we also take into account individual performance when making compensation decisions.

2015 Operating Performance

In October 2014, the Company announced five strategic actions to accelerate top-line and bottom-line growth:

1. Drive revenue and profit growth, with clear portfolio roles across our markets.
2. Target disciplined brand and growth investments to reinvigorate top-line growth in our existing portfolio while expanding our participation across a range of consumption occasions.
3. Drive efficiency by expanding our productivity program to result in $3 billion in incremental annualized savings by 2019.
4. Streamline and simplify our organization in order to speed decision making and enhance our local market focus.
5. Refocus on our core business model of building the world's greatest beverage brands and leading an unmatched global system of strong local bottling partners.

In 2015, a transition year for the Company as we implemented these strategic actions, the Company made significant progress against our initiatives and achieved our key objectives of improving our revenues and profits, despite an increasingly challenging global macroeconomic environment. Company operating highlights included:

❋ The Company gained global value share in nonalcoholic ready-to-drink beverages.

❋ Reported net revenue declined 4% while organic revenue grew 4%.

❋ Global volume grew 2%.

❋ Global price/mix grew 2%.

❋ Reported income before income taxes increased 3% and, excluding the impact of structural changes, comparable currency neutral income before income taxes increased 6%.

❋ Reported earnings per share ("EPS") was up 5% and comparable currency neutral EPS was up 6%.

See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under accounting principles generally accepted in the United States ("GAAP").



Return to Shareowners

The Company has delivered consistent positive return to shareowners over time, and has a long history of increasing dividends and conducting share repurchases, which continued in 2015.



TOTAL SHAREOWNER RETURN*

185%	51%	30%	5%
10 yr	5 yr	3 yr	1 yr
2006-2015	2011-2015	2013-2015	2015

* Cumulative stock price appreciation plus dividends, with dividends reinvested quarterly.

$8.0 billion

RETURNED TO SHAREOWNERS IN 2015

$2.3B in Net Share Repurchases**

$5.7B in Dividends

**Does not include approximately $1.2 billion related to proceeds from employee stock activity. See Annex A.

The following chart shows how a $100 investment in the Company's Common Stock on December 31, 2010 would have grown to $151 on December 31, 2015, with dividends reinvested quarterly. The chart also compares the total shareowner return on the Company's Common Stock to the same investment in the S&P 500 Index and the Company's 2015 compensation comparator group (see page 59) over the same period, with dividends reinvested quarterly.



Comparison of Five-Year Cumulative Total Shareowner Return*

In $

	12/2010	12/2011	12/2012	12/2013	12/2014	12/2015

$181
$177
$151

The Coca-Cola Company (KO) — Comparator Group — S&P 500 Index

*   Source: Standard & Poor's Research Insight. Includes the Company's 2015 comparator group (see page 59) for the five-year period whether or not a company was included in the group for the entire period. For foreign companies included in the comparator group, market value has been converted to U.S. dollars and excludes the impact of currency. Market returns are weighted by relative market capitalization and are adjusted for spin-offs and special dividends.

Analysis of Chairman and Chief Executive Officer Pay

This section provides an analysis of the relationship between the compensation of our Chairman and Chief Executive Officer and the Company's performance. See page **52** for additional information about Mr. Kent's 2015 compensation and individual performance highlights.

Directional Relationship Between Pay and Key Metrics

The following illustrates the three-year directional relationship between Company performance, based on three of our key operating metrics, and the compensation (as defined below) of our Chairman and Chief Executive Officer.



Directional Relationship Between Pay and Key Metrics[1]

1   *Compensation for Mr. Kent in each of 2013, 2014 and 2015, as reported in the 2015 Summary Compensation Table on page 63, excluding "change in pension value and nonqualified deferred compensation earnings." We believe it is appropriate to exclude this component when analyzing the relationship between pay and performance because there are no enhanced or special pension plans for the Named Executive Officers and change in pension value is subject to many variables, such as external interest rates, that are not related to Company performance. See page 71 for a description of the accumulated pension benefit for Mr. Kent and the other Named Executive Officers.*

2   *Reflects growth in comparable currency neutral net operating revenue adjusting for the impact of structural items (2013 and 2014), organic revenue (2015) and comparable currency neutral profit before tax after adjusting for the impact of structural items (2013-2015), which differ from what is reported under GAAP. See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.*

Reported and Realized Pay

The reported pay of the Chairman and Chief Executive Officer in the 2015 Summary Compensation Table (excluding the change in pension value) has decreased over the past three years. Since the vast majority of reported pay represents potential pay, we also look at pay actually realized each year, which may include the value of long-term equity compensation granted many years earlier. The following graphic shows reported pay included in the 2015 Summary Compensation Table (excluding the change in pension value) and the realized pay over the last three years. For the past three years in aggregate, realized pay was 70% of reported pay.



Reported and Realized Pay (2013-2015)

*   *Mr. Kent continues to hold all shares received from PSU releases and stock option exercises, other than those withheld for taxes.*

   Reported pay *includes base salary, actual annual incentive earned, the grant date fair value of long-term equity compensation and all other compensation, each as reported in the 2015 Summary Compensation Table on page 63.*

   Realized pay *includes base salary, actual annual incentive earned and all other compensation, each as reported in the 2015 Summary Compensation Table on page 63, and the value of stock options exercised or stock awards released in the applicable year.*

Tracking of Long-Term Incentives

Long-term incentive compensation is performance-based and the largest component of pay for executives. While no long-term awards granted in 2013, 2014 or 2015 have been realized by Mr. Kent, the following table illustrates how the awards were tracking as of December 31, 2015.

Tracking of Long-Term Incentives (2013-2015)					
Year		Reported at Grant	Realized as of 12/31/2015	Vested or "In the Money"[1] as of 12/31/2015	Unvested or "At-Risk"[2] as of 12/31/2015
2013	Stock Options	$ 7,113,946	$ 0	$ 5,115,536	$ 5,115,542
	PSUs	6,399,988	0	0	0
2014	Stock Options	9,314,144	0	3,427,292	10,281,889
	PSUs	6,489,441	0	0	8,618,936
2015	Stock Options	2,830,597	0	0	693,142
	PSUs	4,904,848	0	0	5,538,661
Total		$ **37,052,964**	$ **0**	$ **8,542,828**	$ **30,248,170**

1   Represents the intrinsic value of vested stock options granted each year. Intrinsic value is the difference between the exercise price of the stock option and the closing price of the Common Stock, which was $42.96 on December 31, 2015. No PSUs granted in 2013, 2014 or 2015 were vested as of December 31, 2015.

2   Represents the intrinsic value of unvested stock options granted each year. PSUs granted in 2013 were certified with a zero payout. The value for PSUs in 2014 and 2015 represents the target number of PSUs multiplied by $42.96, the closing price of Common Stock on December 31, 2015.

QUESTIONS AND ANSWERS

Please see the Questions and Answers section beginning on page 94 for important information about the proxy materials, voting, the annual meeting, Company documents, communications and the deadlines to submit shareowner proposals and director nominees for the 2017 Annual Meeting of Shareowners. Additional questions may be directed to Shareowner Services at (404) 676-2777 or *shareownerservices@coca-cola.com*.

LEARN MORE ABOUT OUR COMPANY

You can learn more about the Company, view our governance materials and much more by visiting our website, *www.coca-colacompany.com*.

Please also visit our 2016 Annual Meeting website, *www.coca-colacompany.com/investors/annual-meeting-of-shareowners*, to easily access the Company's interactive proxy materials, vote through the Internet, submit questions in advance of the 2016 Annual Meeting of Shareowners and listen to a live webcast of the meeting.

 



ONE COCA-COLA PLAZA
ATLANTA, GEORGIA 30313

MARCH 10, 2016

PROXY STATEMENT

The Board of Directors of The Coca-Cola Company (the "Board") is furnishing you this proxy statement to solicit proxies on its behalf to be voted at the 2016 Annual Meeting of Shareowners of The Coca-Cola Company (the "Company"). The meeting will be held at World of Coca-Cola, 121 Baker Street NW, Atlanta, Georgia 30313 on April 27, 2016, at 8:45 a.m., local time. The proxies also may be voted at any adjournments or postponements of the meeting.

The mailing address of our principal executive offices is The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301. We are first furnishing the proxy materials to shareowners on March 10, 2016.

All properly executed written proxies and all properly completed proxies submitted by telephone or Internet that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to completion of voting at the meeting.

Only owners of record of shares of common stock of the Company ("Common Stock") as of the close of business on February 29, 2016, the record date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting. Each owner of record on the record date is entitled to one vote for each share of Common Stock held. On February 29, 2016, there were 4,328,749,732 shares of Common Stock issued and outstanding.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON APRIL 27, 2016.

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2015 are available at *www.edocumentview.com/coca-cola*.



GOVERNANCE

Message from the Lead Independent Director



I am very pleased to serve as your Lead Independent Director. I join with my fellow Board members in overseeing the long-term interests of our shareowners with a commitment to good corporate governance practices.

In this role, I am elected by the independent Directors for a one-year term. Although elected annually, our Lead Independent Director is generally expected to serve for more than one year for continuity and effectiveness.

I take this role very seriously, and I understand that you, our shareowners, are putting your trust in me to provide independent Board leadership. You can see the duties assigned to this role on page 28.

In the context of these responsibilities, I would like to highlight three governance initiatives that were a focus in 2015:

✹ I endeavored to meet personally with a number of our investors through our well-established shareowner engagement program. Our Board believes that investors should have line of sight into decisions we make in the boardroom. In my view, to do our jobs as Directors effectively, we need to understand what our owners think. In addition to receiving regular reports from our established shareowner engagement program activities, during 2015, I personally engaged with nearly 20 shareowners, including some of our largest investors.

✹ Muhtar and I also want to provide our Directors with an opportunity to have more practical, hands-on experience with our Company. When our Directors travel, we help facilitate market visits and meetings with our operators on the ground. Our Board believes it has an obligation to oversee the Company's business strategy and this is a way for Directors to see in practical terms – in real life if you will – the execution of the strategy we discuss inside the boardroom. In 2015, Directors visited many locations including China, Mexico, Japan, Spain, Panama, Italy, South Africa and Chile. This is an excellent way for our individual Directors to understand the challenges, the opportunities and, most importantly, our people.

✹ Another focus area has been our Board evaluation process. We know that a robust Board evaluation process is a critical element of good corporate governance and board effectiveness. A description of our evaluation process can be found on page 17.

I remain committed to helping ensure that this Board of highly capable and diverse Directors is well-equipped to effectively oversee the business and represent the long-term interests of shareowners.

Sam Nunn

ITEM 1 - ELECTION OF DIRECTORS



✹ **What am I voting on?**

Shareowners are being asked to elect 15 Director nominees for a one-year term.

✹ **Voting recommendation:**

FOR the election of each Director nominee. The Board and the Committee on Directors and Corporate Governance believe the 15 Director nominees possess the necessary qualifications, attributes, skills and experiences to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of shareowners.

Role of the Board

The Board is elected by the shareowners to oversee their interests in the long-term health and overall success of the Company's business and financial strength. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the shareowners. The Board plays a critical role in the strategic planning process and regularly discusses strategy throughout the year. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Board Composition and Refreshment

Ensuring the Board is composed of Directors who bring diverse viewpoints and perspectives, exhibit a variety of skills, professional experience and backgrounds, and effectively represent the long-term interests of shareowners, is a top priority of the Board and the Committee on Directors and Corporate Governance. The Board and the Committee on Directors and Corporate Governance also understand the importance of Board refreshment, and strive to maintain an appropriate balance of tenure, turnover, diversity and skills on the Board. The Board believes that new perspectives and ideas are critical to a forward-looking and strategic Board as is the ability to benefit from the valuable experience and familiarity that longer-serving Directors bring.

Board Refreshment
Under Muhtar Kent's leadership of the Board since 2009
✔ Eight new Directors elected
✔ Full rotation of Board committee chairs
✔ New Lead Independent Director elected
✔ Expanded qualifications and diversity represented on the Board

Board Membership Criteria

The Board and the Committee on Directors and Corporate Governance believe there are general qualifications that all Directors must exhibit and other qualifications, attributes, skills and experience that should be represented on the Board as a whole, but not necessarily by each Director.

Qualifications Required of All Directors

The Board and the Committee on Directors and Corporate Governance require that each Director be a recognized person of high integrity with a proven record of success in his or her field and have the ability to devote the time and effort necessary to fulfill his or her responsibilities to the Company. Each Director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition, the Board conducts interviews of potential Director candidates to assess intangible qualities, including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experience in evaluating candidates for Board membership. Diversity is important because the Board believes that a variety of points of view contributes to a more effective decision-making process. When recommending Director nominees for election by shareowners, the Board and the Committee on Directors and Corporate Governance focus on how the experience and skill set of each Director nominee complements those of fellow Director nominees to create a balanced Board with diverse viewpoints and deep expertise.

Specific Qualifications, Attributes, Skills and Experience to be Represented on the Board

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company's current and expected future business needs. The following table summarizes certain key characteristics of the Company's business and the associated qualifications, attributes, skills and experience that the Board believes should be represented on the Board.



Business Characteristics	Qualifications, Attributes, Skills and Experience	
The Company's business is multifaceted and involves complex financial transactions in many countries and in many currencies.		High level of financial experience
		Relevant senior leadership/Chief Executive Officer experience
The Company's business is truly global and multicultural, with its products sold in over 200 countries around the world.		Broad international exposure/emerging market experience
		Diversity of race, ethnicity, gender, age, cultural background or professional experience
The Company's business is a complicated global enterprise and most of the Company's products are manufactured and sold by bottling partners around the world.		Extensive knowledge of the Company's business and/or industry
Marketing and innovation are core focuses of the Company's business and the Company seeks to develop and deploy the world's most effective marketing and innovative products and technology.		Marketing experience
		Innovation/technology experience
The Company's business requires compliance with a variety of regulatory requirements across a number of countries and relationships with various governmental entities and non-governmental organizations.		Governmental or geopolitical expertise
The Board's responsibilities include understanding and overseeing the various risks facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.		Risk oversight/management expertise

Board Evaluation Process

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness. The Board evaluation process was a focus area for the Lead Independent Director and the Committee on Directors and Corporate Governance in 2015.

The Committee on Directors and Corporate Governance oversees an annual evaluation process led by the Lead Independent Director. Evaluations are designed to assess the qualifications, attributes, skills and experience represented on the Board and whether the Board, its committees and individual Directors are functioning effectively. The evaluation process includes these components:

* The Board conducts an annual self-evaluation.
* Each committee conducts an annual self-evaluation.
* Committee chairs meet to provide feedback and input prior to the annual Board self-evaluation.
* Each Director evaluates the Board and the committees on which he or she serves and conducts a self-assessment.

Once the evaluation process is complete, the results are discussed by the full Board and each committee, as applicable, and changes in practices or procedures are considered and implemented as appropriate. The Committee on Directors and Corporate Governance

periodically reviews the format of the evaluation process to ensure that actionable feedback is solicited on the operation of the Board and Director performance.

For 2015, a key component of the annual evaluation process was a Board review in which each Director participated. The review covered four areas:

* Board composition and structure
* Board and committee meetings and associated materials
* Board interaction with management
* Effectiveness of the Board

As part of the review process, the Lead Independent Director spoke with each Director individually to discuss issues in greater depth and obtain more targeted feedback and suggestions. This evaluation process generated robust comments and discussion at all levels of the Board, including with respect to Board refreshment and Board processes.

Director Nominee Selection Process

The Committee on Directors and Corporate Governance is responsible for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareowners. Nominees may be suggested by Directors, members of management, shareowners or, in some cases, by a third-party firm.

The Committee on Directors and Corporate Governance considers a wide range of factors when assessing potential Director nominees. This assessment includes a review of the potential nominee's judgment, experience, independence, understanding of the Company's business or other related industries and such other factors as the committee concludes are pertinent in light of the current needs of the Board. A potential nominee's qualifications are considered to determine whether they meet the qualifications required of all Directors and the specific qualifications, attributes, skills and experience to be represented on the Board described above. Further, the Committee on Directors and Corporate Governance assesses how each potential nominee would impact the skills and experience represented on the Board as a whole in the context of the Board's overall composition and the Company's current and future needs.

Shareowner-Recommended Director Candidates

Shareowners who would like the Committee on Directors and Corporate Governance to consider their recommendations for nominees for the position of Director should submit their recommendations in writing by mail to the Committee on Directors and Corporate Governance in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301, by e-mail to *asktheboard@coca-cola.com* or by fax to (404) 676-8409. Recommendations by shareowners that are made in accordance with these procedures will receive the same consideration by the Committee on Directors and Corporate Governance as other suggested nominees.

Shareowner-Nominated Director Candidates

In September 2015, our Board adopted a "Proxy Access for Director Nominations" bylaw after engaging with a number of our shareowners to understand their views on the desirability of proxy access and the appropriate proxy access structure for the Company. The proxy access bylaw permits a shareowner, or a group of up to 20 shareowners, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the shareowner(s) and the nominee(s) satisfy the requirements specified in Article I, Section 12 of our By-Laws. See question 30 on page 101 for more information.

Annual Elections of Directors; Majority Voting Standard

Directors are elected each year, at the Annual Meeting of Shareowners, to hold office until the next annual meeting and until their successors are elected and qualified. Because term limits may cause the loss of experience and expertise important to the optimal operation of the Board, there are no limits on the number of terms a Director may serve. However, the Committee on Directors and Corporate Governance evaluates the qualifications and performance of each incumbent Director before recommending the nomination of that Director for an additional term.

In addition, pursuant to our Corporate Governance Guidelines, Directors whose job responsibilities change or who reach the age of 74 are asked to submit a letter of resignation to the Board. These letters are considered by the Board and, if applicable, annually thereafter.

Our By-Laws provide that, in an election of Directors where the number of nominees does not exceed the number of Directors to be elected, each Director must receive the majority of the votes cast with respect to that Director. If a Director does not receive a majority vote, he or she has agreed that a letter of resignation will be submitted to the Board. The Committee on Directors and Corporate Governance will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the resignation taking into account the recommendation of the Committee on Directors and Corporate Governance, which will include consideration of the vote and any relevant input from shareowners. The Board will publicly disclose its decision and its rationale within 100 days of the certification of the election results. The Director who tenders his or her resignation will not participate in the decisions of the Committee on Directors and Corporate Governance or the Board that concern the resignation.



2015 Director Nominees

Our By-Laws provide that the number of Directors shall be determined by the Board, which has set the number at 15. Upon the recommendation of the Committee on Directors and Corporate Governance, the Board has nominated each of Herbert A. Allen, Ronald W. Allen, Marc Bolland, Ana Botín, Howard G. Buffett, Richard M. Daley, Barry Diller, Helene D. Gayle, Evan G. Greenberg, Alexis M. Herman, Muhtar Kent, Robert A. Kotick, Maria Elena Lagomasino, Sam Nunn and David B. Weinberg for election as a Director. All of the nominees are independent under New York Stock Exchange ("NYSE") corporate governance rules, except Herbert A. Allen and Muhtar Kent. See "Director Independence and Related Person Transactions" beginning on page 38.

Each of the Director nominees currently serves on the Board and was elected by the shareowners at the 2015 Annual Meeting of Shareowners. If elected, each Director will hold office until the 2017 Annual Meeting of Shareowners and until his or her successor is elected and qualified. We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected.

However, if any nominee should become unable for any reason or unwilling for good cause to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of Directors.

The Board and the Committee on Directors and Corporate Governance believe that the combination of the various qualifications, attributes, skills and experiences of the Director nominees would contribute to an effective and well-functioning Board and that, individually and as a whole, the Director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.

Included in each Director nominee's biography below is an assessment of the specific qualifications, attributes, skills and experience of such nominee based on the qualifications described above.

The Board of Directors recommends a vote FOR the election of each of the Director nominees.



Snapshot of 2016 Director Nominees

All Director nominees exhibit:

* High integrity
* A proven record of success
* An appreciation of multiple cultures
* A commitment to sustainability and social issues
* Innovative thinking
* Knowledge of corporate governance requirements and practices

Our Director nominees bring a balance of relevant skills to our boardroom

High Level of Financial Experience	11
Relevant Senior Leadership/Chief Executive Officer Experience	12
Broad International Exposure/Emerging Market Experience	12
Diversity	4
Extensive Knowledge of the Company's Business and/or Industry	4
Marketing Experience	4
Innovation/Technology Experience	3
Governmental or Geopolitical Expertise	5
Risk Oversight/Management Expertise	5

Our Director nominees exhibit an effective mix of diversity, experience and fresh perspective

Average Tenure
9.4 years

Average Age
65.8 years

Gender Diversity
27% women

 

Herbert A. Allen



Mr. Allen is President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm, and has held these positions for more than the past five years. He previously served as a Director of Convera Corporation from 2000 to 2010.

Director since 1982

Age: 76

Board Committees: Executive, Finance, Management Development (Chair)

Other Public Company Boards: None

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Extensive experience in venture capital, underwriting, mergers and acquisitions, private placements and money management services at Allen & Company Incorporated. Supervises Allen & Company Incorporated's principal financial and accounting officers on all matters related to the firm's financial position and results of operations and the presentation of its financial statements.


Relevant Senior Leadership/Chief Executive Officer Experience
President and Chief Executive Officer of Allen & Company Incorporated, a preeminent investment firm focused on the media, entertainment and technology industries.


Extensive Knowledge of the Company's Business and/or Industry
Director of the Company since 1982 and through Allen & Company Incorporated, has served as financial advisor to the Company and its bottling partners on numerous transactions.


Marketing Experience
Significant marketing experience through ownership of a controlling interest and management of Columbia Pictures, a film production and distribution studio, from 1973 to 1982, and through a ten-year public company directorship at Convera Corporation, a company that used technology to help clients build an online community and increase their Internet advertising revenues.

Ronald W. Allen



Mr. Allen served as Chief Executive Officer of Aaron's, Inc. from February 2012 until his retirement in August 2014. Mr. Allen served as a Director of Aaron's, Inc. from 1997 until August 2014. Mr. Allen also served as President of Aaron's Inc. from February 2012 to April 2014 and as Chairman of the Board of Aaron's, Inc. from November 2012 until April 2014. Mr. Allen served as interim President and Chief Executive Officer of Aaron's, Inc. from November 2011 to February 2012. Mr. Allen retired as the Chairman of the Board, President and Chief Executive Officer of Delta Air Lines, Inc. ("Delta"), one of the world's largest global airlines, in July 1997. From July 1997 through July 2005, Mr. Allen was a consultant to and Advisory Director of Delta. He previously served as a Director of Guided Therapeutics Inc. from 2008 to January 2014.

Director since 1991

Age: 74

Board Committees: Audit, Compensation

Other Public Company Boards: Aircastle Limited (since 2006) and Forward Air Corporation (2011-2013 and since 2014)

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Oversaw financial matters in his role as Chairman of the Board, President and Chief Executive Officer of Aaron's, Inc., a leader in the sales and lease ownership and specialty retailing of residential furniture, consumer electronics, home appliances and accessories; also served on its Audit Committee prior to becoming interim President and Chief Executive Officer. Serves on the Audit Committee of Aircastle Limited, a global company that acquires, leases and sells high-utility commercial jet aircraft to customers throughout the world. Served on the Investment Committee of Interstate Hotels & Resorts, Inc., a large independent hotel management company of major global brands.


Relevant Senior Leadership/Chief Executive Officer Experience
Served as Chief Executive Officer of Aaron's, Inc. from February 2012 to August 2014 and as its President from February 2012 to April 2014. Served as Chief Executive Officer and President of Delta from 1987 to 1997. During his tenure at Delta, he managed the company through very difficult times, brought it back to sustained profitability, established a program to lower the airline's cost structure and grew the business through expansion into foreign markets.


Broad International Exposure/Emerging Market Experience
Former Chairman and Chief Executive Officer of Delta, a leading global carrier with service to countries on six continents. Serves as a Director at Aircastle Limited and served as a Director at Interstate Hotels & Resorts, Inc. from 2006 to 2010, each of which has international operations.


Extensive Knowledge of the Company's Business and/or Industry
25-year directorship at the Company. Significant manufacturing experience as a senior executive at Aaron's, Inc., whose business includes a furniture manufacturing division.

 

Marc Bolland



Mr. Bolland is Chief Executive Officer and a Director of Marks & Spencer Group p.l.c. ("Marks & Spencer"), an international, multi-channel retailer, and has held this position since May 2010. In January 2016, Marks & Spencer announced that Mr. Bolland will retire from these positions on April 2, 2016. He served as Chief Executive Officer and a Director of WM Morrison Supermarkets PLC, a leading supermarket chain in the United Kingdom, from September 2006 to April 2010. He served as Chief Operating Officer of Heineken N.V., one of the world's largest brewers, from 2005 to July 2006, and as an executive board member of Heineken N.V. from 2001 to July 2006. Mr. Bolland started his career at Heineken N.V. in the Netherlands in 1987, serving in several international management positions including Managing Director of Heineken Export Group Worldwide, a subsidiary of Heineken N.V., from 1999 to 2001, and Managing Director of Heineken Slovensko, a subsidiary of Heineken N.V., from 1995 to 1998. He previously served as a Director of ManpowerGroup Inc. from 2004 to February 2015.

Director since 2015

Age: 56

Board Committees: Audit

Other Public Company Boards:
Marks & Spencer Group p.l.c. (since May 2010)*

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Significant operational and financial experience as Chief Executive Officer of Marks & Spencer, Chief Executive Officer of WM Morrison Supermarkets PLC and Chief Operating Officer of Heineken N.V., all public companies.


Relevant Senior Leadership/Chief Executive Officer Experience
Since 2010, has served as Chief Executive Officer of Marks & Spencer, an international, multi-channel retailer based in the United Kingdom with over £10 billion in annual revenues. From 2006 to 2010, served as Chief Executive Officer of WM Morrison Supermarkets PLC where he successfully led the development and implementation of its long-term strategy, turning around the business.


Broad International Exposure/Emerging Market Experience
Appointed a UK Business Ambassador by the British Prime Minister to promote the United Kingdom in overseas markets and highlight trade and investment opportunities. Led international expansion of Marks & Spencer, which has stores in the United Kingdom and 59 countries outside the United Kingdom. In addition, while at Heineken N.V., he was Managing Director in Slovakia, Managing Director for Heineken Export Worldwide and had responsibility for Western Europe, the United States, Latin America, Northern Africa and Global Marketing. Vice Co-Chair of The Consumer Goods Forum.


Marketing Expertise
Extensive marketing and retail expertise as Chief Executive Officer of Marks & Spencer and WM Morrison Supermarkets PLC, as well as serving as Chief Operating Officer and head of Global Marketing for Heineken N.V., where he was responsible for brand and marketing strategies.

* In January 2016, Marks & Spencer announced that Mr. Bolland will remain on the Board until the end of its current financial year on April 2, 2016.

Ana Botín



Ms. Botín is Executive Chair of Banco Santander, S.A., the parent bank of Grupo Santander, and has held this position since September 2014. She has served as a Director of Banco Santander, S.A. since 1989. Ms. Botín served as Chief Executive Officer of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander, S.A., from December 2010 to September 2014. She has served as a Director of Santander UK plc since December 2010. Ms. Botín served as Executive Chair of Banco Español de Crédito, S.A., also a subsidiary of Banco Santander, S.A., from 2002 to 2010. She started her 35-year career in the banking industry at JP Morgan in New York in 1981 and in 1988 joined Banco Santander, S.A., where she established and led its international corporate banking business in Latin America in the 1990s. She previously served as a Director of Assicurazioni Generali S.p.A., a global insurance company based in Italy, from 2004 to 2011.

Director since 2013

Age: 55

Board Committees: Directors and Corporate Governance

Other Public Company Boards:
Banco Santander, S.A. (since 1989) and Santander UK plc (since 2010)

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Internationally recognized expert in the investment banking industry with knowledge of global macroeconomic issues as well as significant experience in oversight and management of financial risks. Over 35 years of experience in investment and commercial banking. Has served as Executive Chair of Banco Santander, S.A. since September 2014 and a member of Banco Santander, S.A.'s Board and Executive Committee since 1989 and of its Management Committee since 1994. Began career at JP Morgan in New York in 1981 where she worked in its investment banking and treasury service areas until 1988. Joined Banco Santander, S.A. in 1988 where she established and led its international corporate banking business in Latin America in the 1990s. Subsequently served as Executive Chair of Banco Español de Crédito, S.A. from 2002 to 2010 and served as Chief Executive Officer of Santander UK plc from 2010 to September 2014, both of which are banking subsidiaries of Banco Santander, S.A. Member of the British Prime Minister's Business Advisory Group which provides high-level advice on critical business and economic issues facing the United Kingdom.


Relevant Senior Leadership/Chief Executive Officer Experience
Executive Chair of Banco Santander, S.A. since September 2014. Also served as Chief Executive Officer of Santander UK plc, a leading financial services provider in the United Kingdom from 2010 to September 2014.


Broad International Exposure/Emerging Market Experience
Executive Chair of Banco Santander, S.A., a global financial institution with operations in Europe, North America, Latin America and Asia. Board member of the Institute of International Finance, a global association of financial institutions. Founder and Vice Chair of Fundación Empresa y Crecimiento, which finances small and medium sized companies in Latin America, and co-founder and Chair of the Fundación Conocimiento y Desarrollo, a nonprofit organization that promotes the contribution of universities in Spain to the country's economic and social development. Co-founder and Chair of Fundación Empieza Por Educar, the Spanish member of the global Teach For All network. Director of Assicurazioni Generali S.p.A., a global insurance company based in Italy, from 2004 to 2011.


Diversity
Spanish national; female; significant experience with non-U.S. companies and nonprofit organizations.

GOVERNANCE

Howard G. Buffett



Mr. Buffett is President of Buffett Farms, a commercial farming operation, and has held this position since 1986. Mr. Buffett is Chairman and Chief Executive Officer of the Howard G. Buffett Foundation, a charitable foundation that directs funding for humanitarian and conservation related issues, and has held these positions since December 2013. He previously served as President of the Howard G. Buffett Foundation from 1999 to December 2013 and as a Director of Lindsay Corporation from 1995 to January 2016.

Director since 2010

Age: 61

Board Committees: Public Issues and Diversity Review

Other Public Company Boards:
Berkshire Hathaway Inc. (since 1993)

Specific Qualifications, Attributes, Skills and Experience:



Broad International Exposure/Emerging Market Experience
The Howard G. Buffett Foundation, of which Mr. Buffett is Chairman and Chief Executive Officer, focuses much of its work in communities in Africa and Latin America. In 2007, the Foundation launched the Global Water Initiative to address productive and household water resource constraints in Africa and Central America. In 2012, the Global Water Initiative refocused its mission to look at water resource constraints for agricultural production globally. Serves as a Trustee of the Sequoia Farm Foundation, an initiative of the Howard G. Buffett Foundation, which invests in applied research to improve production practices for smallholder farmers in developing countries in Latin America and Africa. Served in various management roles at Archer-Daniels-Midland Company, one of the largest agricultural processors in the world, including a lead business development role for Latin America.



Extensive Knowledge of the Company's Business and/or Industry
From 1993 to 2004, served as a Director of Coca-Cola Enterprises Inc., then the world's largest Coca-Cola bottler, which enabled Mr. Buffett to acquire extensive knowledge of its bottling operations and an understanding of the Coca-Cola system.



Governmental or Geopolitical Expertise
Served on two United States Trade Representative Committees and was appointed a United Nations Goodwill Ambassador Against Hunger in 2007. Gained governmental experience through service in elected office in Douglas County, Nebraska from 1989 to 1992. Extensive experience on international socioeconomic and regulatory issues including agricultural resource development and supply chain and water resource management as Chairman and Chief Executive Officer of the Howard G. Buffett Foundation, which works to improve subsistence agriculture and resolve conflicts tied to food shortages. Served as Chairman of Coca-Cola Enterprises Inc.'s Public Issues Review Committee.



Risk Oversight/Management Expertise
Oversight and management of operational risks as President of Buffett Farms and Chairman and Chief Executive Officer of the Howard G. Buffett Foundation, as a Director of Berkshire Hathaway Inc., a complex and diversified multinational company, as a former Director of Lindsay Corporation, a global leader in the manufacture of agricultural irrigation products, and as a former Director of Sloan Implement, a privately owned distributor of John Deere agricultural equipment.

Richard M. Daley



Mr. Daley was the Mayor of Chicago from 1989 to 2011. Mr. Daley is the Executive Chairman of Tur Partners LLC, an investment and advisory firm focusing on sustainable solutions within the urban environment, and has held this position since May 2011. He is Of Counsel at Katten Muchin Rosenman LLP, a full-service law firm with attorneys in locations across the United States and in London and Shanghai, and has held this position since June 2011. In October 2011, he was appointed a senior advisor to JPMorgan Chase & Co., where he chairs the "Global Cities Initiative," a joint project of JPMorgan Chase & Co. and the Brookings Institution to help cities identify and leverage their greatest economic development resources. Mr. Daley also has been a distinguished senior fellow at the University of Chicago Harris School of Public Policy since May 2011.

Director since 2011

Age: 73

Board Committees: Directors and Corporate Governance

Other Public Company Boards:
Diamond Resorts International, Inc. (since 2013)

Specific Qualifications, Attributes, Skills and Experience:



Relevant Senior Leadership/Chief Executive Officer Experience
As Mayor of Chicago, served as the chief executive of one of the world's largest cities, managing all aspects of a complex governmental organization, including its multi-billion dollar budget and over 30 departments with over 35,000 employees. Serves as Executive Chairman of Tur Partners LLC.



Broad International Exposure/Emerging Market Experience
As Mayor, helped Chicago become a prominent player in the global economy. Particular focus on developing relationships in China through efforts such as the Chicago-China Friendship Initiative Campaign. Ongoing international exposure with policymakers from around the world as distinguished senior fellow at the University of Chicago Harris School of Public Policy and as a member of the International Advisory Board for the Russian Direct Investment Fund.



Governmental or Geopolitical Expertise
Over a 42-year career in public service. Mayor of Chicago for 22 years and the longest serving Mayor in Chicago's history. As Mayor, earned a reputation for improving Chicago's quality of life, acting to improve public schools, strengthening its economy and helping Chicago become among the most environmentally friendly cities in the world.



Risk Oversight/Management Expertise
Significant expertise in managing and overseeing risks as Mayor of Chicago, including emergency and crisis management, and oversight of governmental, economic, environmental, human resources and social risks.

Barry Diller



Since December 2010, Mr. Diller has served as Chairman and Senior Executive of IAC/InterActiveCorp, a leading media and Internet company. Prior to that time, Mr. Diller held the positions of Chairman and Chief Executive Officer of IAC/InterActiveCorp (and its predecessor companies) since August 1995. Mr. Diller has also served as Chairman and Senior Executive of Expedia, Inc., one of the world's leading travel companies, since August 2005. Mr. Diller has also served as Special Advisor to the Chief Executive Officer of TripAdvisor, Inc., an online travel company, since April 2013, and served as its Chairman and Senior Executive from December 2011, when it was spun off from Expedia, Inc., until December 2012, and as a member of its Board until April 2013. Mr. Diller also served as the non-executive Chairman of Live Nation Entertainment, Inc. (and its predecessor companies, Ticketmaster Entertainment, Inc. and Ticketmaster) from August 2008 to October 2010 and was a member of its Board until January 2011.

Director since 2002

Age: 74

Board Committees: Directors and Corporate Governance, Executive, Finance (Chair), Management Development

Other Public Company Boards:
Expedia, Inc. (since 2005),
Graham Holdings Company (since 2000)
and IAC/InterActiveCorp (since 1995)

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
Extensive experience in financings, mergers, acquisitions, investments and strategic transactions, including transactions with Silver King Broadcasting, QVC, Inc., Ticketmaster Entertainment, Inc. and Home Shopping Network, Inc. Serves on the Finance Committee of Graham Holdings Company, a diversified education and media company.



Relevant Senior Leadership/Chief Executive Officer Experience
Served as Chief Executive Officer of IAC/InterActiveCorp (and its predecessors) from 1995 to 2010. Beginning with QVC, Inc. in 1992, served as chief executive for a number of predecessor companies engaged in media and interactivity prior to the formation of IAC/InterActiveCorp. Previously served as Chief Executive Officer of Fox, Inc. from 1984 to 1992 and was responsible for the creation of Fox Broadcasting Company, in addition to Fox's motion picture operations. Prior to joining Fox, served for ten years as Chief Executive Officer of Paramount Pictures Corporation.



Broad International Exposure/Emerging Market Experience
Chairman of the Board and Senior Executive of IAC/InterActiveCorp, a leading media and internet company focused on the areas of search and applications, dating, education and fitness businesses, media and e-commerce, whose family of websites is one of the largest in the world, reaching users in more than 190 countries. Chairman of the Board and Senior Executive of Expedia, Inc., one of the world's leading online travel companies. Served as Chairman of the Board and Senior Executive of TripAdvisor, Inc., the world's largest travel site, with websites in 45 countries. Served as a member of the Council on Foreign Relations.



Innovation/Technology Experience
Significant experience and leadership roles in the media and Internet sectors. This includes experience at IAC/InterActiveCorp, which has several businesses in the marketing and technology industries, with brands such as Ask.com, About.com, Match, HomeAdvisor, DailyBurn and Vimeo, at Expedia, Inc., an online travel company with brands such as Expedia, HomeAway, Hotels.com, and Hotwire, and at TripAdvisor, Inc., which operates the flagship TripAdvisor-branded websites and numerous other travel brands.

Helene D. Gayle



Dr. Gayle is the Chief Executive Officer of McKinsey Social Initiative, an independent nonprofit organization founded by McKinsey & Company, which brings together expert problem solvers to develop innovative approaches to complex social challenges. Dr. Gayle held the positions of President and Chief Executive Officer of CARE USA, a leading international humanitarian organization, from 2006 to 2015. From 2001 to 2006, she served as program director in the Global Health Program at the Bill & Melinda Gates Foundation. Dr. Gayle started her 20-year career in public health at the U.S. Centers for Disease Control and Prevention ("CDC") in 1984 where she held various positions, ultimately becoming the director of the CDC's National Center for HIV, STD and TB Prevention in 1995.

Director since 2013

Age: 60

Board Committees: Compensation, Public Issues and Diversity Review

Other Public Company Boards:
Colgate-Palmolive Company (since 2010)

Specific Qualifications, Attributes, Skills and Experience:



Relevant Senior Leadership/Chief Executive Officer Experience
Chief Executive Officer of McKinsey Social Initiative, a nonprofit focused on developing innovative approaches to complex social challenges, and former President and Chief Executive Officer of CARE USA, a leading humanitarian organization fighting global poverty, with operating support and revenues exceeding $500 million per year.



Broad International Exposure/Emerging Market Experience
Currently implementing the McKinsey Social Initiative's Generation program, which is aimed at fighting unemployment globally, including the goal to reach 1 million young people across five countries in five years. Experience managing international operations at CARE USA, which has long-term programs in countries around the world, including in many emerging markets. Helped develop global health initiatives in leadership roles at the CDC and the Bill & Melinda Gates Foundation. Currently serves on the Board of Trustees of the Center for Strategic and International Studies and the Rockefeller Foundation, and on the Advisory Board of the Harvard Business School Social Enterprise Initiative. Member of the Council on Foreign Relations.



Diversity
African-American; female; a medical specialist with a masters in public health; an expert on health, global development and humanitarian issues.



Governmental or Geopolitical Expertise
Extensive leadership experience in the global public health field through service at the CDC and through a leadership position with the Bill & Melinda Gates Foundation, directing programs on HIV/AIDS and other global health issues. Member of the U.S. Department of State's Foreign Affairs Policy Board and serves on the President's Commission on White House Fellowships. Achieved the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service. Director of New America Foundation, a nonprofit, nonpartisan public policy institute and think tank.

GOVERNANCE

Evan G. Greenberg



Mr. Greenberg is Chairman and Chief Executive Officer of Chubb Limited, the world's largest publicly traded property and casualty insurance company. Prior to ACE Limited's acquisition of The Chubb Corporation in January 2016, Mr. Greenberg was Chairman and Chief Executive Officer of ACE Limited (renamed Chubb Limited), the parent company of the ACE Group of Companies, a global insurance and reinsurance organization. He served as President and Chief Operating Officer of ACE Limited from June 2003 to May 2004, when he was elected to the position of President and Chief Executive Officer. Mr. Greenberg served on the Board of ACE Limited since 2002 and was elected as Chairman of the Board in May 2007. Prior to joining ACE Limited in 2001 as Vice Chairman, Mr. Greenberg spent 25 years at American International Group, Inc. ("AIG"), where he held a number of senior management positions, most recently serving as President and Chief Operating Officer from 1997 until 2000.

Director since 2011

Age: 61

Board Committees: Audit (Chair), Finance

Other Public Company Boards: Chubb Limited (since 2002)

Specific Qualifications, Attributes, Skills and Experience:


High Level of Financial Experience
Over 40 years of experience in the insurance industry, including managing global businesses and overseeing complex financial transactions involving numerous countries and currencies.


Relevant Senior Leadership/Chief Executive Officer Experience
President and Chief Executive Officer of Chubb Limited (formerly known as ACE Limited) since 2004. President and Chief Operating Officer of ACE Limited from 2003 to 2004. Chief Executive Officer of ACE Overseas General from 2002 to 2003 and Chief Executive Officer of ACE Tempest Re from 2001 to 2002. President of AIG, a leading international insurance organization, from 1997 to 2000.


Broad International Exposure/Emerging Market Experience
Chairman and Chief Executive Officer of Chubb Limited, a global insurance leader with operations in 54 countries. Extensive experience and business relationships in Asia, including serving as Chief Executive Officer of AIG Far East, based in Japan. Serves on the Board of the National Committee on United States-China Relations, is Chairman Emeritus of the US-ASEAN Business Council, is on the Advisory Council of the Center for the National Interest and serves on the Center for Strategic and International Studies Southeast Asia Advisory Board and Asia Economic Strategy Commission.


Risk Oversight/Management Expertise
Extensive risk oversight/management experience through various underwriting and management positions in the global property, casualty and life insurance sectors.

Alexis M. Herman



Ms. Herman is the Chair and Chief Executive Officer of New Ventures LLC, a corporate consulting company, and has held these positions since 2001. She served as Chair of the Business Advisory Board of Sodexo, Inc., an integrated food and facilities management services company, through 2013 and serves as a member of Toyota Motor Corporation's Diversity Advisory Board and Global Advisory Board. As Chair of the Company's Human Resources Task Force from 2001 to 2006, Ms. Herman worked with the Company to identify ways to improve its human resources policies and practices following the November 2000 settlement of an employment lawsuit. From 1997 to 2001, she served as U.S. Secretary of Labor.

Director since 2007

Age: 68

Board Committees: Compensation, Public Issues and Diversity Review (Chair)

Other Public Company Boards: Cummins Inc. (since 2001), Entergy Corporation (since 2003) and MGM Resorts International (since 2002)

Specific Qualifications, Attributes, Skills and Experience:


Broad International Exposure/Emerging Market Experience
15-year public company directorship at Cummins Inc., a global power leader that designs, manufactures, distributes and services diesel and natural gas engines and related technologies and serves customers in more than 190 countries and territories. Serves as U.S. representative on Toyota Motor Corporation's Global Advisory Board. Served as Chair of the Working Party for the Role of Women in the Economy for the Organisation for Economic Co-operation and Development ("OECD"), an international organization helping governments tackle the economic, social and governance challenges of a globalized economy.


Diversity
African-American; female; professional experience in government, nonprofit/charitable organizations and business. Senior Vice Chair of the Board of Trustees of the National Urban League, a civil rights organization.


Governmental or Geopolitical Expertise
Former U.S. Secretary of Labor from 1997 to 2001. Former White House Assistant to President Clinton and Director of the White House Office of Public Liaison. Served as Director of the Labor Department's Women's Bureau under President Jimmy Carter. Former Chief of Staff and former Vice Chair of the Democratic National Committee. Served as a Trustee of the Clinton Bush Haiti Fund. Served as Chair of the Working Party for the Role of Women in the Economy for OECD. Serves as Chair of the Community Affairs Committee for MGM Resorts International, a global hospitality company.


Risk Oversight/Management Expertise
Significant expertise in management and oversight of labor and human relations risks, including handling the United Parcel Service workers' strike in 1997 while U.S. Secretary of Labor. Chair of the Company's Human Resources Task Force following the November 2000 settlement of an employment lawsuit. Serves as Lead Director and is on the Audit Committee of Cummins Inc. and served as Lead Director and a member of the Audit Committee of MGM Resorts International.



Muhtar Kent



Mr. Kent is Chairman of the Board and Chief Executive Officer of the Company. He has held the position of Chairman of the Board since April 2009 and the position of Chief Executive Officer since July 2008. Mr. Kent served as President of the Company from December 2006 through August 2015 and as Chief Operating Officer of the Company from December 2006 through June 2008. From January 2006 through December 2006, Mr. Kent served as President of Coca-Cola International and was elected Executive Vice President of the Company in February 2006. From May 2005 through January 2006, he was President and Chief Operating Officer of the Company's North Asia, Eurasia and Middle East Group, an organization serving a broad and diverse region that included China, Japan and Russia. Mr. Kent originally joined the Company in 1978 and held a variety of marketing and operations roles until 1995, when he became Managing Director of Coca-Cola Amatil Limited-Europe covering bottling operations in 12 countries. From 1999 until his return to the Company in May 2005, he served as President and Chief Executive Officer of the Efes Beverage Group, a diversified beverage company with Coca-Cola and beer operations across Southeast Europe, Turkey and Central Asia.

Director since 2008

Age: 63

Board Committees: Executive (Chair)

Other Public Company Boards: 3M Company (since 2013)

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
Substantial financial experience gained in roles as Chief Executive Officer and President of the Company and Efes Beverage Group, both multi-national companies. Oversight of complex financial transactions and profit and loss responsibility during prior operations and leadership roles with the Company. Serves on the Audit Committee and Finance Committee of the Board of Directors of 3M Company.



Relevant Senior Leadership/Chief Executive Officer Experience
In addition to serving as the Company's Chief Executive Officer, served as President and Chief Executive Officer of Efes Beverage Group.



Broad International Exposure/Emerging Market Experience
Over 35 years of Coca-Cola system experience including extensive experience in international markets. Director of 3M Company, a global innovation company. Immediate past Chairman of the International Business Council of the World Economic Forum, member of the Board of Directors of the National Committee on United States-China Relations and a fellow of the Foreign Policy Association. Member of the Board of Directors and past Chairman of the United States-China Business Council and member of the Board of Directors and past Co-Chair of The Consumer Goods Forum. Chairman Emeritus of the US-ASEAN Business Council and a member of the Eminent Persons Group for ASEAN appointed by President Obama and then Secretary of State Clinton. Member of the Board of Trustees of the United States Council for International Business and the Center for Strategic and International Studies and member of the Board of Directors of the Special Olympics.



Extensive Knowledge of the Company's Business and/or Industry
Chairman of the Board (since 2009), Chief Executive Officer (since 2008), Chief Operating Officer (2006 to 2008) and President (2006 to 2015) of the Company. Joined the Company in 1978, holding a variety of marketing and operations leadership positions over the course of his career in the Coca-Cola system.

Robert A. Kotick



Mr. Kotick is President, Chief Executive Officer and a Director of Activision Blizzard, Inc., an interactive entertainment software company, and has held these positions since 2008. Mr. Kotick served as Chairman and Chief Executive Officer of the predecessor to Activision Blizzard, Inc. from 1991 to 2008.

Director since 2012

Age: 53

Board Committees: Management Development, Finance

Other Public Company Boards: Activision Blizzard, Inc. (since 1991)

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
Over 24 years of experience as Chief Executive Officer of Activision Blizzard, Inc. and its predecessor, including managing complex international operations and financial transactions.



Relevant Senior Leadership/Chief Executive Officer Experience
Served as Chief Executive Officer of Activision Blizzard, Inc.'s predecessor for over 17 years and has served as Chief Executive Officer and President of Activision Blizzard, Inc. since 2008.



Marketing Experience
Significant marketing experience with Activision Blizzard, Inc. and its predecessor, bringing extensive insight about key demographic groups and utilization of technology and social media in marketing.



Innovation/Technology Experience
As Chief Executive Officer of Activision Blizzard, Inc., a worldwide developer and publisher of online, personal computer, video game console, handheld, mobile and tablet games, is responsible for some of the most successful entertainment franchises including Call of Duty®, Destiny®, Hearthstone®, Skylanders® and World of Warcraft®.

Maria Elena Lagomasino



Maria Elena Lagomasino is the Chief Executive Officer and Managing Partner of WE Family Offices, a global family office serving high net worth families, and has held these positions since March 2013. Ms. Lagomasino served as Chief Executive Officer of GenSpring Family Offices, LLC, an affiliate of SunTrust Banks, Inc., from November 2005 through October 2012. From 2001 to 2005, Ms. Lagomasino was Chairman and Chief Executive Officer of JPMorgan Private Bank, a division of JPMorgan Chase & Co., a global financial services firm. Prior to assuming this position, she was Managing Director of The Chase Manhattan Bank in charge of its Global Private Banking Group. Ms. Lagomasino had been with Chase Manhattan since 1983 in various positions in private banking. She served as a Director of the Company from April 2003 to April 2006.

Director since 2008

Age: 66

Board Committees: Compensation (Chair), Directors and Corporate Governance, Management Development

Other Public Company Boards: Avon Products, Inc. (since 2000)* and The Walt Disney Company (since 2015)

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
Over 33 years of experience in the financial industry and a recognized leader in the wealth management industry. Chief Executive Officer and Managing Partner at WE Family Offices, a global family office serving high net worth families. Former Chief Executive Officer of GenSpring Family Offices, LLC, a wealth management firm that is an affiliate of SunTrust Banks, Inc. Founding member of the Institute for the Fiduciary Standard, a nonprofit formed in 2011 to provide research, education and advocacy of the fiduciary standard's importance to investors receiving investment and financial advice.



Relevant Senior Leadership/Chief Executive Officer Experience
Serves as Chief Executive Officer of WE Family Offices and served as Chief Executive Officer of GenSpring Family Offices, LLC and JPMorgan Private Bank.



Broad International Exposure/Emerging Market Experience
Significant international experience as Chief Executive Officer of GenSpring Family Offices, LLC and Chairman and Chief Executive Officer of JPMorgan Private Bank. During tenure with The Chase Manhattan Bank, served as Managing Director of the Global Private Banking Group, Vice President of private banking in the Latin America region and head of private banking for the western hemisphere. Over 38 years of experience working with Latin America. Exposure to international issues as a Board member of the Americas Society and the Cuba Study Group, as a Trustee of the National Geographic Society and as a member of the Council on Foreign Relations.



Diversity
Hispanic; female; professional experience in global capital markets.

* In December 2015, Avon Products, Inc. announced that Ms. Lagomasino intends to resign from the Board effective upon the closing of a transaction with respect to its North America business, which is expected to occur in the spring of 2016.

Sam Nunn



Mr. Nunn is Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a position he has held since 2001. The Nuclear Threat Initiative is a nonprofit organization working to reduce the global threats from nuclear, biological and chemical weapons. He is Chairman Emeritus of the Board of Trustees of the Center for Strategic and International Studies. He served as a member of the U.S. Senate from 1972 through 1996. He previously served as a Director of Chevron Corporation from 1997 to 2011, Dell Inc. from 1999 to 2011 where he served as Lead Director, General Electric Company from 1997 to April 2013 and Hess Corporation from August 2012 to May 2013.

Director since 1997; **Lead Independent Director since** 2014

Age: 77

Board Committees: Directors and Corporate Governance (Chair), Finance, Public Issues and Diversity Review

Other Public Company Boards: None

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
Has served on the Company's Finance Committee for over 18 years. Served on the Finance Committee of Dell Inc. and the Audit Committees of Dell Inc. and Scientific-Atlanta, Inc.



Broad International Exposure/Emerging Market Experience
16-year public company directorship at General Electric Company, one of the largest and most diversified infrastructure and financial services corporations in the world which serves customers in more than 100 countries. 14-year public company directorship at Chevron Corporation, which has U.S. and international subsidiaries that engage in fully integrated petroleum operations, chemicals operations, mining activities, power generation and energy services. 12-year public company directorship at Dell Inc., a global information technology company. Also served as a Director of Hess Corporation, a global independent energy company. Chairman Emeritus of the Board of Trustees of the Center for Strategic and International Studies, a preeminent international policy institution, where he served as Chairman from 1999 to November 2015.



Marketing Experience
Regular exposure to marketing and marketing-related technology through directorships at Dell Inc., a global information technology company, General Electric Company, a diversified technology, media and financial services company and Chevron Corporation, one of the world's largest integrated energy companies.



Governmental or Geopolitical Expertise
Recognized leader in the U.S. on national security and foreign policy. Extensive experience in government, public and social policy and international affairs as a result of his 24 years of service as a U.S. Senator from Georgia and since 2001 as Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative. During his tenure in the U.S. Senate, chaired the Senate Committee on Armed Services and the Permanent Subcommittee on Investigations. Also served on the Senate Intelligence and Small Business Committees. Continues his service in the public policy arena as Distinguished Professor in the Sam Nunn School of International Affairs at Georgia Institute of Technology. Served as Chair of the Public Responsibilities Committee at General Electric Company and served as Chair of the Public Policy Committee at Chevron Corporation.

David B. Weinberg



Mr. Weinberg is Chairman of the Board and Chief Executive Officer of Judd Enterprises, Inc., a private, investment-management office with diverse interests in a variety of asset classes, and President of Digital Bandwidth LLC, its private, early-stage technology investing affiliate, and has held these positions since 1996. From September 1989 to June 1996, Mr. Weinberg was a partner in the corporate, securities and investment-management practice of Mayer, Brown & Platt, a leading international law firm.

Director since 2015
Age: 64
Board Committees: Audit
Other Public Company Boards: None

Specific Qualifications, Attributes, Skills and Experience:



High Level of Financial Experience
In his position as Chairman and Chief Executive Officer of Judd Enterprises, Inc., oversees substantial assets in a wide variety of asset classes. Significant experience in reviewing financial statements as an investor, and as a securities lawyer when structuring transactions. Previously served on the audit committee and currently serves on the executive, finance and investment committees of Northwestern University.



Relevant Senior Leadership/Chief Executive Officer Experience
Since 1996, has served as Chairman and Chief Executive Officer of Judd Enterprises, Inc., a private, investment-management office, and President of Digital BandWidth LLC, its private early-technology investing affiliate.



Innovation/Technology Experience
Extensive entrepreneurial experience as President of Digital Bandwidth LLC, overseeing investments in early stage companies focusing on technologies, including wireless networks, speech recognition, network security and radio frequency identification tags.



Risk Oversight/Management Expertise
Extensive risk oversight and management experience overseeing a private investment management office as Chief Executive Officer of Judd Enterprises, Inc. As a partner in the corporate, securities and investment-management practice of the Mayer, Brown & Platt law firm, advised clients on a broad range of regulatory and transactional matters. Additional risk oversight experience through former service on the audit committee and current service on the executive, finance and investment committees of Northwestern University.

BOARD AND COMMITTEE GOVERNANCE

Board Leadership Structure

The Company's governance framework provides the Board with flexibility to select the appropriate leadership structure for the Company. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's shareowners. The current leadership structure is comprised of a combined Chairman of the Board and Chief Executive Officer, a Lead Independent Director, Board committees led primarily by independent Directors and active engagement by all Directors. The Board believes this structure provides an effective balance between strong Company leadership and appropriate safeguards and oversight by independent Directors.

> **Board Leadership Structure**
>
> ❋ Chairman of the Board and CEO: Muhtar Kent
>
> ❋ Lead Independent Director: Sam Nunn
>
> ❋ Audit, Compensation and Directors/Corporate Governance Committees led by independent Directors
>
> ❋ Active engagement by all Directors

Duties and Responsibilities of Lead Independent Director

The Lead Independent Director, who is elected by the independent Directors for a one-year term:

❋ presides at all meetings of the Board at which the Chairman of the Board is not present, including all meetings of independent Directors and non-employee Directors;

❋ encourages and facilitates active participation of all Directors;

❋ serves as a liaison between the independent Directors and the Chairman of the Board on sensitive issues and otherwise when appropriate;

❋ approves Board meeting materials for distribution to and consideration by the Board;

❋ approves Board meeting agendas after conferring with the Chairman of the Board and other members of the Board, as appropriate, and may add agenda items at his or her discretion;

❋ approves Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;

❋ has the authority to call meetings of the independent Directors;

❋ leads the Board's annual evaluation of the Chairman of the Board and Chief Executive Officer;

❋ monitors and coordinates with management on corporate governance issues and developments;

❋ is available to advise the committee chairs in fulfilling their designated roles and responsibilities to the Board;

❋ is available for consultation and communication with shareowners where appropriate, upon reasonable request; and

❋ performs such other functions as the Board or other Directors may request.

Leadership Structure – Details and Rationale

Consistent with the Board's commitment to corporate governance practices that are in the best interests of the Company and its shareowners, at least one executive session of the non-employee Directors each year includes a review of the Board's leadership structure and consideration of whether the position of Chairman of the Board should be held by the Chief Executive Officer. This section describes the details and the Board's rationale for its current leadership structure.

Under the Company's By-Laws, the Chairman of the Board presides over meetings of the Board, presides over meetings of shareowners, consults and advises the Board and its committees on the business and affairs of the Company, and performs such other duties as may be assigned by the Board. The Chief Executive Officer is in general charge of the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board. Muhtar Kent serves as both Chairman of the Board and Chief Executive Officer.

The duties and responsibilities of the Lead Independent Director are described above and are set forth in the Company's Corporate Governance Guidelines and the Charter for the Committee on Directors and Corporate Governance. Although annually elected, the Lead Independent Director is generally expected to serve for more than one year. Sam Nunn serves as the Lead Independent Director.



Importantly, all Directors play an active role in overseeing the Company's business both at the Board and committee levels. As set forth in the Company's Corporate Governance Guidelines, the core responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareowners. The 2016 Director nominees consist of one Director nominee who serves as a member of management and 14 non-employee Director nominees. The non-employee Director nominees are skilled and experienced leaders in business, education, government and public policy. They currently serve or have served as chief executives and members of senior management of Fortune 1000 companies, investment banking and financial services firms, private for-profit and nonprofit organizations, and as U.S. federal, state and local government officials. In these roles, the non-employee Director nominees have been called upon to provide solutions to various complex issues and are expected to, and do, ask hard questions of management. As such, the non-employee Director nominees are well-equipped to oversee the success of the business and to provide advice and counsel to the Chief Executive Officer and Company management.

As part of each regularly scheduled Board meeting, the non-employee Directors meet in executive session without the Chief Executive Officer present. These meetings allow non-employee Directors to discuss issues of importance to the Company, including the business and affairs of the Company as well as matters concerning management, without any member of management present. In addition, the independent Directors meet in executive session several times a year at regularly scheduled Board meetings. All of the Board committees, except the Management Development Committee and the Executive Committee, are chaired by independent Directors.

The Board believes that leadership of both the Board and the Company by Mr. Kent is the optimal structure to guide the Company and maintain the focus required to achieve the Company's long-term business goals. The Company's business is complex and its products are sold in more than 200 countries around the world. Further, most of the Company's products are manufactured and sold by bottling partners around the world, most of which are independent companies. This franchise structure requires the Chief Executive Officer to have strong relationships with the leaders of the bottlers and be close to the many facets of the business. Given the complexity and global reach of our business, the Board believes the Chief Executive Officer is in the best position to focus Directors' attention on critical business matters and to speak for and lead both the Company and the Board.

The Board believes that the Company's leadership structure is effective and currently serves the business and shareowners well.

Board Oversight of Risk

The Board oversees the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls and the Company's compliance with applicable laws and regulations and proper governance. Inherent in these responsibilities is the Board's understanding and oversight of the various risks facing the Company. The Board does not view risk in isolation. Risks are considered in virtually every business decision. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk taking is essential for the Company to be competitive on a global basis and to achieve the Company's long-term strategic objectives.

Oversight of Risk

* The Board oversees risk management.
* Board committees, which meet regularly and report back to the full Board, play significant roles in carrying out the risk oversight function.
* Company management is charged with managing risk, through robust internal processes and effective internal controls.

Effective risk oversight is an important priority of the Board. The Board has implemented a risk governance framework designed to:

* understand critical risks in the Company's business and strategy;
* allocate responsibilities for risk oversight among the full Board and its committees;
* evaluate the Company's risk management processes and whether they are functioning adequately;
* facilitate open communication between management and Directors; and
* foster an appropriate culture of integrity and risk awareness.

The Company believes that its leadership structure supports the risk oversight function of the Board (see page 28). The Board implements its risk oversight function both as a whole and through delegation to Board committees, which meet regularly and report back to the full Board. Because overseeing risk is an ongoing process and inherent in the Company's strategic decisions, the Board discusses risk throughout the year at meetings in general terms and in relation to specific proposed actions.

The table below summarizes the significant role Board committees play in carrying out the risk oversight function.

Committee	Risk Oversight Focus Areas
Audit Committee	✸ Oversees risks related to the Company's financial statements, the financial reporting process, and accounting and legal matters.
	✸ Oversees the internal audit function, the Company's ethics programs, including the Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs including cybersecurity.
	✸ Periodically receives reports on and discusses governance of the Company's risk management process and reviews significant risks and exposures identified by management, the internal auditors or the Independent Auditors (whether financial, operating or otherwise), and management's steps to address them.
	✸ In connection with its oversight of these matters, the committee members will regularly meet separately with the Company's General Counsel, Chief of Internal Audit and representatives of the Independent Auditors.
Compensation Committee	✸ Evaluates the risks and rewards associated with the Company's compensation philosophy and programs.
	✸ Reviews and approves compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation.
Finance Committee	✸ Oversees certain financial matters and risks relating to the Company's capital structure, pension plan investments, currency risk and hedging programs, taxes, mergers and acquisitions and capital projects.
Management Development Committee	✸ Oversees management development and succession planning across senior management positions.
Public Issues and Diversity Review Committee	✸ Oversees issues that could pose significant reputational risk to the Company.
Committee on Directors and Corporate Governance	✸ Oversees the Company's governance practices, Director succession and committee leadership to manage risks associated with corporate governance.

While the Board and its committees oversee risk management, Company management is charged with managing risk. The Company has robust internal processes and an effective internal control environment which facilitate the identification and management of risks and regular communication with the Board. These include an enterprise risk management program, a Risk Council and Risk Steering Committee under the leadership of the Chief Financial Officer and Chief Operating Officer, regular internal management Disclosure Committee meetings, Codes of Business Conduct, robust product quality standards and processes, a strong Ethics and Compliance Office, and a comprehensive internal and external audit process. The Board and the Audit Committee monitor and oversee the evaluation of the effectiveness of the internal controls and the risk management

program. Management communicates routinely with the Board, Board committees and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

To learn more about risks facing the Company, you can review the factors included in Part I, "Item 1A. Risk Factors" in the Annual Report on Form 10-K for the year ended December 31, 2015 (the "Form 10-K"). The risks described in the Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known or that may currently be deemed to be immaterial also may materially adversely affect the Company's business, financial condition or results of operations in future periods.

Board and Committee Meetings and Attendance

Regular meetings of the Board are held at such times as the Board may determine. Special meetings of the Board may be called by the Chairman, the Secretary or by a majority of the Directors by written request to the Secretary. Committee meetings can be called by the committee's chair or by a majority of committee members.

In 2015, the Board held six meetings and committees of the Board held a total of 40 meetings. Overall attendance at such meetings was approximately 98%. Each Director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2015.

Board Committees

The Board has an Audit Committee, a Compensation Committee, a Committee on Directors and Corporate Governance, an Executive Committee, a Finance Committee, a Management Development Committee and a Public Issues and Diversity Review Committee. The Board has adopted a written charter for each of these committees, which is available on the Company's website *www.coca-colacompany.com*, by clicking on "Investors" and then "Corporate Governance." Information about each committee is provided below.

AUDIT COMMITTEE

Meetings Held in 2015: 11

Members	Independence*	Skills/qualifications
Evan G. Greenberg (Chair)	✔	🏛 👤 🌐 ☂
Ronald W. Allen	✔	🏛 👤 🌐 🥤
Marc Bolland	✔	🏛 👤 🌐 @
David B. Weinberg	✔	🏛 👤 💡 ☂

* *Each member of the Audit Committee is financially literate, knowledgeable and qualified to review financial statements, and meets the independence requirements of the NYSE, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Company's Corporate Governance Guidelines.*

** *The Board has designated Mr. Greenberg as the "Audit Committee financial expert".*

Primary Responsibilities:

✹ Represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements.

✹ Oversees the Company's compliance with legal and regulatory requirements, the Independent Auditors' qualifications and independence, the performance of the Company's internal audit function and the Independent Auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs.

✹ Oversees the Company's enterprise risk management ("ERM") program and has direct oversight over certain risks within the ERM framework. Periodically receives reports on and discusses governance of the Company's risk management process and reviews significant risks and exposures identified to the committee (whether financial, operating or otherwise), and management's steps to address them.

❱ *Additional information regarding the Audit Committee can be found beginning on page 84.*

COMPENSATION COMMITTEE

Meetings Held in 2015: 7

Members	Independence*	Skills/qualifications
Maria Elena Lagomasino (Chair)	✔	🏛 👤 🌐 ✋
Ronald W. Allen	✔	🏛 👤 🌐 🥤
Helene D. Gayle	✔	👤 🌐 ✋ 🏛
Alexis M. Herman	✔	🌐 ✋ 🏛 ☂

* *Each member of the Compensation Committee meets the independence requirements of the NYSE, the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Company's Corporate Governance Guidelines.*

Primary Responsibilities:

✹ Responsible for evaluating and approving compensation plans, policies and programs applicable primarily to the Company's senior executive group, which includes all individuals subject to Section 16 of the 1934 Act.

✹ Approves all equity awards to employees, including stock options, performance share units, restricted stock and restricted stock units.

✹ Sole authority to retain, terminate, approve fees and other terms of engagement of its compensation consultant, and to obtain advice and assistance from internal or external legal, accounting or other advisors.

✹ Understands and considers shareowner viewpoints on compensation.

❱ *Additional information regarding the Compensation Committee can be found beginning on page 47.*

Legend: *Specific Qualifications, Attributes, Skills and Experience (see page 16)*

 High level of financial experience

 Relevant senior leadership/ Chief Executive Officer experience

 Broad international exposure/emerging market experience

 Diversity of race, ethnicity, gender, age, cultural background or professional experience

 Extensive knowledge of the Company's business and/or industry

 Marketing experience

 Innovation/ technology experience

 Governmental or geopolitical expertise

 Risk oversight/ management expertise

COMMITTEE ON DIRECTORS AND CORPORATE GOVERNANCE

Meetings Held in 2015: 4

Members	Independence*	Skills/qualifications
Sam Nunn (Chair)	✔	🏛 🌐 @ 🏛
Ana Botín	✔	🏛 👤 🌐 ✋
Richard M. Daley	✔	👤 🌐 🏛 ☂
Barry Diller	✔	🏛 👤 🌐 💡
Maria Elena Lagomasino	✔	🏛 👤 🌐 ✋

* Each member of the Committee on Directors and Corporate Governance meets the independence requirements of the NYSE and the Company's Corporate Governance Guidelines.

Primary Responsibilities:

❋ Responsible for considering and making recommendations concerning Director nominees and the function and needs of the Board and its committees.

❋ Regularly reviews the Company's Corporate Governance Guidelines and provides oversight of the corporate governance affairs of the Board and the Company consistent with the long-term best interests of the Company and its shareowners.

❋ Coordinates the annual review of Board, committee and Director evaluation process, which is led by the Lead Independent Director.

❋ Understands and considers shareowner viewpoints on corporate governance matters.

◗ *Additional information regarding the Committee on Directors and Corporate Governance can be found beginning on page 15.*

EXECUTIVE COMMITTEE

Meetings Held in 2015: 3

Members	Independence	Skills/qualifications
Muhtar Kent (Chair)	✗	🏛 👤 🌐 🥤
Herbert A. Allen	✗	🏛 👤 🥤 @
Barry Diller	✔	🏛 👤 🌐 💡

Primary Responsibilities:

❋ Authorized to exercise the power and authority of the Board between meetings, except the powers reserved for the Board or the shareowners by Delaware General Corporation Law. If matters are delegated to the Executive Committee by the Board, the committee may act at a meeting or by written consent in lieu of a meeting.

FINANCE COMMITTEE

Meetings Held in 2015: 6

Members	Independence	Skills/qualifications
Barry Diller (Chair)	✔	🏛 👤 🌐 💡
Herbert A. Allen	✗	🏛 👤 🥤 @
Evan G. Greenberg	✔	🏛 👤 🌐 ☂
Robert A. Kotick	✔	🏛 👤 @ 💡
Sam Nunn	✔	🏛 🌐 @ 🏛

Primary Responsibilities:

❋ Helps the Board fulfill its responsibilities relating to oversight of the Company's financial affairs, including reviewing and recommending to the Board dividend policy, capital expenditures, debt and other financings, major strategic investments and other transactions.

❋ Oversees the Company's policies and procedures on risk management, hedging, swaps and other derivative transactions.

Legend: Specific Qualifications, Attributes, Skills and Experience (see page 16)

								
High level of financial experience	Relevant senior leadership/ Chief Executive Officer experience	Broad international exposure/emerging market experience	Diversity of race, ethnicity, gender, age, cultural background or professional experience	Extensive knowledge of the Company's business and/or industry	Marketing experience	Innovation/ technology experience	Governmental or geopolitical expertise	Risk oversight/ management expertise



MANAGEMENT DEVELOPMENT COMMITTEE

Meetings Held in 2015: 5

Members	Independence	Skills/qualifications
Herbert A. Allen (Chair)	✗	
Barry Diller	✔	
Robert A. Kotick	✔	
Maria Elena Lagomasino	✔	

Primary Responsibilities:
❋ Helps the Board fulfill its responsibilities relating to oversight of talent development for senior positions and succession planning.

PUBLIC ISSUES AND DIVERSITY REVIEW COMMITTEE

Meetings Held in 2015: 4

Members	Independence	Skills/qualifications
Alexis M. Herman (Chair)	✔	
Howard G. Buffett	✔	
Helene D. Gayle	✔	
Sam Nunn	✔	

Primary Responsibilities:
❋ Helps the Board fulfill its responsibilities relating to diversity, corporate social responsibility and public issues of significance, which may affect the shareowners, the Company, the business community and the general public.

View the Company's Governance Materials

You can view the Company's governance materials, including the Certificate of Incorporation, By-Laws, Corporate Governance Guidelines and Board Committee Charters on the Company's website, *www.coca-colacompany.com*, click on "Investors" and then "Corporate Governance." Instructions on how to obtain copies of these materials are included in the response to question 26 in the Questions and Answers section on page 100.

Communication with the Board

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *asktheboard@coca-cola.com.* At the direction of the Board, all mail received may be opened and screened for security purposes. All mail, other than trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items, will be forwarded or delievered, as appropriate. Mail addressed to a particular Director will be forwarded or delivered to that Director. Mail addressed to "Outside Directors" or "Non-Employee Directors" will be forwarded or delivered to the Lead Independent Director. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board and the Lead Independent Director.

Legend: Specific Qualifications, Attributes, Skills and Experience (see page 16)

 High level of financial experience

 Relevant senior leadership/ Chief Executive Officer experience

 Broad international exposure/emerging market experience

 Diversity of race, ethnicity, gender, age, cultural background or professional experience

 Extensive knowledge of the Company's business and/or industry

 Marketing experience

 Innovation/ technology experience

 Governmental or geopolitical expertise

 Risk oversight/ management expertise

 

ADDITIONAL GOVERNANCE FEATURES

Shareowner Engagement

Our Board believes that shareowners should have line of sight into decisions made in the boardroom. We do this by making a full-time effort of building relationships and trust over time with our shareowners. We have for some time cultivated meaningful and value-added relationships with our shareowners through an engagement program that is management led and overseen by the Board.

Shareowner Engagement
Our longstanding commitment to shareowner engagement includes:
✔ An engagement program that is management led and overseen by the Board
✔ Dedicated resources to actively engage with shareowners on a variety of topics throughout the year
✔ Engagements designed to address questions and concerns, seek input and provide perspective on Company policies and practices
✔ Feedback provided to the Board on a regular basis and reflected in enhancements to policies and practices

The Board long ago established dedicated resources to actively engage with shareowners. The Company engages with shareowners on a variety of topics throughout the year to ensure we are addressing questions and concerns, to seek input and to provide perspective on Company policies and practices.

Shareowner feedback from this engagement is considered by the Board and reflected in enhancements to policies and practices. One recent example is our adoption of a proxy access bylaw, which the Board adopted following several months of thoughtful discussions with shareowners.

In addition to direct engagement, the Company has instituted a number of complementary mechanisms that allow shareowners to effectively communicate a point of view with the Board, including:

❋ the annual election of Directors and a majority vote standard (see page 18);

❋ the annual advisory vote to approve executive compensation (see page 46);

❋ our commitment to thoughtfully consider shareowner proposals submitted to the Company (see page 100);

❋ the ability to attend and voice opinions at the Annual Meeting of Shareowners (see page 98);

❋ our dedicated 2016 Annual Meeting page on our Company website (see page 99);

❋ the ability to direct communications to individual Directors or the entire Board (see page 100); and

❋ a quarterly newsletter for our shareowners (see *www.coca-cola company.com/shareowner-newsletter-signup*).

Public Policy Engagement

We participate in public policy dialogues around the world related to our industry and business priorities, our more than 700,000 system associates, our shareowners and the communities we serve.

In the U.S., the Company and our affiliated political action committees comply with applicable laws and other requirements regarding contributions to: political organizations, candidates for federal, state and local public office, ballot measure campaigns, political action committees and trade associations. We engage with organizations and individuals to make our views clear and uphold our commitment to help support the communities in which we operate. We base our U.S. political contributions on many considerations, supporting candidates who take reasonable positions on policies that promote economic growth as well as affect our long-term business objectives.

The Public Issues and Diversity Review Committee of our Board of Directors reviews our advocacy efforts, including political contributions. Additional information about our public policy engagement efforts, including our political contributions policy and a report of U.S. political contributions from our Company and from associate-funded programs, which include The Coca-Cola Company Nonpartisan Committee for Good Government and various other state political action committees, can be viewed on our Company website, *www. coca-colacompany.com*, by clicking on "Investors" and then "Public Policy Engagement."



Sustainability

At The Coca-Cola Company, we remain committed to integrating sustainability into our everyday actions to help create value for shareowners and the communities in which the Company operates. Our "Me, We, World" sustainability framework is our shared vision for how we strive to create social value and make a positive difference for the communities we serve through enhancing people's well-being (Me), building stronger communities (We), and working to protect the environment we all share (World). We believe the majority of innovation over the next decade will happen at the intersection of sustainability and the supply chain. Working together with our bottling partners on our leadership priorities to empower women, better manage water resources and promote well-being gives us opportunities to build business resiliency and add value across our system.

In addition, our pay-for-performance philosophy awards executives in a way that motivates them to operate the Company's business in a profitable and more sustainable manner, consistent with the six areas highlighted in the Company's 2020 Vision—people, portfolio, partners, planet, profit and productivity.

To learn more about the Company's sustainability efforts, including our comprehensive sustainability commitments, please view our 2014/2015 Sustainability Report on the Company's website, by visiting *www.coca-colacompany.com/sustainability*.

Special Meeting of Shareowners

Our By-Laws provide that a special meeting of shareowners may be called by the Chairman of the Board, the Chief Executive Officer, a majority of our Board of Directors or the Secretary, if appropriately requested by a person (or group of persons) beneficially owning at least a 25% "net long position" of the Company's Common Stock. A shareowner's "net long position" is generally defined as the amount of Common Stock in which the shareowner holds a positive (also known as "long") economic interest, reduced by the amount of Common Stock in which the shareowner holds a negative (also known as "short") economic interest.

Anti-Hedging, Anti-Short Sale and Anti-Pledging Policies

The Company's hedging policy prohibits Directors, the Company's executive officers and other designated employees from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of the Company's Common Stock, including prepaid variable forward contracts, equity swaps, collars and exchange funds. Directors, the Company's executive officers and other designated employees are also prohibited from engaging in short sales related to the Company's Common Stock. All other employees are discouraged from entering into hedging transactions and engaging in short sales related to the Company's Common Stock.

The Company's pledging policy discourages any pledging of the Company's Common Stock, including holding Common Stock in a margin account. In addition, Directors and the Company's executive officers are required to obtain pre-approval from the Company's General Counsel before pledging shares of Common Stock. Such approval will be granted only if the individual can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities.

Codes of Business Conduct

The Company has adopted a Code of Business Conduct for Non-Employee Directors. In addition, the Company has adopted a Code of Business Conduct applicable to the Company's employees, including the Named Executive Officers. Our associates, bottling partners, suppliers, customers and consumers can ask questions about our Code and other ethics and compliance issues, or report potential violations, through EthicsLine, a global Internet and telephone information and reporting service. The Codes of Business Conduct and information about EthicsLine are available on the Company's website at *www.coca-colacompany.com*, by clicking on "Investors", then "Corporate Governance" and then "Code of Business Conduct." In the event the Company amends or waives any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer or controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company's website.

DIRECTOR COMPENSATION

The Committee on Directors and Corporate Governance is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to Directors for Board, committee and committee chair services. Under the Committee on Directors and Corporate Governance's charter, the committee is authorized to engage consultants or advisors in connection with its review and analysis of Director compensation, although it did not engage any consultants or advisors in 2015. Directors who also serve as employees of the Company do not receive payment for service as Directors.

In making non-employee Director compensation recommendations, the Committee on Directors and Corporate Governance takes various factors into consideration, including, but not limited to, the responsibilities of Directors generally, as well as committee chairs, and the form and amount of compensation paid to Directors by comparable companies. The Board reviews the recommendations of the Committee on Directors and Corporate Governance and determines the form and amount of Director compensation.

Director compensation is provided under The Coca-Cola Company Directors' Plan effective January 1, 2013 (the "Directors' Plan"), which is described further below. The Committee on Directors and Corporate Governance and the Board believe that the Directors' Plan:

✸ ties the majority of Directors' compensation to shareowner interests because the value of share units fluctuates up or down depending on the stock price;

✸ focuses on the long term, since the share units are not paid until after the Director leaves the Board; and

✸ is equitable based on the work required of Directors serving an entity of the Company's size and scope.

2015 Annual Compensation

Director compensation in 2015 remained the same as in 2014. Under the Directors' Plan, 2015 annual compensation to non-employee Directors consisted of $50,000 paid in cash in quarterly installments and $200,000 credited in deferred share units. Non-employee Directors have the option of deferring all or a portion of their cash compensation into share units that are paid out in cash after leaving the Board. The number of share units awarded to non-employee Directors is equal to the number of shares of Common Stock that could be purchased on the open market for $200,000 on April 1 (or the next business day if April 1 is not a business day). Share units do not have voting rights but are credited with hypothetical dividends that are reinvested in additional units to the extent dividends on Common Stock are received by shareowners. Share units will be paid out in cash on the later of (i) January 15 of the year following the year in which the Director leaves the Board and (ii) six months after the Director leaves the Board. Directors may elect to take their payout in a lump sum or in up to five annual installments.

In addition, each non-employee Director who served as a committee chair in 2015 received an additional $20,000 in cash, or a prorated portion thereof where applicable. Directors do not receive fees for attending Board or committee meetings. Non-employee Directors are reimbursed for reasonable expenses incurred in connection with Board-related activities.

The following table details the total compensation of the Company's non-employee Directors for the year ended December 31, 2015.



2015 Director Compensation Table

Name[1] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Herbert A. Allen	$ 70,000	$ 200,000	$ 0	$ 0	$ 0	$ 368	$ 270,368
Ronald W. Allen	50,000	200,000	0	0	0	1,190	251,190
Marc Bolland	50,000	200,000	0	0	0	368	250,368
Ana Botín	50,000	200,000	0	0	0	368	250,368
Howard G. Buffett	50,000	200,000	0	0	0	6,737	256,737
Richard M. Daley	50,000	200,000	0	0	0	3,292	253,292
Barry Diller	70,000	200,000	0	0	0	11,499	281,499
Helene D. Gayle	50,000	200,000	0	0	0	368	250,368
Evan G. Greenberg	70,000	200,000	0	0	0	929	270,929
Alexis M. Herman	70,000	200,000	0	0	0	5,693	275,693
Robert A. Kotick	50,000	200,000	0	0	0	368	250,368
Maria Elena Lagomasino	70,000	200,000	0	0	0	36,029	306,029
Sam Nunn	70,000	200,000	0	0	0	36,584	306,584
James D. Robinson III[2]	25,000	40,000	0	0	0	22,341	87,341
Peter V. Ueberroth[2]	25,000	40,000	0	0	0	13,536	78,536
David B. Weinberg	50,000	200,000	0	0	0	660	250,660

1 Muhtar Kent is a Company employee and therefore receives no compensation under the Directors' Plan.

2 Messrs. Robinson and Ueberroth did not stand for election at the 2015 Annual Meeting of Shareowners. Therefore, the information above reflects their service on the Board through April 29, 2015.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee Director in 2015, whether or not such fees were deferred. In addition to the $50,000 annual cash fees (or prorated portion thereof), each of Mses. Herman and Lagomasino, and Messrs. H. Allen, Diller, Greenberg and Nunn received an additional $20,000 for service as a committee chair. Ms. Botín and Messrs. R. Allen, Daley and Kotick each deferred their 2015 cash compensation into 1,234 share units. Ms. Lagomasino and Messrs. Diller, Greenberg and Nunn each deferred their 2015 cash compensation into 1,728 share units. The number of share units is equal to the number of shares of Common Stock that could be purchased for the deferred amount based on the average of the high and low prices of a share of Common Stock on April 1, 2015.

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the grant date fair value associated with each Director's share units that are required to be deferred under the Directors' Plan, calculated in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation–Stock Compensation ("ASC Topic 718").

The table below shows the number of outstanding share units held by each Director as of December 31, 2015.

Director	Outstanding Share Units as of 12/31/2015
Mr. H. Allen	73,296
Mr. R. Allen	71,677
Mr. Bolland	5,097
Ms. Botín	15,096
Mr. Buffett	24,475
Mr. Daley	25,579
Mr. Diller	104,250
Ms. Gayle	14,921

Director	Outstanding Share Units as of 12/31/2015
Mr. Greenberg	31,187
Ms. Herman	36,506
Mr. Kotick	23,858
Ms. Lagomasino	38,290
Mr. Nunn	129,876
Mr. Robinson	115,436
Mr. Ueberroth	131,574
Mr. Weinberg	5,097

All Other Compensation (Column (g))

As described further below, the amounts reported in the All Other Compensation column reflect, where applicable, Company matching gifts to nonprofit organizations, medical and dental insurance, the costs of Company products provided to Directors without charge, and the premiums for life insurance (including accidental death and dismemberment and business travel coverage). In addition, infrequently, spouses and guests of Directors may ride along on Company aircraft for personal reasons when the aircraft is already going to a specific destination for a business reason, which has minimal incremental cost to the Company. When this occurs, a nominal amount is included in the All Other Compensation column. In addition, income is imputed to the Director for income tax purposes and the Director is not provided a tax reimbursement.

Perquisites and Other Personal Benefits

The Directors are eligible to participate in the Company's matching gifts program, which is the same program available to all U.S. based employees and retirees. In 2015, this program matched up to $10,000 of charitable contributions on a two-for-one basis to tax-exempt arts, cultural, environmental and educational organizations. The amounts paid by the Company in 2015 to match gifts made by the non-employee Directors under this program are set forth in the table below. The total cost of matching contributions on behalf of the non-employee Directors for 2015 gifts was $70,000.

Name	Matching Gifts
Mr. Diller	$ 10,000
Ms. Lagomasino	20,000
Mr. Nunn	20,000
Mr. Robinson	20,000

For Directors who elected coverage prior to 2006 (Messrs. Nunn and Ueberroth), the Company provides medical and dental coverage on the same terms and at the same cost as available to U.S. Company employees. This coverage was discontinued in 2006 for all other Directors. The total cost for this health coverage for the participating non-employee Directors in 2015 was $19,612.

To help expand the Directors' knowledge of the Company's products, the Company provides certain products to Directors' offices without charge. The total cost of Company products provided during 2015 to non-employee Directors was $48,577.

Insurance Premiums

For Directors who elected coverage prior to 2006, the Company provides life insurance coverage, which includes $30,000 term life insurance and $100,000 group accidental death and dismemberment insurance. This coverage was discontinued in 2006 for all other Directors. The Company cost for this insurance for participating non-employee Directors is set forth in the table below. The total cost for these insurance benefits to the participating non-employee Directors in 2015 was $2,025.

Name	Life Insurance Premiums
Mr. R. Allen	$ 534
Mr. Diller	534
Mr. Nunn	578
Mr. Robinson	186
Mr. Ueberroth	193

Business travel accident insurance coverage of $200,000 is provided to all non-employee Directors while traveling on Company business, at a Company cost of $1 per Director.

DIRECTOR INDEPENDENCE AND RELATED PERSON TRANSACTIONS

Independence Determinations

Under the corporate governance listing standards of the NYSE and the Company's Corporate Governance Guidelines, the Board must consist of a majority of independent Directors. In making independence determinations, the Board observes NYSE and Securities and Exchange Commission ("SEC") criteria and considers all relevant facts and circumstances. Under NYSE corporate governance listing standards, to be considered independent:

* the Director must not have a disqualifying relationship, as defined in the NYSE standards; and

* the Board must affirmatively determine that the Director otherwise has no material relationship with the Company directly, or as an officer, shareowner or partner of an organization that has a relationship with the Company. To aid in the Director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a Director's independence. These categorical standards, which are part of the Company's Corporate Governance Guidelines, are described below.



Categorical Standards

The following will not be considered material relationships that would impair a Director's independence:

Immaterial Sales/Purchases	The Director is an executive officer or employee or any member of his or her immediate family is an executive officer of any other organization that does business with the Company and the annual sales to, or purchases from, the Company are less than $1 million or 1% of the consolidated gross revenues of such organization, whichever is more.
Immaterial Indebtedness	The Director or any member of his or her immediate family is an executive officer of any other organization which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than $1 million or 1% of the total consolidated assets of the organization on which the Director or any member of his or her immediate family serves as an executive officer, whichever is more.
Immaterial Position	The Director is a director or trustee, but not an executive officer, or any member of his or her immediate family is a director, trustee or employee, but not an executive officer, of any other organization (other than the Company's outside auditing firm) that does business with, or receives donations from, the Company.
Immaterial Ownership	The Director or any member of his or her immediate family holds a less than 10% interest in any other organization that has a relationship with the Company.
Immaterial Nonprofit Relationship	The Director or any member of his or her immediate family serves as an executive officer of a charitable or educational organization which receives contributions from the Company in a single fiscal year of less than $1 million or 2% of that organization's consolidated gross revenues, whichever is more.

In addition, when determining Director independence, the Board does not consider transactions:

* with entities for which a Director or an immediate family member served only as a director or trustee;

* of less than $120,000; and

* with entities in which the Director's or an immediate family member's only interest is a less than 10% ownership interest.

The Board, through its Committee on Directors and Corporate Governance, annually reviews all relevant business relationships any Director nominee and any person who served as a Director during 2015 may have with the Company. As a result of its annual review, the Board has determined that none of the following Director nominees has a material relationship with the Company and, as a result, such Director nominees are independent: Ronald W. Allen, Marc Bolland, Ana Botín, Howard G. Buffett, Richard M. Daley, Barry Diller, Helene D. Gayle, Evan G. Greenberg, Alexis M. Herman, Robert A. Kotick, Maria Elena Lagomasino, Sam Nunn and David B. Weinberg. In addition, the Board previously determined that James D. Robinson III and Peter V. Ueberroth, who served as Directors for a portion of 2015, were independent during the period in which they each served on the Board. None of the Directors who were determined to be independent had any relationships that were outside the categorical standards identified above, except for Peter V. Ueberroth as described below. The Board determined that this relationship was not material.

Muhtar Kent, the Chairman of the Board, also serves as the Company's Chief Executive Officer and therefore is not an independent Director. Even though Herbert A. Allen is not currently determined to be independent, he contributes greatly to the Board and the Company through his wealth of experience, expertise and judgment.

All of the Directors who serve as members of the Audit Committee, Compensation Committee and Committee on Directors and Corporate Governance are independent as required by the NYSE corporate governance rules. Under these rules, Audit Committee members also satisfy the separate SEC independence requirement and the Compensation Committee members satisfy the additional NYSE independence requirement.

The table below summarizes the relationships that were considered in connection with the independence determinations. None of the transactions described below were considered material relationships that impacted the applicable Director's independence.

Director	Categorical Standard	Description of Relationship
Ana Botín	Immaterial Sales/Purchases	The Board examined the interest received on the Company's investment of certain cash with Banco Santander, S.A. where Ana Botín, one of our Directors, is Executive Chairman. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and Banco Santander, S.A., (ii) the investments were made in the ordinary course of business and generated market rate returns and (iii) the Company has had a relationship with Banco Santander, S.A. for many years prior to Ms. Botín's service as a Director of the Company.
Howard G. Buffett	Immaterial Sales/Purchases	The Board examined the Company's relationship with Berkshire Hathaway Inc. ("Berkshire Hathaway") and its subsidiaries and affiliates. Howard G. Buffett is a Director of Berkshire Hathaway and his father, Warren E. Buffett, is the Chairman of the Board, Chief Executive Officer and major stockholder of Berkshire Hathaway. This relationship is described beginning on page 41. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and Berkshire Hathaway, (ii) the payments made and received were for various products and services in the ordinary course of business and (iii) the Company has had a relationship with most of these entities for many years prior to when they were owned by Berkshire Hathaway and prior to Mr. Buffett's service as a Director of the Company.

Director	Categorical Standard	Description of Relationship
Barry Diller	Immaterial Sales/Purchases	The Board examined payments made by the Company to IAC/InterActiveCorp and its subsidiaries ("IAC") where Barry Diller, one of our Directors, is Chairman of the Board and Senior Executive. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and IAC, (ii) the payments were for online advertising and digital media promotions in the ordinary course of business and (iii) the Company has had a relationship with the predecessors of IAC for many years prior to Mr. Diller's service as a Director of the Company.
Evan G. Greenberg	Immaterial Sales/Purchases	The Board examined payments made by the Company to ACE Limited and its subsidiaries ("ACE") where Evan G. Greenberg, one of our Directors, was Chairman and Chief Executive Officer until ACE Limited acquired The Chubb Corporation in January 2016. The combined company has been named Chubb Limited and Mr. Greenberg is its Chairman and Chief Executive Officer. This relationship is described on page 42. The Board determined that the relationship between Mr. Greenberg and ACE was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of both the Company and ACE, (ii) the payments were for insurance-related products and services in the ordinary course of business and (iii) the Company has had a relationship with ACE for many years prior to Mr. Greenberg's service as a Director of the Company. The Board also examined payments made by the Company to C.V. Starr and Co., Inc. where Mr. Greenberg's father is Chairman and Chief Executive Officer and a brother is Executive Vice President. The Board determined that the relationship was not material since (i) the amounts involved were less than $1 million, (ii) the payments were for insurance-related products and services in the ordinary course of business and (iii) the Company has had a relationship with C.V. Starr and Co., Inc. prior to Mr. Greenberg's service as a Director of the Company. In addition to the coverage previously provided by ACE, Chubb Limited will continue to provide the Company with the same coverage that The Chubb Corporation had provided prior to its acquisition by ACE Limited.
Peter V. Ueberroth	Immaterial Sales/Purchases	The Board examined payments made by the Company to Preferred Hotels & Resorts, where Mr. Ueberroth's brother and sister-in-law are executive officers and have an ownership interest greater than 10%. The Board determined that this indirect relationship was not material since (i) the amounts involved were less than $1 million and (ii) although the ownership interest is greater than 10%, the amounts involved are less than $200,000 and determined to be immaterial to Mr. Ueberroth, his brother and his sister-in-law and did not affect Mr. Ueberroth's independence.

Related Person Transaction Policy and Process

A "Related Person Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and, as relates to Directors or shareowners who have an ownership interest in the Company of more than 5%, the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. Under Company policy, there is no threshold amount applicable to executive officers with regard to Related Person Transactions.

A "Related Person" means:

* any person who is, or at any time during the applicable period was, a Director of the Company or a nominee for Director or an executive officer;

* any person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock;

* any immediate family member of any of the persons referenced in the preceding two bullets, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock, and any person (other than a tenant or employee) sharing the household of such Director, nominee for Director, executive officer or more than 5% beneficial owner of Common Stock; and

* any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In general, the Company will enter into or ratify Related Person Transactions only when the Board, acting through the Committee on Directors and Corporate Governance, determines that the Related Person Transaction is reasonable and fair to the Company. When considering whether a Related Person Transaction is reasonable and fair to the Company, among other things, the committee considers the evaluation of the transaction by employees directly involved and the recommendation of the Chief Financial Officer. In addition, any Related Person Transaction involving an executive officer must be pre-approved by the Chief Executive Officer and any Related Person Transaction involving the Chief Executive Officer or a beneficial owner of more than 5% of the outstanding Common Stock must be submitted to the Audit Committee for approval.

Many transactions that constitute Related Person Transactions are ongoing and some arrangements predate any relationship with the Director or predate the Director's relationship with the Company. When a transaction is ongoing, any amendments or changes are reviewed and the transaction is reviewed annually for reasonableness and fairness to the Company.

Identifying possible Related Person Transactions involves the following procedures:

* Directors, executive officers and beneficial owners of more than 5% of the outstanding Common Stock are asked to complete customary annual questionnaires.



✳ Directors and nominees for Directors are required to annually verify and update information about (i) where the Director is an employee, director or executive officer, (ii) each entity where an immediate family member of a Director is an executive officer, (iii) each firm, corporation or other entity in which the Director or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest and (iv) each charitable or nonprofit organization where the Director or an immediate family member is an employee, executive officer, director or trustee.

When the Company receives the requested information from its Directors (including nominees), executive officers and beneficial owners of more than 5% of the outstanding Common Stock, the Company compiles a list of all persons and entities, including all subsidiaries of the entities identified, that may give rise to a Related Person Transaction. The Office of the Secretary reviews the updated list and expands the list if necessary, based on a review of SEC filings, Internet searches and applicable websites.

Once the list of approximately 2,800 persons and entities has been reviewed and updated, it is distributed within the Company to identify any potential transactions. This list also is sent to each of the Company's approximately 400 accounting locations to be compared to payments and receipts. All ongoing transactions, along with payment and receipt information, are compiled for each person and entity. The information is reviewed and relevant information is presented to the Committee on Directors and Corporate Governance or the Audit Committee, as the case may be.

Details regarding Related Person Transactions are included in the charters for the Committee on Directors and Corporate Governance and the Audit Committee and in our Codes of Business Conduct. These documents can be found on the Company's website, *www.coca-colacompany.com*, by clicking on "Investors" and then clicking on "Corporate Governance."

Certain Related Person Transactions

The Board, acting through the Committee on Directors and Corporate Governance, believes that the following related person transactions are reasonable and fair to the Company.

Herbert A. Allen. Herbert A. Allen, one of our Directors, is President, Chief Executive Officer and a Director of Allen & Company Incorporated ("ACI") and a principal shareowner of ACI's parent. ACI is an indirect equity holder of Allen & Company LLC ("ACL").

ACI has leased and subleased office space since 1977 in a building owned by one of our subsidiaries and located in New York City. In June 2005, ACI assigned the lease and sublease to ACL. In November 2015, the lease was renewed for a term of approximately 18 years. In 2015, ACL paid approximately $5.6 million in rent and related expenses. In the opinion of management, the terms of the lease are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of the execution of the lease.

Howard G. Buffett and Berkshire Hathaway. The father of Howard G. Buffett, one of our Directors, is Warren E. Buffett, the Chairman of the Board, Chief Executive Officer and major stockholder of Berkshire

Hathaway. Berkshire Hathaway's holdings constituted 9.24% of the Company's outstanding Common Stock as of February 29, 2016.

Berkshire Hathaway Specialty Insurance Company ("BHSI") is a wholly owned subsidiary of Berkshire Hathaway. In May 2015, the Company and BHSI renewed a one-year insurance contract under which BHSI provides the Company and one of its subsidiaries with insurance covering property on a primary basis. In 2015, the Company and the subsidiary paid an aggregate of approximately $249,000 to BHSI for insurance coverage in the ordinary course of business.

Burlington Northern Santa Fe, LLC ("BNSF") is a wholly owned subsidiary of Berkshire Hathaway. In 2015, the Company paid BNSF approximately $124,000 in demurrage fees in the ordinary course of business.

Business Wire, Inc. ("Business Wire") is a wholly owned subsidiary of Berkshire Hathaway. In July 2015, the Company and Business Wire entered into a new three-year services agreement under which Business Wire disseminates news releases for the Company. In 2015, the Company paid approximately $248,000 to Business Wire in the ordinary course of business. This business relationship was in place prior to Berkshire Hathaway's acquisition of Business Wire in 2006.

FlightSafety International Inc. ("FlightSafety") is a wholly owned subsidiary of Berkshire Hathaway. In 2014, the Company entered into a new five-year agreement with FlightSafety to provide pilot training services to the Company and a new three-year agreement with FlightSafety to provide flight attendant and mechanic training services to the Company. In 2015, the Company paid FlightSafety approximately $519,000 in the ordinary course of business.

International Dairy Queen, Inc. ("IDQ") is a wholly owned subsidiary of Berkshire Hathaway. In 2015, IDQ and its subsidiaries received promotional and marketing incentives from the Company totaling approximately $1.5 million in the ordinary course of business. This business relationship was in place for many years prior to Berkshire Hathaway's acquisition of IDQ.

McLane Company, Inc. ("McLane") is a wholly owned subsidiary of Berkshire Hathaway. In 2015, McLane and its subsidiaries paid approximately $244 million to the Company to purchase fountain syrup and other products in the ordinary course of business. Also in 2015, McLane received from the Company approximately $9 million in agency commissions, marketing payments and other fees relating to the sale of the Company's products to customers in the ordinary course of business. This business relationship was in place for many years prior to Berkshire Hathaway's acquisition of McLane in 2003.

Marmon Holdings, Inc. ("Marmon") is a wholly owned subsidiary of Berkshire Hathaway. In January 2014, Marmon acquired Cornelius, Inc., Display Technologies, LLC and 3Wire Group, Inc. In 2015, the Company paid Cornelius, Inc. approximately $7.7 million for fountain equipment under a 2006 master agreement, which is renewed on an annual basis. In 2015, the Company paid Display Technologies, LLC approximately $4.5 million for shelving for in-store promotional programs under a three-year supply agreement entered into in February 2014. In 2015, the Company paid 3Wire Group, Inc. approximately $15.3 million for fountain equipment parts under a 2005 master agreement, which is renewed on an annual basis. These business relationships were in place for many years prior to Marmon's acquisition of these three entities and all payments were made in the ordinary course of business.

XTRA Lease LLC ("XTRA") is a wholly owned subsidiary of Berkshire Hathaway. In 2015, the Company paid XTRA approximately $856,000 for the rental of trailers used to transport and store finished product in the ordinary course of business under the terms of a national account agreement with XTRA.

Berkshire Hathaway holds a significant equity interest in American Express Company (together with its subsidiaries, "American Express"). In 2013, the Company and American Express entered into a new five-year agreement under which American Express provides global credit card services to the Company. In 2015, American Express paid the Company approximately $1.5 million in rebates and incentives under the terms of the agreement and in the ordinary course of business. In 2015, the Company paid American Express fees of approximately $854,000 for credit card memberships, business travel and other services in the ordinary course of business.

Berkshire Hathaway holds a significant equity interest in Moody's Corporation ("Moody's"). In 2012, the Company and a subsidiary of Moody's entered into a two-year agreement for rating services related to the Company's commercial paper programs and debt offerings, which was renewed in 2015 for an additional two-year period. In 2015, the Company paid a subsidiary of Moody's fees of approximately $1.3 million for rating services.

Berkshire Hathaway held a significant equity interest in Munich Re Group ("Munich Re") during 2015. In May 2015, the Company and Munich Re entered into a one-year insurance contract under which Munich Re provides the Company and one of its subsidiaries with insurance covering property on a primary basis. In 2015, the Company and its subsidiaries paid an aggregate of approximately $219,000 to Munich Re for insurance coverage in the ordinary course of business.

In the opinion of management, all of the relationships between the Company and the entities affiliated with Berkshire Hathaway described above are fair and reasonable and are as favorable to the Company as those that could have been obtained from unrelated third parties or are on terms substantially similar to the Company's relationship with other companies, as applicable.

Evan G. Greenberg. Prior to ACE Limited's acquisition of The Chubb Corporation in January 2016, Evan G. Greenberg, one of our Directors, was Chairman and Chief Executive Officer of ACE Limited. The combined company has been named Chubb Limited and Mr. Greenberg is its Chairman and Chief Executive Officer. ACE has provided insurance-related products and services to the Company since 1986. During 2015, ACE provided traditional insurance coverage where the Company sought to transfer risk and fronting services where the Company sought to retain risk. The Company renews its insurance coverage on an annual basis. During 2015, ACE provided the Company with insurance covering directors' and officers' liability, employment practices liability, property and excess liability on an excess basis, and insurance covering property, auto, product recall, fiduciary liability, employed lawyers' liability and prize (hole in one) on a primary basis. ACE also provided fronting services to the Company by issuing policies for U.S. and international general and product liability, U.S. workers' compensation and global property. In 2015, the Company paid ACE approximately $2.7 million for insurance premiums and approximately $8.5 million in fronting fees. In the opinion of management, the terms of the Company's insurance coverage and fronting arrangements with ACE were fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties.



SHARE OWNERSHIP

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

Directors and Executive Officers

The following table sets forth information regarding beneficial ownership of Common Stock by each Director, each individual named in the 2015 Summary Compensation Table on page 63, and our Directors and executive officers as a group, all as of February 29, 2016. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Herbert A. Allen	18,098,431	*	Includes 6,000,000 shares held by ACI, 30,900 shares held by 12 trusts of which Mr. Allen, in each case, is one of three to five trustees, and 30,000 shares held by a foundation of which he is one of six directors. Mr. Allen disclaims beneficial ownership of the 30,000 shares held by the foundation. Also includes 37,531 shares held by a family member over which Mr. Allen has disclaimed beneficial ownership. Does not include 73,296 share units deferred under the Directors' Plan which are settled in cash.
Ronald W. Allen	24,000	*	Includes 4,000 shares held by a family member over which Mr. Allen has disclaimed beneficial ownership. Does not include 71,677 share units deferred under the Directors' Plan which are settled in cash.
Marc Bolland	10,000	*	Does not include 5,097 share units deferred under the Directors' Plan which are settled in cash.
Ana Botín	2,500	*	Shares held by a Spanish limited company of which Ms. Botín and her husband are the indirect beneficial owners. Does not include 15,096 share units deferred under the Directors' Plan which are settled in cash.
Howard G. Buffett	48,592	*	Includes 48,592 shares jointly held by Mr. Buffett and a family member. Does not include 24,475 share units deferred under the Directors' Plan which are settled in cash. Also, does not include shares owned by Berkshire Hathaway which are included in the "Principal Shareowners" table on page 45.
Richard M. Daley	6,500	*	Shares held by a trust of which Mr. Daley is sole trustee and beneficiary. Does not include 25,579 share units deferred under the Directors' Plan which are settled in cash.
Barry Diller	4,000,000	*	Held by a grantor retained annuity trust for the benefit of Mr. Diller and his family members. Does not include 104,250 share units deferred under the Directors' Plan which are settled in cash.
Helene D. Gayle	3,000	*	Does not include 14,921 share units deferred under the Directors' Plan which are settled in cash.
Evan G. Greenberg	28,058	*	Does not include 31,187 share units deferred under the Directors' Plan which are settled in cash.
Alexis M. Herman	2,000	*	Does not include 36,506 share units deferred under the Directors' Plan which are settled in cash.
Robert A. Kotick	70,018	*	Includes 18 shares held by a family member through the Uniform Transfers to Minors Act. Does not include 23,858 share units deferred under the Directors' Plan which are settled in cash.
Maria Elena Lagomasino	23,631	*	Does not include 38,290 share units deferred under the Directors' Plan which are settled in cash.
Sam Nunn	2,000	*	Does not include 129,876 share units deferred under the Directors' Plan which are settled in cash.

SHARE OWNERSHIP

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
David B. Weinberg	11,424,280	*	Includes 770,430 shares held by family members over which Mr. Weinberg has sole dispositive power, 1,000,000 shares held by a family member's grantor retained annuity trust of which Mr. Weinberg is sole trustee and one of three contingent remainder beneficiaries, and 152,930 shares held by a family member's living trust of which Mr. Weinberg is one of three trustees and is a contingent remainder beneficiary but over which he also has sole dispositive power. Also includes 2,466,558 shares held by a family member's marital grantor trust of which Mr. Weinberg is one of three trustees and contingent remainder beneficiaries but over which he also has sole dispositive power, and 3,000,000 shares held by three family trusts of which Mr. Weinberg is a current or contingent remainder beneficiary and one of three trustees but over which he also has sole dispositive power. Also includes 48,000 shares held by two family trusts of which Mr. Weinberg is neither a trustee nor a beneficiary but over which he has sole dispositive power. Also includes 3,540,000 shares held by two family limited partnerships over which Mr. Weinberg has sole investment control and shares beneficial ownership interest. Also includes 48,888 shares held by two foundations over which Mr. Weinberg shares investment power with other family members but over which he also has sole dispositive power, and 42,260 shares held by two foundations over which other family members have investment power but over which Mr. Weinberg also has sole dispositive power. Does not include 5,097 share units deferred under the Directors' Plan which are settled in cash.
Muhtar Kent	13,752,992	*	Includes 13,000 shares held by a foundation of which Mr. Kent, his wife and children are trustees, 129,000 shares held by a trust of which Mr. Kent's wife and his children are beneficiaries and an independent trust company is trustee and 134,000 shares held by a trust of which Mr. Kent and his children are beneficiaries and an independent trust company is trustee. Also includes 78,783 shares credited to Mr. Kent under The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and 13,009,709 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 29, 2016. Does not include 58,438 share units credited under The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan") which are settled in cash post employment.
Kathy N. Waller	814,325	*	Includes 15,251 shares credited to Ms. Waller under the 401(k) Plan, 200 shares of restricted stock and 745,549 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 29, 2016. Does not include 5,463 share units credited under the Supplemental 401(k) Plan which are settled in cash post employment.
James Quincey	521,362	*	Includes 44,678 shares held by a family member, 710 shares credited to Mr. Quincey under the 401(k) Plan, 200 shares of restricted stock and 451,279 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 29, 2016. Does not include 38 share units credited under the Supplemental 401(k) Plan which are settled in cash post employment. Also does not include 72,838 unvested restricted stock units.
J. Alexander M. Douglas, Jr.	2,261,727	*	Includes 2,800 shares held by a family member, 10,859 shares credited to Mr. Douglas under the 401(k) Plan and 2,131,028 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 29, 2016. Does not include 22,690 share units credited under the Supplemental 401(k) Plan which are settled in cash post employment. Also does not include 94,253 unvested PSUs and restricted stock units.
Irial Finan	3,678,585	*	Includes 1,041 shares credited to Mr. Finan under the 401(k) Plan and 3,350,178 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 29, 2016. Does not include 150 share units credited under the Supplemental 401(k) Plan which are settled in cash post employment.
All Directors and executive officers as a group (31 persons)	66,868,111	1.54%	Includes 241,609 shares credited under the 401(k) Plan, 1,600 shares of restricted stock, 60,197 restricted stock units which vest on or before April 29, 2016 and 30,858,416 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 29, 2016. Does not include 166,016 share units credited under the Supplemental 401(k) Plan and 599,205 share units deferred under the Directors' Plan, all of which will be settled in cash. Also does not include 200,160 unvested PSUs and restricted stock units.

* Less than 1% of issued and outstanding shares of Common Stock.

1 Share units credited under the Directors' Plan and the Supplemental 401(k) Plan are not included as outstanding shares in calculating these percentages. Unvested PSUs and restricted stock units, which will be settled in shares upon vesting, also are not included.



Principal Shareowners

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of the issued and outstanding Common Stock.

Name and Address	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[4]
Berkshire Hathaway Inc.[1] 3555 Farnam Street, Suite 1440 Omaha, Nebraska 68131	400,000,000	9.24%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	262,031,119	6.05%
BlackRock, Inc.[3] 55 East 52nd Street New York, New York 10055	234,556,278	5.42%

1   Berkshire Hathaway, a diversified holding company, has informed the Company that, as of December 31, 2015, it held an aggregate of 400,000,000 shares of Common Stock through subsidiaries.

2   The information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2016 reporting beneficial ownership as of December 31, 2015. The Vanguard Group reported that it has sole voting power with respect to 7,365,604 shares of Common Stock, sole dispositive power with respect to 254,175,717 shares of Common Stock, shared voting power with respect to 420,800 shares of Common Stock and shared dispositive power with respect to 7,855,402 shares of Common Stock.

3   The information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 10, 2016 reporting beneficial ownership as of December 31, 2015. BlackRock, Inc. reported that it has sole voting power with respect to 201,370,260 shares of Common Stock, sole dispositive power with respect to 234,501,570 shares of Common Stock and shared voting and dispositive power with respect to 54,708 shares of Common Stock.

4   The ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own the number of shares reflected in the table above on February 29, 2016.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Executive officers, Directors and certain persons who own more than 10% of the outstanding shares of Common Stock are required by Section 16(a) of the 1934 Act and related regulations:

* to file reports of their ownership of Common Stock with the SEC and the NYSE; and

* to furnish us with copies of the reports.

We received written representations from each such person who did not file an annual statement on Form 5 with the SEC that no Form 5 was due. Based on our review of the reports and representations, we believe that all Section 16(a) reports were filed timely in 2015, except for a late filing of a Form 4 to include a purchase of Common Stock by Helene Gayle.

COMPENSATION

ITEM 2 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION



✷ What am I voting on?

Shareowners are being asked to approve, on an advisory basis, the compensation of the Named Executive Officers as described in the Compensation Discussion and Analysis section beginning on page 47 and the Compensation Tables section beginning on page 63.

✷ Voting recommendation:

FOR the advisory vote to approve executive compensation. The Compensation Committee takes very seriously its role in the governance of the Company's compensation programs and values thoughtful input from shareowners. The Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

The Company seeks a non-binding advisory vote from its shareowners to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis section beginning on page 47 and the Compensation Tables section beginning on page 63.

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and Compensation Table sections. The Compensation Committee has made numerous enhancements in recent years to enhance the link between pay and performance, further link compensation to our business and talent strategies and clearly detail the rationale for pay decisions.

The Board recommends that shareowners vote FOR the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the Compensation Tables and the related narrative."

Because your vote is advisory, it will not be binding upon the Board. However, the Board values shareowners' opinions and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions. The Board has adopted a policy of providing for annual advisory votes from shareowners on executive compensation. The next such vote will occur at the 2017 Annual Meeting of Shareowners.

The Board of Directors recommends a vote FOR the advisory vote to approve executive compensation.



COMPENSATION DISCUSSION AND ANALYSIS

Message from the Compensation Committee

The Compensation Committee is guided by our stewardship responsibility to oversee the Company's compensation programs. We take very seriously our role in the governance of these important programs, and we continuously seek to evolve our approach, address emerging concerns and stay attuned to the views of our shareowners.

This Compensation Discussion and Analysis focuses on the "how's" and "why's" of the decisions we made last year. We also want to share with you what is top of mind for us right now and for the upcoming year.

A key focus for 2016 is examining and validating the rigor with which we set and calibrate performance targets and ranges in the Company's incentive programs. This is a complex subject that we will continue to refine. This year, we have enhanced the methodology we use to set and test the targets and performance curves in our incentive programs. This process includes conducting probability analyses, benchmarking performance and evaluating the practices of comparator companies. While setting targets and payout ranges is never an exact science, our process and analyses provide additional confidence that the metrics and targets used are both rigorous and consistent with market-leading practices.

We remain focused on maintaining a strong link between compensation programs and the Company's strategy. To that end, we continue to align performance metrics with the Company's strategic priorities as can be seen in several key enhancements made to the Company's compensation programs that took effect in 2015. These and other enhancements are highlighted below. We have a long-standing shareowner outreach program which enables us to solicit and incorporate input from our shareowners when making compensation decisions. Many of these enhancements stemmed from your feedback, and we will continue to listen to you, our shareowners, in 2016 and beyond.

Ronald W. Allen   Helene D. Gayle

2015 Highlights

Compensation Program Enhancements

We have made several enhancements to further link the Company's compensation programs with the Company's business and talent strategies and the long-term interests of our shareowners. Key enhancements are highlighted below.

What We Did		Notes/Results
Updated the annual incentive program, including adjusting performance metrics to further align with business strategy and, for 2016 and after, reduced potential maximum payout.	→	Net operating revenue and profit before tax growth were added as annual incentive metrics; weightings were adjusted to decrease emphasis on unit case volume. For 2016, maximum payout decreased from 300% of target to 250% of target. See page 54.
Adopted Equity Stewardship Guidelines to reduce share utilization.	→	Significantly decreased the "burn rate" of shares and met the burn rate commitment of 0.4% a full year early. See page 56.
Adjusted the mix of equity compensation to use fewer stock options and more performance share units.	→	Mix adjusted to 50/50 in 2015. For 2016, mix is 1/3 stock options and 2/3 performance share units.
Reduced the number and value of long-term incentive awards for Named Executive Officers.	→	Reflects 2015 as a transition year and taking into account recent performance relative to comparator companies.

Annual and Long-Term Incentive Pay in 2015

In 2015, the Company took several strategic actions to accelerate top-line and bottom-line growth. As a result, we viewed 2015 as a transition year where the Company was implementing the necessary changes to its operating model.

- Annual incentive targets were set at the beginning of 2015 consistent with the expectations of 2015 as a transition year.

The Company delivered results at or above these targets. In addition, management accelerated progress on several key business initiatives, including bottler refranchising. As a result, annual incentive awards for 2015 were above the target amount, and vary based on individual contributions. You can read more about pay decisions for each Named Executive Officer beginning on page 52.

✳ The value of long-term incentive awards granted in February 2015 to Named Executive Officers was significantly lower than in 2014, reflecting 2015 as a transition year and taking into account recent performance relative to comparator companies. For example, Mr. Kent received a long-term incentive grant valued at $7.7 million in 2015, compared to $15.8 million in 2014. You can see the values awarded to each Named Executive Officer in the 2015 Summary Compensation Table on page 63.

✳ The performance share units ("PSUs") for the 2013-2015 performance period will have zero payout because pre-established economic profit growth target was not met. As with the two prior PSU programs, no compensation will be realized for this portion of long-term incentive compensation. See page 58 for the status of annual PSU programs.

Pay-for-Performance Analysis

We view Company performance in two primary ways:

1. the Company's operating performance, including results against long-term growth targets; and

2. return to shareowners over time, both on an absolute basis and relative to other companies, including the S&P 500 companies and our compensation comparator group.

In addition to Company performance, we also take into account individual performance when making compensation decisions.

2015 Operating Performance

In October 2014, the Company announced five strategic actions to accelerate top-line and bottom-line growth:

1. Drive revenue and profit growth, with clear portfolio roles across our markets.

2. Target disciplined brand and growth investments to reinvigorate top-line growth in our existing portfolio while expanding our participation across a range of consumption occasions.

3. Drive efficiency by expanding our productivity program to result in $3 billion in incremental annualized savings by 2019.

4. Streamline and simplify our organization in order to speed decision making and enhance our local market focus.

5. Refocus on our core business model of building the world's greatest beverage brands and leading an unmatched global system of strong local bottling partners.

In 2015, a transition year for the Company as we implemented these strategic actions, the Company made significant progress against our initiatives and achieved our key objectives of improving our revenues and profits, despite an increasingly challenging global macroeconomic environment. Company operating highlights included:

✳ The Company gained global value share in nonalcoholic ready-to-drink beverages.

✳ Reported net revenue declined 4% while organic revenue grew 4%.

✳ Global volume grew 2%.

✳ Global price/mix grew 2%.

✳ Reported income before income taxes increased 3% and, excluding the impact of structural changes, comparable currency neutral income before income taxes increased 6%.

✳ Reported earnings per share ("EPS") was up 5% and comparable currency neutral EPS was up 6%.

See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under accounting principles generally accepted in the United States ("GAAP").

Return to Shareowners

The Company has delivered consistent positive return to shareowners over time, and has a long history of increasing dividends and conducting share repurchases, which continued in 2015.



TOTAL SHAREOWNER RETURN*

185%	51%	30%	5%
10 yr	5 yr	3 yr	1 yr
2006-2015	2011-2015	2013-2015	2015

* Cumulative stock price appreciation plus dividends, with dividends reinvested quarterly.

$8.0 billion
RETURNED TO SHAREOWNERS IN 2015

$2.3B in Net Share Repurchases**

$5.7B in Dividends

**Does not include approximately $1.2 billion related to proceeds from employee stock activity. See Annex A.



The following chart shows how a $100 investment in the Company's Common Stock on December 31, 2010 would have grown to $151 on December 31, 2015, with dividends reinvested quarterly. The chart also compares the total shareowner return on the Company's Common Stock to the same investment in the S&P 500 Index and the Company's 2015 compensation comparator group (see page 59) over the same period, with dividends reinvested quarterly.



*   *Source: Standard & Poor's Research Insight. Includes the Company's 2015 comparator group (see page 59) for the five-year period whether or not a company was included in the group for the entire period. For foreign companies included in the comparator group, market value has been converted to U.S. dollars and excludes the impact of currency. Market returns are weighted by relative market capitalization and are adjusted for spin-offs and special dividends.*

Analysis of Chairman and Chief Executive Officer Pay

This section provides an analysis of the relationship between the compensation of our Chairman and Chief Executive Officer and the Company's performance. See page 52 for additional information about Mr. Kent's 2015 compensation and individual performance highlights.

Directional Relationship Between Pay and Key Metrics

The following illustrates the three-year directional relationship between Company performance, based on three of our key operating metrics, and the compensation (as defined below) of our Chairman and Chief Executive Officer.



1   Compensation for Mr. Kent in each of 2013, 2014 and 2015, as reported in the 2015 Summary Compensation Table on page 63, excluding "change in pension value and nonqualified deferred compensation earnings." We believe it is appropriate to exclude this component when analyzing the relationship between pay and performance because there are no enhanced or special pension plans for the Named Executive Officers and change in pension value is subject to many variables, such as external interest rates, that are not related to Company performance. See page 71 for a description of the accumulated pension benefit for Mr. Kent and the other Named Executive Officers.

2   Reflects growth in comparable currency neutral net operating revenue after adjusting for the impact of structural items (2013 and 2014), organic revenue (2015) and comparable currency neutral profit before tax after adjusting for the impact of structural items (2013-2015), which differ from what is reported under GAAP. See Annex A for a reconciliation of non-GAAP financial measures to our results as reported under GAAP.

Reported and Realized Pay

The reported pay of the Chairman and Chief Executive Officer in the 2015 Summary Compensation Table (excluding the change in pension value) has decreased over the past three years. Since the vast majority of reported pay represents potential pay, we also look at pay actually realized each year, which may include the value of long-term equity compensation granted many years earlier. The following graphic shows reported pay included in the 2015 Summary Compensation Table (excluding the change in pension value) and the realized pay over the last three years. For the past three years in aggregate, realized pay was 70% of reported pay.



Reported and Realized Pay (2013-2015)

*   *Mr. Kent continues to hold all shares received from PSU releases and stock option exercises, other than those withheld for taxes.*

Reported pay *includes base salary, actual annual incentive earned, the grant date fair value of long-term equity compensation and all other compensation, each as reported in the 2015 Summary Compensation Table on page 63.*

Realized pay *includes base salary, actual annual incentive earned and all other compensation, each as reported in the 2015 Summary Compensation Table on page 63, and the value of stock options exercised or stock awards released in the applicable year.*

Tracking of Long-Term Incentives

Long-term incentive compensation is performance-based and the largest component of pay for executives. While no long-term awards granted in 2013, 2014 or 2015 have been realized by Mr. Kent, the following table illustrates how the awards were tracking as of December 31, 2015.

Tracking of Long-Term Incentives (2013-2015)					
Year		**Reported at Grant**	**Realized** as of 12/31/2015	**Vested or "In the Money"[1]** as of 12/31/2015	**Unvested or "At-Risk"[2]** as of 12/31/2015
2013	Stock Options	$ 7,113,946	$ 0	$ 5,115,536	$ 5,115,542
	PSUs	6,399,988	0	0	0
2014	Stock Options	9,314,144	0	3,427,292	10,281,889
	PSUs	6,489,441	0	0	8,618,936
2015	Stock Options	2,830,597	0	0	693,142
	PSUs	4,904,848	0	0	5,538,661
Total		$ **37,052,964**	$ **0**	$ **8,542,828**	$ **30,248,170**

1   *Represents the intrinsic value of vested stock options granted each year. Intrinsic value is the difference between the exercise price of the stock option and the closing price of the Common Stock, which was $42.96 on December 31, 2015. No PSUs granted in 2013, 2014 or 2015 were vested as of December 31, 2015.*

2   *Represents the intrinsic value of unvested stock options granted each year. PSUs granted in 2013 were certified with a zero payout. The value for PSUs in 2014 and 2015 represents the target number of PSUs multiplied by $42.96, the closing price of Common Stock on December 31, 2015.*



Shareowner Engagement and Results of 2015 Advisory Vote on Executive Compensation

The Company has a long-standing shareowner outreach program and routinely interacts with shareowners on a number of matters (see page 34).

- At the 2015 Annual Meeting of Shareowners, approximately 80.4% of the votes cast were in favor of the advisory vote to approve executive compensation. The Compensation Committee took into account these results as well as feedback received from shareowners during our engagements when making the enhancements to our compensation programs described in this Compensation Discussion and Analysis.
- At the 2016 Annual Meeting of Shareowners, we are again holding an advisory vote to approve executive compensation (see page 46) and will continue to consider the results of the advisory vote and engage with our shareowners.

Checklist of Compensation Practices

What We Do	What We Don't Do
✔ Vast majority of pay is performance-based and not guaranteed	✘ Generally do not utilize employment contracts
✔ Align pay and performance	✘ No dividends or dividend equivalents on unearned PSUs
✔ Mitigate undue risk in compensation programs	✘ No repricing of underwater stock options
✔ Include "double-trigger" change in control provisions in equity awards	✘ No tax gross-ups for personal aircraft use or financial planning
✔ Applys stringent share ownership and share retention policies	✘ No separate change in control agreements or excise tax gross-ups
✔ Provide limited perquisites with sound business rationale	
✔ Prohibit hedging and short sales by executive officers and Directors	
✔ Discourage pledging of Company stock and require pre-approval	
✔ Provide reasonable post-employment and change in control provisions	
✔ Include clawback provisions in most compensation programs	

Elements of Compensation and Link to Strategy

We have three elements of total direct compensation: base salary, annual incentives and long-term incentives, which are described below. We also provide limited perquisites (see page 61) and standard retirement and benefit plans (see pages 60 and 77).

2015 Total Direct Compensation*


Chairman and CEO
11%
Base Salary
33%
Annual Incentive
56%
Long-Term Incentives


Other Named Executive Officers
15%
Base Salary
29%
Annual Incentive
56%
Long-Term Incentives

** Base salary, actual annual incentive and the grant date fair value of the annual long-term incentive award for 2015.*

The table below describes the three elements of total direct compensation and the link to the Company's business and talent strategies.

Pay Element	Description and Purpose	Link to Business and Talent Strategies
Base Salary	✱ Fixed cash compensation; reviewed annually and adjusted when appropriate. ✱ Designed to recognize individual performance, time in role, scope of responsibility, leadership skills and experience.	✱ Competitive base salaries help attract and retain executive talent. ✱ To promote a performance culture, increases are not automatic or guaranteed.
Annual Incentives (see page 54)	✱ Variable compensation, payable in cash, based on performance against annually established targets and individual performance. ✱ Designed to reward executives for annual performance on key operational and financial measures, as well as individual performance and significant non-financial achievements.	✱ Metrics and targets align with business strategy. Consistent with our focus on balanced revenue and profit growth, net operating revenue and profit before tax growth are plan metrics, in addition to unit case volume. ✱ A portion of the award can be based on individual accomplishments and non-financial achievements, consistent with the Company's focus on quantitative and qualitative initiatives and priorities.
Long-Term Incentives (see page 56)	✱ Variable compensation payable in the form of equity awards (stock options and performance share units) for executives. ✱ Designed to drive sustainable performance that delivers long-term value to shareowners and directly ties the interests of executives to those of shareowners. ✱ Stock options generally vest 25% per year over four years; PSUs generally vest 100% after four years (three-year performance period followed by a one-year holding period). ✱ The Compensation Committee reviews the award mix and performance metrics annually. ✱ In addition to annual awards, a limited number of awards may be granted during the year as time-based restricted stock units or performance share units.	✱ Differentiating award values based on individual performance and multi-year vesting of awards assists in motivation and retention of key talent. ✱ **Performance share units** – Metrics and targets align with business strategy. Driving economic profit growth, which in turn drives long-term value to shareowners, is a key component of our strategic initiatives. Revenue growth also continues to be a key focus for our business. – Employees at the group and business unit levels are rewarded based on their relative contribution to overall results, creating better "line of sight" to metrics that they can more directly influence. – Directly tied to long-term interests of shareowners through total shareowner return modifier on annual PSUs. ✱ **Stock options** – Provide direct alignment to, and focus on, stock price appreciation.

2015 Compensation Decisions for Named Executive Officers

In 2015, the following compensation decisions were approved for our Named Executive Officers as a result of Company and individual performance.

Chief Executive Officer

Muhtar Kent
Chairman of the Board and Chief Executive Officer

2015 Performance Highlights

Mr. Kent led the Company to deliver solid financial results in 2015, including meeting or exceeding key performance metrics, while at the same time accelerating strategic actions and targeting strategic investments. In 2015, the Company made significant progress against its five-point plan announced in late 2014, and, under Mr. Kent's leadership, was able to advance the pace of several initiatives. The Company accelerated global refranchising initiatives to return to a core business model. Mr. Kent advanced talent development initiatives, including the appointment of a President and Chief Operating Officer and continued focus on developing a diverse talent pipeline. He made progress ahead of schedule on productivity initiatives, allowing the Company to reinvest savings back in our brands and business. Mr. Kent oversaw the development of a new global marketing campaign and innovative "one brand" strategy. In addition, he continued progress toward our sustainability commitments in the areas of women, water and well-being.

Compensation decisions

✱ **Base Salary:** No change was made to Mr. Kent's base salary in 2015 or 2016.

✱ **Annual Incentive:** $4,600,000, comprised of $3,552,000 from applying the Company Performance Factor under the plan formula (111% for 2015) and $1,048,000 for individual performance.

✱ **Long-Term Incentive:** Mr. Kent received a long-term incentive grant valued at $7,735,445, split into 50% performance share units and 50% stock options.

Chief Financial Officer

Kathy N. Waller
Executive Vice President and Chief Financial Officer

2015 Performance Highlights

Ms. Waller continued her strong leadership of the Finance function, maintaining accuracy and timeliness in financial analysis and reporting and adherence to governance and controls, while delivering additional value through cost reduction initiatives. She provided effective strategic leadership in the areas of capital structure, financial policy and cash management, including delivering substantial value with hedging programs and conducting a record-breaking euro debt offering. She oversaw various successful merger and acquisition initiatives, including bottler and brand transactions. She continued strong people and leadership development in the Finance function and beyond, with a focus on attracting and retaining talented associates and developing women and diverse talent for leadership roles.

Compensation decisions

* **Base Salary:** Ms. Waller received a merit increase of 2.5% on April 1, 2015, and a merit increase of 3% to be effective April 1, 2016.

* **Annual Incentive:** $1,200,083, comprised of $1,016,864 from applying the Company Performance Factor under the plan formula (111% for 2015) and $183,219 for individual performance.

* **Long-Term Incentive:** Ms. Waller received a long-term incentive grant valued at $2,992,214, split into 50% performance share units and 50% stock options.

Other Named Executive Officers

James Quincey
President and Chief Operating Officer

2015 Performance Highlights

Mr. Quincey was appointed President and Chief Operating Officer in August 2015 and successfully transitioned into the role. He led the Company's operations to deliver a solid second half of the year, developed 2016 business plans to accelerate growth, provided strategic leadership to address category challenges and continued to evolve the Company's approach to productivity and cost savings.

In his capacity as President, Europe Group, he led the achievement of the Europe business plan in revenues and profit before tax, led productivity efforts including streamlining group operations and restructuring business units, and played an instrumental role in leading the proposed transaction to form Coca-Cola European Partners Plc., in what would become the world's largest independent Coca-Cola bottler based on net revenues.

Compensation decisions

* **Base Salary:** Mr. Quincey received a merit increase of 2% on April 1, 2015. When he was appointed President and Chief Operating Officer, Mr. Quincey's base salary was adjusted to $900,000. He received a merit increase of 3.5% to be effective April 1, 2016.

* **Annual Incentive:** $1,523,032, comprised of $1,290,508 from applying the Company Performance Factor under the plan formula (111% for 2015) and $232,524 for individual performance. His target incentive was prorated for his two roles in 2015.

* **Long-Term Incentive:** Mr. Quincey received a long-term incentive grant valued at $1,738,717, split into 50% performance share units and 50% stock options. This award's value was based on the range for his prior position as President, Europe Group.

* **Additional Long-Term Award:** On August 12, 2015, in conjunction with his appointment as President and Chief Operating Officer, Mr. Quincey received a restricted stock unit award valued at $2,625,446. The award vests 50% on August 12, 2018 and 50% on August 12, 2019. The award is for retention and to further tie his interests to the long-term interests of shareowners.

J. Alexander M. Douglas, Jr.
Executive Vice President and President, Coca-Cola North America

2015 Performance Highlights

Mr. Douglas delivered strong results in North America, growing net revenue and profit and outperforming the nonalcoholic ready-to-drink industry by gaining value share. Under Mr. Douglas' leadership, North America executed core strategies of building strong brands, creating value with customers and building system capabilities to sustain success. He drove significant progress with refranchising efforts and activation of the 21st century beverage partnership model, including the announcement and first steps in implementing a National Product Supply System.

Compensation decisions

* **Base Salary:** Mr. Douglas received a merit increase of 2.5% on April 1, 2015, and a merit increase of 3% to be effective April 1, 2016.
* **Annual Incentive:** $1,237,934, comprised of $974,544 from applying the Company Performance Factor under the plan formula (111% for 2015) and $263,390 for individual performance.
* **Long-Term Incentive:** Mr. Douglas received a long-term incentive grant valued at $2,784,786, split into 50% performance share units and 50% stock options.
* **Additional Long-Term Award:** On October 14, 2015, Mr. Douglas received a restricted stock unit award valued at $2,612,013. The award vests 100% on December 31, 2017. The award is for Mr. Douglas' leadership in accelerating bottler refranchising efforts and business growth in North America and to reward and retain him for this critical work through the end of 2017.

Irial Finan
Executive Vice President and President, Bottling Investments and Supply Chain

2015 Performance Highlights

Internationally, through the Bottling Investments Group, Mr. Finan accelerated volume, revenue and share growth in China and drove growth against key metrics in important markets including Malaysia, Singapore, Myanmar, Cambodia, Vietnam, Nepal, Bangladesh and Sri Lanka. Mr. Finan worked to successfully prepare the German bottling operations in the proposed merger to create a new European bottler. In North America, Mr. Finan drove business results by focusing on growing brand Coca-Cola, accelerated implementation of a technology platform and productivity efforts.

Compensation decisions

* **Base Salary:** Mr. Finan received a merit increase of 1.5% on April 1, 2015, and a merit increase of 3% to be effective April 1, 2016.
* **Annual Incentive:** $1,611,947, comprised of $1,478,728 from applying the Company Performance Factor under the plan formula (111% for 2015) and $133,219 for individual performance.
* **Long-Term Incentive:** Mr. Finan received a long-term incentive grant valued at $3,516,121 in 2015, split into 50% performance share units and 50% stock options.

Annual and Long-Term Incentives

Annual Incentive Compensation

Overview

Annual incentives are determined under the Performance Incentive Plan of The Coca-Cola Company (the "Performance Incentive Plan"). In 2015, approximately 14,500 employees participated in the Performance Incentive Plan.

Annual incentive awards for executives are determined based on a formula with predetermined financial measures aligned with the Company's long-term growth metrics ("Company Performance Factor"), and an executive's individual performance is also taken into account ("Individual Performance Amount").

See "2015 Compensation Decisions for Named Executive Officers" beginning on page 52 for details of the 2015 annual incentives paid to the Named Executive Officers.

Enhancements Effective in 2015 and 2016

* Updated metrics, weightings and targets
* Reduced maximum from 300% of target to 250% of target starting in 2016



2015 Annual Incentive Formula



Base Salary **×** Target Percentage **×** Company Performance Factor **+** Individual Performance Amount **=** Annual Incentive Amount*

* *The annual incentive plan includes a pool funding feature intended to allow the awards to Named Executive Officers to meet the requirements for tax deductibility under Section 162(m) of the Tax Code. The maximum pool that can be used to pay annual incentives to Named Executive Officers is 0.40% of the Company's comparable income before income taxes and there is an additional cap of 0.15% of comparable income before income taxes for the Chief Executive Officer. The Compensation Committee does not expect to award the full amount authorized by this pool funding and the amounts awarded for 2015 are well below these caps.*

2015 Named Executive Officer Target Annual Incentive

Name	Base Salary (12/31/2015)	Target (%)	Target Annual Incentive ($)
Mr. Kent	$ 1,600,000	200%	$ 3,200,000
Ms. Waller	732,875	125%	916,094
Mr. Quincey*	900,000	129%	1,162,620
Mr. Douglas	702,374	125%	877,968
Mr. Finan	888,125	150%	1,332,188

* *Mr. Quincey's target incentive percentage is prorated for the time he was in his roles as President, Europe Group and President and Chief Operating Officer.*

Company Performance Factor

* For 2015, the Company Performance Factor included three metrics and was determined by the actual performance (rounded to the nearest 0.5%) versus the midpoint of the target range for each performance metric, taking into account the weighting assigned to each performance metric. The Company Performance Factor is subject to a cap of 225% (to be reduced to 200% starting in 2016). No payout is earned for a metric if there is no growth over the prior year for that metric.

* Metrics and weightings were updated in 2015 consistent with our business strategy to focus on balanced revenue and profit growth. Net operating revenue growth (25% weighting) and profit before tax growth (50% weighting) were added as metrics, and unit case volume growth remained a metric (25% weighting).

* As seen in the following chart, Company performance in 2015 for each performance metric was at or above target and, as a result, the Company Performance Factor was 111%.

* For 2016, metrics and weightings remain the same as 2015, and the target ranges for comparable currency neutral profit before tax growth and comparable currency neutral net revenue growth increased.

Company Performance Factor for 2015				
Performance Metric	Target Range	Midpoint of Target Range	Actual Performance	Actual vs Midpoint of Target Range
Profit Before Tax Growth* (50%)	4-5%	4.5%	5.5%	122%
Net Operating Revenue Growth* (25%)	3-4%	3.5%	3.5%	100%
Unit Case Volume Growth (25%)	2-3%	2.5%	2.5%	100%
			Company Performance Factor	**111%**

* *Profit before tax growth and net operating revenue growth are calculated after adjusting for the impact of currency, and certain nonrecurring items affecting comparability. These measures differ from profit before tax and net operating revenue reported under GAAP, primarily due to the impact of currency, asset impairments/restructuring, productivity and reinvestment program, net charges by equity investees, transaction gains/losses and other items. In addition, these measures are calculated after adjusting for the impact of structural items. Structural items generally refer to acquisitions or dispositions of bottling, distribution or canning operations and consolidation or deconsolidation of bottling and distribution entities for accounting purposes. We believe using these adjusted measures of profit before tax growth and net operating revenue growth are appropriate because it provides a more consistent comparison against the prior year.*

COMPENSATION

Individual Performance Amounts

An Individual Performance Amount may be awarded based on an assessment of an executive's individual performance throughout the year, including consideration of:

* quantitative and qualitative factors (e.g., executive's contribution to overall Company results and attainment of business/operating unit goals);

* contributions toward strategic initiatives, including in the areas of People, Planet, Productivity, Partners, Portfolio and Profit; and

* other priorities such as: volume and value share gains, total return to shareowners, impact of significant acquisitions and innovations, internal equity and fairness, acquisitions and divestitures, productivity and reinvestment, and sustainability.

The maximum percentage of the target that can be awarded for individual performance has been reduced from 75% of target to 50% of target, beginning in 2016. No Named Executive Officers received an Individual Performance Amount exceeding 50% in 2015.

Long-Term Incentive Compensation

Overview

The Company grants long-term incentive compensation to reward performance over the longer term. The vast majority of these awards are performance based. Beginning in 2015, annual long-term incentive awards are equity-based for Named Executive Officers and other senior executives, and cash-based for other eligible employees. In 2015, approximately 750 employees received equity awards.

* Annual long-term incentive awards are made in February of each year.

* Apart from the annual awards, a limited number of other awards may be granted throughout the year.

See "2015 Compensation Decisions for Named Executive Officers" beginning on page 52 for details of the 2015 long-term equity awards granted to Named Executive Officers.

Enhancements Effective in 2015

* First full year under Equity Stewardship Guidelines; achieved burn rate commitment of 0.4% a full year early

* Net operating revenue growth added as a metric to annual PSU awards, along with economic profit growth

* Increased line of sight in PSU awards by tying payouts to group and business unit performance

Equity Stewardship Guidelines

In 2014, we adopted Equity Stewardship Guidelines which specify how we will use long-term equity compensation. The Equity Stewardship Guidelines can be viewed on the Company's website at *www.coca-colacompany.com/equity-stewardship-guidelines*. Primary features of the Equity Stewardship Guidelines include:

* A burn rate commitment of 0.8% in 2015 and an average of 0.4% thereafter, which will provide more certainty on shares used for equity awards.

* Significant reduction in our use of stock options.

* Significant reduction in the number of equity-eligible participants in the long-term incentive program by introduction of performance cash awards.

* Increased transparency by including an Equity Scorecard.

* Commitment to continue share repurchases with 100% of proceeds from the exercise of stock options, which reduces potential dilution.

Equity Scorecard

The Equity Scorecard below provides information for 2015:

* The annual equity awards represent the vast majority of equity awards granted during the year. There was a substantial decrease in the number of shares used in 2015, consistent with the burn rate commitment.

* Overhang primarily includes outstanding awards granted under plans ("Prior Plans") in place prior to adoption of The Coca-Cola Company 2014 Equity Plan, as amended (the "2014 Equity Plan"). Awards from Prior Plans that expire or are forfeited (such as the 2013-2015 PSU awards, which will not pay out) will not be issued or available for future issuance. Overhang will decline each year as equity awards are exercised or realized, and as awards from Prior Plans expire or are forfeited.

* In the Equity Scorecard, actual dilution is how much the equity issued to employees reduces the value of existing shares. Actual dilution is expected to continue to be less than 1% per year going forward, because 100% of the proceeds received from employee stock option exercises are used to repurchase shares and our burn rate is below 1%. The Company repurchases additional shares through its share repurchase program, which resulted in a decrease in Common Stock outstanding in 2015.



EQUITY SCORECARD				
	Description			**2015**
Burn Rate Commitment	Maximum burn rate of 0.8% in 2015 and a maximum average burn rate of 0.4% for the remaining life of the 2014 Equity Plan.			0.8%
Actual Burn Rate	The total number of shares underlying equity awards granted in the year, as a percentage of Common Stock outstanding.			0.38%
Overhang	The total number of shares underlying equity awards already granted plus those available for future grants, as a percentage of Common Stock outstanding.	Prior Plans	2014 Equity Plan	Total
	With Equity Stewardship Guidelines[1]	6.2%	4.6%	10.8%
Actual Dilution	A measure of how much the equity issued to employees reduces the value of existing shares.[2]			0.3%

1 With the burn rate commitment, over the 2014 Equity Plan's ten-year term, the maximum number of shares estimated to be used is 200 million (based on Common Stock outstanding decreasing by 1% each year).

2 Calculated by dividing the number of net shares issued to employees during the year by the average number of shares of Common Stock outstanding. The number of net shares issued represents the difference between the total number of shares issued and the number of shares repurchased solely using proceeds from employee stock option exercises. Does not include additional share repurchases which further mitigate dilution.

Long-Term Incentive Annual Awards: Amounts and Performance Measures

* The Compensation Committee grants annual long-term incentive awards to eligible employees in February of each year.

* The Compensation Committee sets ranges for long-term incentive compensation for each job grade at the senior executive levels. The ranges were informed by a survey of our comparator group's pay practices. The Compensation Committee does not target a specific percentile ranking against our comparator group. The actual value of long-term incentive compensation within such ranges is individually determined at the discretion of the Compensation Committee. Consideration is given to the individual's skills, experience and future potential, the prior year's award value, as well as the individual's and Company's performance in the prior year.

* Once the value of the long-term incentive award is determined, the Compensation Committee grants a portion of the award in stock options and a portion in PSUs. When determining the number of stock options awarded, a Black-Scholes value is first calculated and, beginning in 2015, a floor and ceiling is applied based on a 30-day average stock price. This stock option "guardrail" increases predictability, helps manage the burn rate commitment and is intended to mitigate against high and low Black-Scholes values. For stock option grants in 2015, the low end of our guardrail was used, which valued options at 20% of the 30-day average stock price. PSUs are valued based on a 30-day average stock price.

* Due to differences in how the grant date fair value of long-term incentive awards must be calculated for accounting purposes, the 2015 Summary Compensation Table may not reflect the same stock option and PSU values described above.

How PSU Targets are Determined and Validated

* Beginning in 2007, growth in economic profit has been the performance measure for the annual PSU awards because it is an important measure of the Company's long-term strength and has historically correlated with the stock price. Economic profit is net operating profit after tax less the cost of capital used in the business, after adjusting for the impact of structural changes that are significant to the Company as a whole, accounting changes and certain other nonrecurring items affecting comparability. The economic profit growth target is derived from our three-year business plan.

* Beginning in 2015, net operating revenue growth was added as a performance measure for our annual PSU awards (30% weighting) because it is a key component of our business strategy. The maximum, target and threshold levels result in payouts of 150% at the maximum, 100% at target, and 35% at the threshold.

* The Compensation Committee set the targets for the 2015-2017 PSU awards taking into account that 2015 was a year of transition as the Company repositions the business for future growth. We believe the targets in our long-term incentive award programs are rigorous and consistent with market practices.

* The Compensation Committee undertook a detailed review of both the economic profit and net operating revenue metrics to validate the rigor with which we set and calibrate performance targets and ranges. This review included conducting probability analyses, benchmarking performance and evaluating the practices of comparator companies.

Why Targets Are Currency Neutral

* We believe incentive targets should measure the underlying results of the business.

* Currency fluctuations are largely outside the control of those running the business day-to-day.

* We believe business leaders should be encouraged to make decisions that drive long-term sustainable growth rather than to address short-term currency fluctuations.

* If fluctuations in currency impacted incentive pay, it could demotivate employees and cause them to lose focus on driving value.

Performance Share Units: Status of Programs and Relative Total Shareowner Return Modifier

Status of Annual PSU Programs

Performance Period	Performance Measure	Threshold, Target and Maximum Performance Levels	Status
2012-2014[1][3]	Compound annual growth in economic profit	Threshold = 7.7% Target = 10.7% Maximum = 12.7%	✱ No shares were earned from these awards because performance was below the threshold level. ✱ Results were certified in February 2015.
2013-2015[1][3]	Compound annual growth in economic profit	Threshold = 4.4% Target = 6.4% Maximum = 8.4%	✱ No shares were earned from these awards because performance was below the threshold level. ✱ Results were certified in February 2016.
2014-2016[1][3]	Compound annual growth in economic profit	Threshold = 6.9% Target = 8.9% Maximum = 10.9%	✱ Through December 31, 2015, payout is projected above the target level. Company performance over the remaining year of the performance period will determine the number of shares earned, if any. ✱ Results will be certified in February 2017, including applying the relative total shareowner return modifier, and any shares earned will be subject to an additional holding period through February 2018.
2015-2017[2][3]	70% compound annual growth in economic profit	Threshold = 4.5% Target = 7.1% Maximum = 9.1%	✱ Through December 31, 2015, payout is projected near the target level. Company performance over the remaining two years of the performance period will determine the number of shares earned, if any. ✱ Results will be certified in February 2018, including applying the relative total shareowner return modifier, and any shares earned will be subject to an additional holding period through February 2019.
	30% net operating revenue growth[4]	Threshold = 1.3% Target = 4.0% Maximum = 6.1%	

1   Participants receive 50% of the award at the threshold level, 100% of the award at the target level and 150% of the award at the maximum level. Results are rounded and the number of shares is extrapolated on a linear basis between performance levels.

2   Participants receive 35% of the award at the threshold level, 100% of the award at the target level and 150% of the award at the maximum level. Results are rounded and the number of shares is extrapolated on a linear basis between performance levels.

3   The calculation of economic profit growth for the 2012-2014 and 2013-2015 periods was adjusted, and the 2014-2016 and 2015-2017 periods will be adjusted, to exclude items impacting comparability and to exclude structural items that are significant to the Company as a whole, including the refranchising of territories in North America. For the 2014-2016 and 2015-2017 periods, economic profit growth is calculated on a currency neutral basis.

4   The net operating revenue growth target for the 2015 year of the 2015-2017 period is for the total Company. The 2015-2017 PSU program provides for net operating revenue growth to be based on three one-year comparable currency neutral net operating revenue growth targets tied to total Company or group/business unit results, as applicable. This measure differs from net operating revenue growth reported under GAAP, primarily due to the impact of currency and other items. In addition, the calculation of net operating revenue growth for the 2015 period was adjusted, and the 2016 and 2017 periods will be adjusted, to exclude items impacting comparability and to exclude structural items that are significant to the Company as a whole, including the refranchising of territories in North America.

Relative Total Shareowner Return Modifier

✱   The Compensation Committee added a relative total shareowner return modifier to PSU awards beginning with the 2014-2016 performance period to further link awards to shareowner value creation.

✱   The number of shares earned from PSU awards will be reduced or increased if total shareowner return over the three-year performance period relative to our compensation comparator group (see page 59) falls outside of a defined range. Specifically, after the performance results are certified,the award will be modified up or down as follows:

If total shareowner return over the three-year performance period is:	Then:
At or above the 75th percentile of the comparator group	The award will be increased 25%
At or above the 25th and below the 75th percentile of our comparator group	No change to the award
Below the 25th percentile of our comparator group	The award will be decreased 25%

Other Long-Term Incentive Awards

The vast majority of equity awards are made as part of the annual long-term incentive grants in February of each year. During the year, a limited number of additional equity awards may be granted, either as time-based restricted stock units or performance share units.

✱   Time-based restricted stock units are typically used for critical retention situations, make-whole awards for newly hired employees who forfeited equity awards at a prior employer, special recognition, promotions or when other forms of awards are not available for legal or tax reasons.

✱   From time to time, we establish additional PSU programs related to specific performance goals to motivate and reward for specific initiatives.

✱   Beginning in 2015, certain employees who had previously been eligible for long-term equity awards began receiving long-term performance cash awards. Performance cash awards are subject to the same performance criteria over a three-year period as the PSUs for equity-eligible employees to ensure a consistent focus on the same metrics.

How We Make Compensation Decisions

Decision-Making Process and Role of Executive Officers

❋ The Compensation Committee reviews and discusses the Board's evaluation of the Chairman and Chief Executive Officer and makes preliminary determinations about his base salary, annual incentive and long-term equity compensation. The Compensation Committee then discusses the compensation recommendations with the full Board and the Compensation Committee approves final compensation decisions after this discussion.

❋ Executive officers do not determine the compensation of the Chairman and Chief Executive Officer.

❋ For other Named Executive Officers, the Chairman and Chief Executive Officer considers performance and makes individual recommendations to the Compensation Committee on base salary, annual incentive and long-term equity compensation. The Compensation Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations.

❋ The Compensation Committee uses several resources and tools, including competitive market information and "tally sheets," which quanitfy each of the compensation elements as well as accumulated outstanding long-term equity awards and deferred compensation.

Compensation Comparator Group

❋ We use a comparator group of companies when making certain compensation decisions. The comparator group is used as a data point but compensation paid at other companies is not the primary factor in the decision-making process.

❋ The table below shows how the comparator group was chosen and how it is used.

How the Comparator Group Was Chosen	How We Use the Comparator Group*
❋ Comparable size based on revenue.	❋ As an input in developing base salary ranges, annual incentive targets and long-term incentive award ranges.
❋ Market capitalization in excess of $100 billion.	❋ To evaluate share utilization by reviewing overhang levels and annual run rate.
❋ Major global presence with sales in a minimum of 100 countries.	❋ To benchmark the form and mix of equity awarded to employees.
❋ Large consumer products business.	❋ To benchmark share ownership guidelines.
❋ Market-leading brands or category positions as defined by Interbrand.	❋ To assess the competitiveness of total direct compensation awarded to senior executives.
❋ Sustained growth over one-, three- and five-year periods.	❋ To compare Company performance and validate whether executive compensation programs are aligned with Company performance.
❋ Available compensation data.	❋ As an input in designing compensation plans, benefits and perquisites.

* Since some of the comparator group companies are not U.S. based, a subgroup of the companies may be used for some of these purposes when data is not publicly available for the foreign companies.

❋ The comparator group for 2015 was:

Abbott Laboratories	Mondelēz International, Inc.
Apple Inc.	Nestlé S.A.
AT&T Inc.	NIKE, Inc.
Colgate-Palmolive Company	PepsiCo, Inc.
General Mills, Inc.	Philip Morris International Inc.
International Business Machines Corporation	The Procter & Gamble Company
Johnson & Johnson	Unilever PLC
Kimberly-Clark Corporation	Wal-Mart Stores, Inc.
McDonald's Corporation	

There were no changes to the comparator group for 2015. In 2015, the Compensation Committee approved updates to the comparator group companies and criteria to be effective in 2016. Effective in 2016, Abbott Laboratories and Apple Inc. were removed and Danone and Pfizer Inc. were added to the compensation comparator group.

COMPENSATION

COMPENSATION

Role of the Compensation Consultant

* In 2015, the Compensation Committee engaged Meridian Compensation Partners, LLC ("Meridian") as its compensation consultant. The Compensation Committee did not engage any other advisor in 2015.

* Meridian provided research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees. Meridian kept the Compensation Committee apprised of regulatory developments and market trends related to executive compensation practices. Meridian does not determine or recommend the exact amount or form of executive compensation for any of the Named Executive Officers. A representative of Meridian attended meetings of the Compensation Committee.

* In accordance with the Compensation Committee's Independent Compensation Consultant Policy, which was last updated in 2015, prior to the retention of a compensation consultant (or any other external advisor), and annually thereafter, the Compensation Committee assesses the independence of the compensation consultant.

* Under the Independent Compensation Consultant Policy, a consultant is considered independent if:

  – The individual consultant and any consulting firm or organization that employs the consultant is independent of the Company,

  – The individual consultant does not provide services or products of any kind to the Company and its affiliates or to their management, other than in its capacity as the Compensation Committee's agent and

  – The consulting firm may not provide any other services to the Company without the prior written consent of the committee chair.

* The Compensation Committee assessed Meridian's independence, considering compliance with the Independent Compensation

Consultant Policy and the following factors specified in the New York Stock Exchange listing standards: (a) the provision of other services by the consulting firm to the Company, (b) the amount of fees paid as a percentage of the total revenue of the consulting firm, (c) the policies and procedures of the consulting firm that are designed to prevent conflicts of interest, (d) any business or personal relationship of the consultant with a member of the committee, (e) any stock of the Company owned by the consultant and (f) any business or personal relationship of the consultant or consulting firm with an executive officer of the Company. Meridian provided the Compensation Committee with confirmation of its independent status under the Independent Compensation Consultant Policy.

* The Compensation Committee believes that Meridian is independent and that there is no conflict of interest between Meridian and the Compensation Committee.

Risk Considerations

* The Compensation Committee reviews the risks and rewards associated with the Company's compensation programs. The programs are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation programs encourage and reward prudent business judgment and appropriate risk taking over the short term and the long term.

* Management and the Compensation Committee do not believe any of the Company's compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.

* In 2015, the Company conducted, and the Compensation Committee reviewed, a comprehensive global risk assessment. The risk assessment included conducting a global inventory of incentive plans and programs and considered factors such as the plan metrics, number of participants, maximum payments and risk mitigation factors.

Additional Compensation Information

Retirement and Benefit Plans

* Named Executive Officers participate in the same retirement and benefit plans as the broader population of non-union employees, as applicable. These plans provide for basic retirement needs and serve as a safety net to protect against the financial catastrophes that can result from illness, disability or death.

* Retirement plans generally include pension plans, retirement savings plans and deferred compensation plans. There are no

special or enhanced pension formulas for Named Executive Officers. See the 2015 Pension Benefits table on page 71 for the value of accumulated pension benefits for the Named Executive Officers.

* Benefit plans generally include medical, dental and disability plans.



Perquisites and Other Personal Benefits

The table below summarizes and provides the business rationale for each of the perquisites and other personal benefits provided to the Named Executive Officers. For more information about these perquisites and other personal benefits, and their values, see the discussion beginning on page 65.

Category	Description and Business Rationale
Aircraft Usage	✱ To allow travel time of our Chief Executive Officer and Chief Operating Officer to be used productively for the Company, for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure availability to respond to business priorities from any location around the world.
Car and Driver	✱ Provided where necessary for security and/or productivity reasons.
Security	✱ To protect our employees given the global visibility of our brands and the extensive locations where we operate.
International Service Program	✱ To promote global mobility and development opportunities for individuals working outside their home country.
Financial and Tax Planning	✱ To address the complex tax and financial situations of a significant percentage of our senior executives with dual nationalities or work histories in a number of countries. Assists in compliance with local country laws.
Other	✱ Executive physicals are made available to set the example for active healthy living. In the United Kingdom, certain employees receive a "green commuter allowance."

Share Ownership Guidelines

✱ Share ownership guidelines align the executives' long-term financial interests with those of shareowners.

✱ All Named Executive Officers meet or exceed their share ownership guidelines.

✱ The ownership guidelines, which cover approximately 70 executives, are as follows:

Role	Value of Common Stock to be Owned*
Chief Executive Officer	8 times base salary
Chief Operating Officer and Operating Business Presidents	5 times base salary
Executive Vice Presidents, Group Presidents and President of Coca-Cola Refreshments	4 times base salary
Other senior executives	2 times base salary
Business Unit Presidents below senior executive level	1 times base salary

*   Shares are valued based on the average closing price of Common Stock for the prior one-year period.

✱ Stock options do not count toward the ownership guideline and PSUs count only after the performance criteria have been met.

✱ To ensure compliance with the guidelines, the Compensation Committee may direct that up to 50% of the annual cash incentive be withheld if an executive is not compliant. The Compensation Committee also may mandate the retention of 100% of net shares, after settlement of taxes and transaction fees, acquired pursuant to equity awards granted on or after January 1, 2009.

Share Retention Policy

✱ Executive officers must retain 50% of the shares (after paying taxes) obtained from option exercises or from the release of PSUs or restricted stock awards until the earlier of one year after exercise/release of shares or separation from the Company.

✱ Limited exceptions apply for donations of stock to charities, educational institutions or family foundations and sales or divisions of property in the case of divorce, disability or death. The Compensation Committee is authorized to grant waivers in exceptional circumstances.

✱ Applies to equity awards granted in and after February 2013 and is in addition to the share ownership guidelines described above.

Change in Control

✱ The Company has change in control provisions in its annual Performance Incentive Plan, its equity plans and some of its retirement plans in which the Named Executive Officers participate. As described beginning on page 74, equity plans include "double-trigger" change in control provisions.

✱ Change in control provisions apply equally to all plan participants. We have no special change in control agreements or arrangements with any of the Named Executive Officers and we do not provide a tax gross-up for any change in control situation.

✱ The change in control provisions are intended to address the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the shareowners.

✱ For a more detailed discussion of change in control provisions, see the Payments on Termination or Change in Control section beginning on page 73.

Tax and Accounting Implications of Compensation

* Tax and accounting implications are considered, but they are not the only factors considered. Other important considerations outweigh tax or accounting considerations.

* Section 162(m) of the Tax Code limits deductibility of certain compensation to $1 million per year for the Chief Executive Officer and the three other executive officers (other than the Chief Financial Officer) who are highest paid and employed at year-end. If certain conditions are met, performance-based compensation may be excluded from this limitation.

* The Company's annual and long-term incentive plans have been structured with the intent of enabling the Compensation Committee to grant compensation that constitutes "qualified performance-based compensation" under Section 162(m) of the Tax Code, if the Compensation Committee determines to do so. In 2015, all annual incentive payments to the Named Executive Officers were deducted.

* Generally under GAAP, compensation is expensed as earned. Equity compensation is expensed in accordance with ASC Topic 718, which is generally over the vesting period.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Form 10-K.

Maria Elena Lagomasino, Chair
Ronald W. Allen
Helene D. Gayle
Alexis M. Herman

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised entirely of the four independent Directors listed above. No member of the Compensation Committee is a current, or during 2015 was a former, officer or employee of the Company or any of its subsidiaries. During 2015, no member of the Compensation Committee had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In 2015, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of the Company.



COMPENSATION TABLES

The following tables, narrative and footnotes discuss the compensation of the Chairman and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers during 2015, who are referred to as the Named Executive Officers.

2015 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)	Total Without Change in Pension Value ($)*
Muhtar Kent Chairman of the Board and Chief Executive Officer	2015	$ 1,600,000	$ 4,904,848	$ 2,830,597	$ 4,600,000	$ 0	$ 655,126	$ **14,590,571**	$ 14,590,571
	2014	1,600,000	6,489,441	9,314,144	0	7,100,940	719,897	**25,224,422**	18,123,482
	2013	1,600,000	6,399,988	7,113,946	2,200,000	2,204,814	861,912	**20,380,660**	18,175,846
Kathy N. Waller** Executive Vice President and Chief Financial Officer	2015	728,406	1,897,287	1,094,927	1,200,083	751,588	59,755	**5,732,046**	4,980,458
	2014	641,890	622,624	893,634	653,000	1,024,287	43,808	**3,879,243**	2,854,956
James Quincey*** President and Chief Operating Officer	2015	700,972	3,727,920	636,243	1,523,032	59,071	199,713	**6,846,951**	6,787,880
J. Alexander M. Douglas, Jr.** Executive Vice President and President, Coca-Cola North America	2015	698,091	4,377,783	1,019,016	1,237,934	73,198	63,682	**7,469,704**	7,396,506
	2014	682,711	2,972,286	2,113,148	694,000	1,500,086	64,520	**8,026,751**	6,526,665
Irial Finan** Executive Vice President and President, Bottling Investments and Supply Chain	2015	884,844	2,229,487	1,286,634	1,611,947	1,639,329	1,542,463	**9,194,704**	7,555,375
	2014	869,022	2,129,356	3,056,205	985,000	663,001	534,317	**8,236,901**	7,573,900

* In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column (but including the nonqualified deferred compensation earnings reported in that column, if any). The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance. Therefore, we do not believe a year-over-year change in pension value is helpful in evaluating compensation for comparative purposes and instead, believe shareowners may find the accumulated pension benefits in the 2015 Pension Benefits table on page 71 a more useful calculation of the pension benefits provided to the Named Executive Officers.

** Compensation for Ms. Waller and Messrs. Douglas and Finan is provided only for 2015 and 2014 because they were not Named Executive Officers for 2013.

*** Mr. Quincey was appointed President and Chief Operating Officer effective August 13, 2015. Prior to becoming President and Chief Operating Officer, compensation for Mr. Quincey was delivered in British pounds. In calculating the dollar equivalent for items that are not denominated in U.S. dollars, the Company converts each payment into dollars based on an average exchange rate. Compensation for Mr. Quincey is provided only for 2015 because he was not a Named Executive Officer for 2014 and 2013.

COMPENSATION

Salary (Column (c))

The amount in the Salary column represents the base salary earned by each of the Named Executive Officers in the applicable year.

Stock Awards (Column (e))

The amount in the Stock Awards column is the grant date fair value of stock awards determined pursuant to ASC Topic 718. Except as described below for Messrs. Quincey and Douglas, all of the stock awards reported in the Stock Awards column are PSUs, which pay in stock if pre-determined performance metrics are met over a three-year period.

If a PSU's minimum performance measure is not met, no award is earned. If at least the minimum performance measure is attained, awards range from 35% to 150% of the target number of shares. In addition, beginning with the 2014-2016 PSUs, a relative total shareowner return ("TSR") modifier was added to the annual PSU program. The relative TSR modifier may reduce or increase the amount of shares earned by 25% if TSR over the three-year performance period relative to our compensation comparator group falls outside of a defined range. See page 58 for more information about the relative TSR modifier.

The amounts in the table above reflect the value of the 2015 annual PSU program at the target (or 100%) level. The table below provides the potential value of the 2015 annual PSU program at the threshold, target and maximum levels. The metrics, targets and status of the outstanding PSU programs are described beginning on page 58.

| Name | 2015-2017 Performance Share Units Granted 02/19/2015 | | |
	Value at Threshold Level (35%)[1]	Value at Target (100%) (Reported in Column (e) Above)[1]	Value at Maximum Level (150%)[1]
Mr. Kent	$ 1,716,693	$ 4,904,848	$ 7,357,272
Ms. Waller	664,056	1,897,287	2,845,950
Mr. Quincey	385,879	1,102,474	1,653,730
Mr. Douglas	618,023	1,765,770	2,648,654
Mr. Finan	780,318	2,229,487	3,344,249

1   The Compensation Committee added a relative TSR modifier to PSU awards beginning with the 2014-2016 performance period. The amount of shares earned may be reduced or increased by 25% if TSR over the three-year performance period relative to our compensation comparator group (see page 59) falls outside of a defined range.

For Messrs. Quincey and Douglas, the amounts in the 2015 Summary Compensation Table also reflect restricted stock unit awards granted on August 12, 2015 and October 14, 2015, respectively. See pages 53 and 54 for more information about these awards.

The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 12 to the Company's consolidated financial statements in the Form 10-K. The equity awards included in column (e) above for 2015 were granted under the 2014 Equity Plan and for prior years were granted under The Coca-Cola Company 1989 Restricted Stock Award Plan (the "1989 Restricted Stock Award Plan").

To see the value actually received upon vesting of stock by the Named Executive Officers in 2015, refer to the 2015 Option Exercises and Stock Vested table on page 70. Additional information on all outstanding stock awards is reflected in the 2015 Outstanding Equity Awards at Fiscal Year-End table beginning on page 68.

Option Awards (Column (f))

The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted to each of the Named Executive Officers, calculated in accordance with ASC Topic 718.

The assumptions used by the Company in calculating these amounts are incorporated herein by reference to Note 12 to the Company's consolidated financial statements in the Form 10-K. The options included in column (f) above for 2015 were granted under the 2014 Equity Plan and for prior years were granted under The Coca-Cola Company 2008 Stock Option Plan (the "2008 Stock Option Plan").

To see the value actually received upon exercise of options by the Named Executive Officers in 2015, refer to the 2015 Option Exercises and Stock Vested table on page 70. Additional information on all outstanding option awards is reflected in the 2015 Outstanding Equity Awards at Fiscal Year-End table beginning on page 68.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each Named Executive Officer under the Company's annual Performance Incentive Plan. The Annual Incentive Compensation section of the Compensation Discussion and Analysis, which begins on page 47, describes how the 2015 Performance Incentive Plan awards to the Named Executive Officers were determined.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (h))

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column for 2015, 2014 and 2013 are comprised entirely of changes between December 31, 2014 and December 31, 2015, between December 31, 2013 and December 31, 2014 and between December 31, 2012 and December 31, 2013, respectively, in the actuarial present value of the accumulated pension benefits of each of the Named Executive Officers under the applicable pension plan.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings and the assumptions used to determine the present value, such as the discount rate. The assumptions used by the Company in calculating the change in pension value are described on page 71. For Mr. Kent, $0 is reported for 2015 because there was a decrease of $520,561 in the actuarial present value of his pension benefit. This decrease was primarily due to Mr. Kent having already attained the earliest age at which he is eligible for unreduced pension benefits as of the beginning of 2015 and a higher discount rate assumption for 2015.

The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

None of the Named Executive Officers received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts.

The material provisions of the Company's retirement plans and deferred compensation plans in which the Named Executive Officers participate are described beginning on page 77.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect, for each Named Executive Officer, the sum of (i) the incremental cost to the Company of all perquisites and other personal benefits, (ii) the amount of any tax reimbursements, (iii) the amounts contributed by the Company to applicable Company 401(k) and savings plans and (iv) the dollar value of life insurance premiums paid by the Company. Amounts contributed to Company 401(k) and savings plans are calculated on the same basis for all participants in the relevant plan, including the Named Executive Officers. The material provisions of the Company 401(k) and savings plans in which the Named Executive Officers participate are described beginning on page 78.

The following table outlines those perquisites and other personal benefits and additional all other compensation required by SEC rules to be separately quantified. A dash indicates that the Named Executive Officer received the perquisite or personal benefit but the amount was not required to be disclosed under SEC rules. The narrative following the table describes all categories of perquisites and other personal benefits provided by the Company in 2015.

| Name | Year | Perquisites and Other Personal Benefits | | | | | | Additional All Other Compensation | | |
		Aircraft Usage	Car and Driver	Security	International Service Program Benefits	Financial and Tax Planning	Other	Tax Reimbursement	Company Contributions to Company 401(k) and Savings Plans	Life Insurance Premiums
Mr. Kent	2015	$ 192,337	$ 198,217	$ 130,591	N/A	$ —	$ —	$ 59,250	$ 56,000	$ 3,936
	2014	178,593	185,248	128,333	N/A	—	—	76,423	133,000	1,944
	2013	239,924	176,013	135,788	N/A	—	—	27,951	266,000	1,692
Ms. Waller	2015	0	0	0	N/A	—	—	0	48,349	2,111
	2014	0	0	0	N/A	—	—	0	32,366	586
Mr. Quincey	2015	0	—	—	$ 108,418	0	—	0	61,586	5,201
Mr. Douglas	2015	0	0	0	N/A	—	—	1,139	48,723	2,025
	2014	0	0	0	N/A	—	—	5,633	44,545	986
Mr. Finan	2015	0	0	0	1,519,282	—	—	0	15,542	2,624
	2014	0	0	0	527,281	—	—	0	N/A	1,242

Aircraft Usage

The Company owns and operates business aircraft to allow employees to safely and efficiently travel for business purposes around the world. Given the Company's significant global presence, we believe it is a business imperative for senior leaders to be on the ground at our global operations. The Company aircraft allow employees to be far more productive than if commercial flights were utilized, as the aircraft provide a confidential and highly productive environment in which to conduct business without the schedule constraints imposed by commercial airline service.

The Company aircraft are made available to the Named Executive Officers for their personal use in the following situations:

✱ The Company aircraft is the Board's strongly preferred method for all travel by Mr. Kent, for both business and personal travel. This is for security purposes due to the high profile and global nature of our business and our highly symbolic and well-recognized brands, as well as to ensure that he can be immediately available to respond to business priorities from any location around the world. This arrangement also allows travel time to be used productively for the

Company. Mr. Kent and his immediate family traveling with him use the Company aircraft for a reasonable number of personal trips. Personal use of the Company aircraft results in imputed taxable income. Mr. Kent is not provided a tax reimbursement for personal use of aircraft. For the same reasons, limited personal use of the Company aircraft is permitted for Mr. Quincey upon becoming President and Chief Operating Officer.

✱ No other Named Executive Officer uses the Company aircraft for personal purposes except in extraordinary circumstances. The Company aircraft was not used solely for personal purposes by Named Executive Officers in 2015, other than Mr. Kent.

✱ Infrequently, spouses and guests of Named Executive Officers ride along on the Company aircraft when the aircraft is already going to a specific destination for a business purpose. This use has minimal cost to the Company and, where applicable, a nominal amount is included in the All Other Compensation table above. Income is imputed to the Named Executive Officer for income tax purposes, but no tax reimbursement is provided since such persons are not traveling for a business purpose.

✳ In determining the incremental cost to the Company of personal use of the Company aircraft, the Company calculates, for each aircraft, the direct variable operating costs on an hourly basis, including all costs that may vary by the hours flown. Items included in calculating this cost are as follows:

- – aircraft fuel and oil;
- – travel, lodging and other expenses for crew;
- – prorated amount of repairs and maintenance;
- – prorated amount of rental fee on airplane hangar;
- – catering;
- – logistics (landing fees, permits, etc.);
- – telecommunication expenses and other supplies; and
- – the amount, if any, of disallowed tax deductions associated with such use.

When the aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the additional passenger (for example, catering) are included in determining the aggregate incremental cost to the Company. While it happens very rarely, if an aircraft flies empty before picking up or after dropping off a passenger flying for personal reasons, this "deadhead" segment would be included in the incremental cost.

Car and Driver

Mr. Kent is provided with a car and driver in the U.S. both for security purposes and to maximize his efficiency during business hours. When not being utilized by Mr. Kent, the car and driver are used for other Company business. However, the Company has included the entire cost of the car and driver, including all salary, benefits and related employment costs. A car and driver are made available to Mr. Kent in Turkey for security purposes. Mr. Quincey was provided a car allowance in the United Kingdom prior to his appointment as

President and Chief Operating Officer. No other Named Executive Officer is provided with a car or driver.

Security

The Company provides a security program for Mr. Kent. This includes monitoring equipment at his homes and Company-paid security personnel. Upon becoming President and Chief Operating Officer, security upgrades were made to Mr. Quincey's residence. No other Named Executive Officer is provided with Company-paid security, except where necessary when traveling overseas.

International Service Program Benefits

The Company provides benefits to globally mobile associates under various international service programs, the material provisions of which are described on page 79. These programs are designed to relocate and support employees who are sent on an assignment outside of their home country. The purpose of the programs is to make sure that when the Company requests that an employee move outside his or her home country, economic considerations do not play a role. This helps the Company quickly meet its business needs around the world and develop its employees.

In connection with Mr. Quincey's appointment as President and Chief Operating Officer and to support his transition to Atlanta from the United Kingdom, Mr. Quincey will receive benefits under an international service program for a period of up to two years until September 2017.

Mr. Finan, who is based in Atlanta, participated in an international service program until July 2015. The amounts reported include payments for housing expenses, home leave, tax equalization, currency protection, other program allowances and certain localization benefits triggered when he ceased to participate in the program.

The costs to the Company were as follows:

Name	Year	Currency Protection	Relocation	Home Leave	Housing Allowance	Host Country Allowance	Tax Equalization	Other Program Allowances	Localization Benefits
Mr. Quincey	2015	$ 0	$ 68,355	$ 6,300	$ 2,365	$ 1,856	$ 29,422	$ 120	$ 0
Mr. Finan	2015	(61,736)	0	23,400	240,254	0	984,726	2,740	329,898
	2014	85,327	0	24,342	158,508	0	256,124	2,980	0

Financial and Tax Planning

The Company provides a taxable reimbursement to the Named Executive Officers for financial planning services, which may include tax preparation and estate planning services. No tax reimbursements are provided to the Named Executive Officers for this benefit.

Other Perquisites

The Company makes available executive physicals to executives, including the Named Executive Officers. Mr. Quincey received a small "green commuter allowance" while working in the United Kingdom in 2015.

Additional All Other Compensation

Tax Reimbursement

The amounts reported in the table on page 65 represent tax reimbursements for certain Named Executive Officers. All amounts for 2015 are related to business use of the Company aircraft. No Named Executive Officer is provided a tax reimbursement for personal use of aircraft, but Named Executive Officers are provided a tax reimbursement for taxes incurred when a spouse travels for business purposes. These taxes are incurred because of the Internal Revenue Service's extremely limited rules concerning business travel by spouses. It is sometimes necessary for spouses to accompany Named Executive Officers to business functions. In contrast to personal use,

the Company does not believe an employee should pay personally when travel is required or important for business purposes.

To calculate taxable income, the Standard Industry Fare Level rates set by the Internal Revenue Service are used. Where a tax reimbursement is authorized, it is calculated using the highest marginal federal tax rate, applicable state rate and Medicare rates. The rate used to calculate taxable income has no relationship to the incremental cost to the Company associated with the use of the aircraft.

Company Contributions to 401(k) and Savings Plans

The Company makes matching contributions to Named Executive Officer's accounts under the applicable Company 401(k) or savings plan on the same terms and using the same formulas as other participating employees. In 2015, Ms. Waller and Messrs. Kent, Douglas and Finan participated in The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan"). In 2015, Mr. Quincey participated in the Coca-Cola UK Stakeholder Pension Plan (the "UK Savings Plan").

The amounts reported in the table on page 65 represent the following contributions in 2015:

- Mr. Kent - $9,275 to the 401(k) Plan and $46,725 to the Supplemental 401(k) Plan.
- Ms. Waller - $9,275 to the 401(k) Plan and $39,074 to the Supplemental 401(k) Plan.
- Mr. Quincey - $61,586 to the UK Savings Plan.
- Mr. Douglas - $9,275 to the 401(k) Plan and $39,448 to the Supplemental 401(k) Plan.
- Mr. Finan - $9,275 to the 401(k) Plan and $6,267 to the Supplemental 401(k) Plan.

Life Insurance Premiums

The Company provides life insurance to U.S. based employees, including the Named Executive Officers. In 2015, this coverage was equal to the lesser of 1.5 times pay or $2 million. Mr. Quincey was provided life insurance in the United Kingdom prior to his appointment as President and Chief Operating Officer. The amounts reported in the table on page 65 represent the premiums paid for this insurance by the Company.

2015 Grants of Plan Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards							
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (l)
Muhtar Kent	02/19/2015	$ 0	$3,200,000	$9,600,000								
	02/19/2015				45,124	128,926	193,389					$ 4,904,848
	02/19/2015								644,783	$ 41.885	$ 42.11	2,830,597
Kathy N. Waller	02/19/2015	0	916,094	2,748,282								
	02/19/2015				17,455	49,871	74,807					1,897,287
	02/19/2015								249,414	41.885	42.11	1,094,927
James Quincey	02/19/2015	0	1,162,620	3,487,860								
	02/19/2015				10,143	28,979	43,469					1,102,474
	02/19/2015								144,930	41.885	42.11	636,243
	08/12/2015							72,838				2,625,446
J. Alexander M. Douglas, Jr.	02/19/2015	0	877,968	2,633,904								
	02/19/2015				16,245	46,414	69,621					1,765,770
	02/19/2015								232,122	41.885	42.11	1,019,016
	10/14/2015							66,667				2,612,013
Irial Finan	02/19/2015	0	1,332,188	3,996,564								
	02/19/2015				20,511	58,603	87,905					2,229,487
	02/19/2015								293,083	41.885	42.11	1,286,634

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive) (Columns (c), (d) and (e))

The amounts relate to the possible awards under the annual Performance Incentive Plan as described beginning on page 54. Actual payments under these awards were determined in February 2016, will be paid in March 2016 and are included in the Non-Equity Incentive Plan Compensation column (column (g)) of the 2015 Summary Compensation Table. The amounts included for Mr. Quincey reflect a prorated target annual incentive percentage based on the days worked before and after becoming President and Chief Operating Officer in August 2015.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

The awards represent PSUs granted in February 2015. The performance period for the awards is from January 1, 2015 to December 31, 2017. The awards are subject to an additional holding period through February 2019 and a relative TSR modifier. The grant date fair value is included in the Stock Awards column (column (e)) of the 2015 Summary Compensation Table. For additional details of the PSU awards granted in 2015, see the discussion beginning on page 56.

All Other Stock Awards: Number of Shares of Stock or Units (Column (i))

In August 2015, Mr. Quincey received a restricted stock unit award associated with his appointment as President and Chief Operating Officer. The award will vest 50% on August 12, 2018 and 50% on August 12, 2019, provided Mr. Quincey remains employed with the Company.

In October 2015, Mr. Douglas received a restricted stock unit award for his leadership in accelerating bottler refranchising efforts and business growth in North America and to reward and retain him for this critical work. The award will vest 100% on December 31, 2017, provided Mr. Douglas remains employed with the Company.

The grant date fair value of these awards is included in the Stock Awards column (column (e)) of the 2015 Summary Compensation Table.

All Other Option Awards and Exercise Price of Option Awards (Stock Options) (Columns (j) and (k))

The awards represent stock options granted in February 2015. These options have a term of ten years from the grant date and vest 25% on the first, second, third and fourth anniversaries of the grant date. The exercise price of stock options is the average of the high and low price of the Common Stock on the grant date.

2015 Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
Muhtar Kent	689,656[1]		$ 23.92000	02/14/2017	0[14]	$ 0	429,867[15]	$ 18,467,086
	731,706[2]		29.07250	02/20/2018				
	1,265,822[3]		25.26500	07/16/2018				
	578,704[4]		29.05475	07/16/2018				
	2,334,000[5]		21.60000	02/18/2019				
	1,211,400[6]		27.76750	02/17/2020				
	1,603,200[7]		31.99750	02/16/2021				
	1,356,522[8]	452,174[8]	34.35250	02/15/2022				
	956,175[9]	956,176[9]	37.61000	02/20/2023				
	595,533[10]	1,786,601[10]	37.20500	02/19/2024				
		644,783[11]	41.88500	02/18/2025				
Kathy N. Waller	16,920[12]		24.10500	05/29/2016	0[16]	0	78,745[17]	3,382,885
	12,632[13]		22.32750	12/17/2017				
	46,800[1]		23.92000	02/14/2017				
	23,240[2]		29.07250	02/20/2018				
	68,230[5]		21.60000	02/18/2019				
	88,400[6]		27.76750	02/17/2020				
	104,200[7]		31.99750	02/16/2021				
	88,941[8]	29,647[8]	34.35250	02/15/2022				
	59,940[9]	59,940[9]	37.61000	02/20/2023				
	57,138[10]	171,413[10]	37.20500	02/19/2024				
		249,414[11]	41.88500	02/18/2025				

Name (a)	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)* (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)* (j)
James Quincey		38,260[8]	$ 34.35250	02/15/2022	72,838[18]	$ 3,129,120	75,484[19]	$ 3,242,793
	128,486[9]	128,486[9]	37.61000	02/20/2023				
	92,029[10]	276,085[10]	37.20500	02/19/2024				
		144,930[11]	41.88500	02/18/2025				
J. Alexander M. Douglas, Jr.	27,966[1]		23.92000	02/14/2017	94,253[20]	4,049,109	130,364[21]	5,600,437
	321,950[2]		29.07250	02/20/2018				
	45,154[5]		21.60000	02/18/2019				
	271,600[6]		27.76750	02/17/2020				
	449,800[7]		31.99750	02/16/2021				
	315,654[8]	105,216[8]	34.35250	02/15/2022				
	216,933[9]	216,932[9]	37.61000	02/20/2023				
	135,112[10]	405,335[10]	37.20500	02/19/2024				
		232,122[11]	41.88500	02/18/2025				
Irial Finan	455,172[1]		23.92000	02/14/2017	0[22]	0	157,350[23]	6,759,756
	354,146[2]		29.07250	02/20/2018				
	672,268[5]		21.60000	02/18/2019				
	341,600[6]		27.76750	02/17/2020				
	374,200[7]		31.99750	02/16/2021				
	281,218[8]	93,738[8]	34.35250	02/15/2022				
	209,164[9]	209,163[9]	37.61000	02/20/2023				
	195,410[10]	586,228[10]	37.20500	02/19/2024				
		293,083[11]	41.88500	02/18/2025				

* Market value in columns (h) and (j) was determined by multiplying the number of shares of stock or units, as applicable, by $42.96, the closing price of Common Stock on December 31, 2015.

1 These options were granted on February 15, 2007. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

2 These options were granted on February 21, 2008. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

3 These options were granted on July 17, 2008. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

4 These options were granted on July 17, 2008. The options vested 100% on the fourth anniversary of the grant date.

5 These options were granted on February 19, 2009. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

6 These options were granted on February 18, 2010. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

7 These options were granted on February 17, 2011. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

8 These options were granted on February 16, 2012. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

9 These options were granted on February 21, 2013. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

10 These options were granted on February 20, 2014. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

11 These options were granted on February 19, 2015. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

12 These options were granted on May 30, 2001. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

13 These options were granted on December 18, 2002. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

14 No amounts are included with respect to the 2012-2014 or the 2013-2015 PSU programs because the threshold performance measures were not met.

15 Reflects 300,941 PSUs for the 2014-2016 PSU program at the maximum award level and 128,926 PSUs for the 2015-2017 PSU program at the target award level.

16 No amounts are included with respect to the 2012-2014 or the 2013-2015 PSU programs because the threshold performance measures were not met.

17 Reflects 28,874 PSUs for the 2014-2016 PSU program at the maximum award level and 49,871 PSUs for the 2015-2017 PSU program at the target award level.

18 Reflects 72,838 restricted stock units that will vest 50% on August 12, 2018 and 50% on August 12, 2019. No amounts are included with respect to the 2012-2014 or the 2013-2015 PSU programs because the threshold performance measures were not met.

19 Reflects 46,505 PSUs for the 2014-2016 PSU program at the maximum award level and 28,979 PSUs for the 2015-2017 PSU program at the target award level.

20 Reflects 12,539 restricted stock units issued upon satisfaction of the 2014 performance measure and 15,047 restricted stock units issued upon satisfaction of the 2015 performance measure under a 2014-2016 PSU award, and 66,667 restricted stock units that will vest on December 31, 2017. No amounts are included with respect to the 2012-2014 or the 2013-2015 PSU programs because the threshold performance measures were not met.

21 Reflects 68,276 PSUs for the 2014-2016 PSU program at the maximum award level, 46,414 PSUs for the 2015-2017 PSU program at the target award level and 15,674 PSUs for a 2014-2016 performance-based award at the target award level.

22 No amounts are included with respect to the 2012-2014 or the 2013-2015 PSU programs because the threshold performance measures were not met.

23 Reflects 98,747 PSUs for the 2014-2016 PSU program at the maximum award level and 58,603 PSUs for the 2015-2017 PSU program at the target award level.

2015 Option Exercises and Stock Vested

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Muhtar Kent	460,000	$ 10,197,150	0	$ 0
Kathy N. Waller	68,880	1,264,474	252	10,524
James Quincey	286,584	2,668,385	252	10,524
J. Alexander M. Douglas, Jr.	39,380	420,111	0	0
Irial Finan	280,000	6,050,944	0	0

Option Awards (Columns (b) and (c))

The following table provides details of the stock options exercised in 2015.

Name	Grant Date	Options Exercised	Exercise Date	Value Realized on Exercise
Mr. Kent	05/02/2005	160,000	03/02/2015	$ 3,434,400
	12/14/2005	300,000	10/22/2015	6,762,750
Ms. Waller	10/18/2000	12,000	03/12/2015	137,752
	12/14/2005	56,880	03/12/2015	1,126,722
Mr. Quincey	02/17/2011	171,800	02/24/2015	1,761,139
	02/16/2012	114,784	02/26/2015	907,246
Mr. Douglas	10/18/2000	39,380	09/28/2015	420,111
Mr. Finan	12/14/2005	280,000	11/02/2015	6,050,944

Stock Awards (Columns (d) and (e))

The following table provides details of the stock awards that vested and value realized in 2015.

Name	Grant Date	Release Date	Number of Shares	Stock Price on Release Date[1]	Value Realized on Release	Description
Ms. Waller	02/16/2012	02/17/2015	252	$ 41.76	$ 10,524	Shares underlying a one-time award of restricted stock units
Mr. Quincey	02/16/2012	02/17/2015	252	41.76	10,524	Shares underlying a one-time award of restricted stock units

1   Represents the average of the high and low prices of Common Stock on the applicable release date.

 

2015 Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Muhtar Kent	TCCC Pension Plan	27.9	$ 1,324,919	$ 0
	TCCC Supplemental Pension Plan	—[1]	38,815,986	0
Kathy N. Waller	TCCC Pension Plan	28.3	1,055,352	0
	TCCC Supplemental Pension Plan	—[1]	3,127,317	0
James Quincey	Mobile Plan	9.8	1,364,748	255
	TCCC Pension Plan	2.9[2]	76,067	0
	TCCC Supplemental Pension Plan	—[1]	222,577	0
J. Alexander M. Douglas, Jr.	TCCC Pension Plan	28.0	904,949	0
	TCCC Supplemental Pension Plan	—[1]	5,751,738	0
Irial Finan	Mobile Plan	10.9[3]	6,830,419	17,414
	TCCC Pension Plan	0.5	21,200	0
	TCCC Supplemental Pension Plan	—[1]	14,325	0

1   For each person, the same years of service apply to both the TCCC Pension Plan and the TCCC Supplemental Pension Plan, which work in tandem.

2   Mr. Quincey is not currently earning additional years of credited service. These years of service relate to a prior period of employment.

3   In July 2015, Mr. Finan stopped participating in an international service program. As a result, Mr. Finan began participating in the TCCC Pension Plan and TCCC Supplemental Pension Plan, and stopped earning benefits under the Mobile Plan.

The Company provides retirement benefits from various plans to its employees, including the Named Executive Officers. Due to the Company's global operations, it maintains different plans to address different market conditions, various legal and tax requirements and different groups of employees.

In 2015, all Named Executive Officers participated in or had a benefit under The Coca-Cola Company Pension Plan (the "TCCC Pension Plan") and The Coca-Cola Company Supplemental Pension Plan (the "TCCC Supplemental Pension Plan"). In 2015, Messrs. Quincey and Finan participated in the Mobile Employees Retirement Plan (the "Mobile Plan"). Additional details of these plans are described beginning on page 77. The table above reflects the present value of benefits accrued by each of the Named Executive Officers from the applicable plans. For Messrs. Quincey and Finan, the table above also reflects required tax payments made in 2015.

Compensation used for determining pension benefits under the TCCC Pension Plan, the TCCC Supplemental Pension Plan and the Mobile Plan generally includes only salary and short-term cash incentives. The amounts reflected for each plan represent the present value of the maximum benefit payable under the applicable plan. In some cases, the payments may be reduced for early retirement or by benefits paid by other Company-sponsored retirement plans, statutory payments or Social Security.

The Company generally does not grant additional years of benefit service, and no Named Executive Officer has been credited with additional years of benefit service.

The discount rate assumption used by the Company in calculating the present value of accumulated benefits was 4.34% for the TCCC Pension Plan and 4.28% for the TCCC Supplemental Pension Plan. Additional assumptions used by the Company in calculating the present value of accumulated benefits are incorporated herein by reference to Note 13 to the Company's consolidated financial statements in the Form 10-K. The calculations assume that the Named Executive Officer continues to live at least until the earliest age at which an unreduced benefit is payable.

The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The traditional pension benefit under the TCCC Supplemental Pension Plan is paid in the form of an annuity if the employee has reached at least age 55 with ten years of service at the time of his or her separation from the Company. Therefore, Mr. Kent is required to take the traditional pension benefit portion of his TCCC Supplemental Pension Plan benefit in the form of an annuity.

COMPENSATION

2015 Nonqualified Deferred Compensation

The following table provides information on the Named Executive Officers' participation in The Coca-Cola Company Deferred Compensation Plan (the "Deferred Compensation Plan") and the Supplemental 401(k) Plan, as applicable. These plans either allow eligible employees to defer part of their salary and annual incentive on a voluntary basis or make employees whole when the Company matching contribution is limited under the tax-qualified plan. The Company matching contribution under the Supplemental 401(k) Plan was provided at the same rate as the match in the 401(k) Plan. The Company does not match any additional voluntary deferrals.

Additional details of the Deferred Compensation Plan and the Supplemental 401(k) Plan are described on pages 78 and 79.

Name (a)	Plan Name	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Muhtar Kent	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	$ 46,725	$ 122,308	$ 0	$ 2,510,477
Kathy N. Waller	Deferred Compensation Plan	$ 0	0	(9,203)	0	359,234
	Supplemental 401(k) Plan	N/A	39,074	12,556	0	234,731
James Quincey	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
J. Alexander M. Douglas, Jr.	Deferred Compensation Plan	173,500	0	(15,949)	0	2,238,126
	Supplemental 401(k) Plan	N/A	39,448	48,462	0	974,779
Irial Finan	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	6,267	710	0	6,977

Executive Contributions in Last Fiscal Year (Column (b))

Mr. Douglas contributed to the Deferred Compensation Plan in 2015.

Registrant Contributions in Last Fiscal Year (Column (c))

All Company matching contributions shown are included in the "All Other Compensation" column of the 2015 Summary Compensation Table.

Aggregate Earnings in Last Fiscal Year (Column (d))

The earnings reflected in column (d) represent deemed investment earnings or losses from voluntary deferrals and Company contributions, as applicable. The Deferred Compensation Plan and the Supplemental 401(k) Plan do not guarantee a return on deferred amounts. For these plans, no amounts included in column (d) are reported in the 2015 Summary Compensation Table because the plans do not provide for above-market or preferential earnings.

Aggregate Balance at Last Fiscal Year-End (Column (f))

The amounts reflected in column (f) for Ms. Waller and Messrs. Kent and Douglas, with the exception of amounts reflected in columns (b), (c) and (d), if any, have been reported in prior Company proxy statements. No portion of the amount reflected in column (f) has been reported in prior Company proxy statements for Mr. Quincey because he was not a Named Executive Officer prior to 2015, and for Mr. Finan because 2015 was the first year he participated in the Supplemental 401(k) Plan.

 

PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

General

Most of the Company's plans and programs contain specific provisions detailing how payments are treated upon termination or change in control. The specific termination and change in control provisions under these plans, which are described below, apply to all participants in each plan. The termination scenarios described in this section include voluntary separation, involuntary separation, disability and death. For more information on the plans described below, see the Summary of Plans section beginning on page 77.

Change in Control

The change in control provisions in the various Company plans were adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the shareowners. Thus, the change in control provisions are designed so that employees are neither harmed nor given a windfall in the event of a change in control. The Company's plans generally provide that a change in control may occur upon (i) greater than a 20% change in ownership of the Company, (ii) a change of the majority of the Board within a two year period, and (iii) certain merger and consolidation transactions. As described below, Company equity plans include "double-trigger" change in control provisions.

The Company does not have individual change in control agreements and no tax gross-up is provided for any taxes incurred as a result of a change in control payment. The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred.

Severance Plan

All of the Named Executive Officers are covered by a Company severance pay plan (the "TCCC Severance Plan").

Termination, Death, Disability

Generally, benefits are payable under the TCCC Severance Plan when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. The maximum cash severance benefit under this plan is two years of base pay, payable as a lump sum.

Change in Control

There are no separate change in control provisions included in the TCCC Severance Plan.

Annual Incentive Plan

All of the Named Executive Officers participated in the annual Performance Incentive Plan in 2015.

Termination, Death, Disability

Generally, participants employed on December 31 are eligible to receive a cash incentive for the year, regardless of whether employment continues through the payment date. If an employee retires, dies or moves to an affiliate, he or she generally receives a prorated incentive based on actual Company performance and the portion of the year actually worked.

Change in Control

Upon a change in control, participants receive the target amount of the annual incentive after the end of the performance year. This amount is prorated if the participant leaves during the year.

Deferred Compensation Plans

All of the Named Executive Officers, except Mr. Quincey, were eligible to participate in the Deferred Compensation Plan in 2015. However, not all chose to participate.

Termination, Death, Disability

Under the Deferred Compensation Plan, employees who terminate employment after age 50 with five years of service receive payments based on elections made at the time they elected to defer compensation. Other employees receive a lump sum at termination. Individuals who are designated as "specified employees" under Section 409A of the Tax Code may not receive payments for at least six months following termination of employment to the extent the amounts were deferred after January 1, 2005. There are no enhanced benefits payable under the Deferred Compensation Plan upon a participant's death or disability.

Change in Control

Upon a change in control, any Company discretionary contributions to the Deferred Compensation Plan vest. None of the Named Executive Officers has received a Company discretionary contribution.

Equity Plans

All of the Named Executive Officers participated in the Company's equity plans in 2015.

Termination

The treatment of equity upon termination of employment depends on the reason for the termination and the employee's age and length of service at termination. The chart below details the termination provisions of the various equity award types.

Award Type	Separation Prior to Meeting Age/Service Requirement[1]	Separation After Meeting Age/Service Requirement[1]
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.
Restricted Stock/ Restricted Stock Units	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met.	Shares are forfeited unless held until the time specified in the grant and performance measures, if any, are met. Some grants vest upon meeting age and service requirements.
PSUs	All PSUs are forfeited if separation occurs prior to satisfaction of performance measures and holding requirements.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees after the results are certified.

1 The age and service requirement is generally age 60 with at least ten years of service. In 2012, the Compensation Committee approved a special equity program for employees who are at least age 50 with at least ten years of service and are involuntarily terminated. This program provides (a) that outstanding stock options held at least 12 months will not be forfeited and continue to vest according to the original vesting schedule and (b) outstanding PSUs held at least 12 months will not be forfeited and a prorated amount will be released after the results are certified. Executive officers are not eligible for this program without specific approval by the Compensation Committee. No Named Executive Officer has been made eligible for the program. Equity plans and award agreements were amended in February 2013 to apply these provisions to all grants beginning in 2013 for all eligible employees.

Death

If an employee dies, all options vest if the options have been accepted. For options granted prior to 2007, the employee's estate has 12 months from the date of death to exercise the options. For options granted in and after 2007, the employee's estate has five years from the date of death to exercise the options. Restricted stock and restricted stock units vest and are released to the employee's estate. For PSUs, if death occurs during the performance period, the employee's estate receives a cash payment equal to the value of the target number of shares. For PSUs where performance has been certified, the employee's estate receives a cash payment based on the certified results.

Disability

If an employee becomes disabled, all options become nonforfeitable, and the employee has the full original term to exercise the options. Restricted stock and restricted stock units vest and are released to the employee. For PSUs in the performance period, the employee receives shares equal to the number of shares that the employee would have earned based on actual performance after the end of the performance period. For PSUs where performance has been certified, earned shares are released within 90 days.

Change in Control

Beginning in 2015, the treatment of equity upon a change in control is governed by the 2014 Equity Plan. Awards granted prior to 2015 were governed by applicable plans and agreements. The chart below details the change in control provisions of the various equity award types if awards are assumed by the successor company. If awards are not assumed by the successor company, accelerated vesting generally occurs upon a change in control.



Award Type	Grants Prior to 2015	Grants Beginning in 2015
Stock Options	Options vest if an employee is terminated within two years following the change in control.	Options vest if an employee is terminated without cause within one year following the change in control.
Restricted Stock/ Restricted Stock Units	Shares vest if an employee is terminated within two years following the change in control.	Shares vest if an employee is terminated without cause within one year following the change in control.
PSUs	PSUs vest at the target level if an employee is terminated within two years following the change in control.	PSUs vest if an employee is terminated without cause within two years following the change in control (i) at the target level if the change in control occurs during the first half of the performance period and (ii) based on actual performance if the change in control occurs during the second half of the performance period. In each case the final payout is prorated based on time worked in the performance period.

Retirement and 401(k) Plans

Ms. Waller and Messrs. Kent, Douglas and Finan were participants in the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan and the Supplemental 401(k) Plan in 2015. Mr. Finan also participated in the Mobile Plan in 2015. Mr. Quincey participated in the UK Savings Plan and the Mobile Plan in 2015 and has a benefit under the TCCC Pension Plan and TCCC Supplemental Pension Plan related to a prior period of employment.

Termination, Death, Disability

No payments may be made under the TCCC Pension Plan or the TCCC Supplemental Pension Plan until an employee has separated from service and met eligibility requirements. Generally, no payments may be made under the 401(k) Plan, the Supplemental 401(k) Plan or the Mobile Plan until separation from service, except distributions may be taken from the 401(k) Plan after age 59½ and distributions related to mandatory tax payments may be made under the Mobile Plan, whether or not the employee has terminated employment. Payments may be made under the UK Savings Plan after age 55.

Individuals who are designated as "specified employees" under Section 409A of the Tax Code, which include the U.S. based Named Executive Officers, may not receive payments from the TCCC Supplemental Pension Plan, the Supplemental 401(k) Plan or the Mobile Plan for at least six months following termination of employment.

There are no enhanced benefits payable under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan, the Supplemental 401(k) Plan, the UK Savings Plan or the Mobile Plan, upon a participant's death or disability.

Change in Control

The TCCC Pension Plan and the TCCC Supplemental Pension Plan contain change in control provisions that affect all participants equally, including the participating Named Executive Officers. These provisions provide an enhanced benefit to vested participants for benefits accrued under the defined benefit formula if certain conditions are met, including that the employee must actually leave the Company within two years of a change in control. A change in control has no effect on the cash balance portion of the TCCC Pension Plan and there are no additional credited years of service. Upon a change in control, under the TCCC Pension Plan and the TCCC Supplemental Pension Plan, the earliest retirement age is reduced resulting in an enhanced benefit for participants who have not reached the earliest retirement age.

The 401(k) Plan, the Supplemental 401(k) Plan, the Mobile Plan and the UK Savings Plan do not have special provisions for change in control.

Quantification of Payments upon Termination or Change in Control

The following table and footnotes describe the potential payments to the Named Executive Officers upon termination of employment or a change in control of the Company as of December 31, 2015.

The table does not include:

* compensation or benefits previously earned by the Named Executive Officers or equity awards that are fully vested;

* the value of pension benefits that are disclosed in the 2015 Pension Benefits table beginning on page 71, except for any pension enhancement triggered by the event, if applicable;

* the amounts payable under deferred compensation plans that are disclosed in the 2015 Nonqualified Deferred Compensation Plan table on page 72; or

* the value of any benefits (such as retiree health coverage, life insurance and disability coverage) provided on the same basis to substantially all other employees in the country in which the Named Executive Officer works.

	Voluntary Separation (a)	Involuntary Separation (b)	Death (c)	Disability (d)	Change in Control (e)
Mr. Kent					
Severance Payments	$ 0	$ 3,200,000	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	3,200,000
Stock Options[2]	19,289,518	19,289,518	19,982,660	19,982,660	19,982,660
PSUs and Restricted Stock/Units[3]	0	0	22,573,375	0	18,880,920
Pension Enhancement	0	0	0	0	0
TOTAL	19,289,518	22,489,518	42,556,035	19,982,660	42,063,580
Ms. Waller					
Severance Payments	0	1,465,750	0	0	0
Annual Incentive[1]	0	0	0	0	916,094
Stock Options[2]	0	1,307,161	1,830,467	1,830,467	1,830,467
PSUs and Restricted Stock/Units[3]	0	0	4,154,447	0	2,726,156
Pension Enhancement	0	0	0	0	0
TOTAL	0	2,772,911	5,984,914	1,830,467	5,472,717
Mr. Quincey					
Severance Payments	0	1,800,000	0	0	0
Annual Incentive[1]	0	0	0	0	1,162,620
Stock Options[2]	0	2,276,269	2,761,392	2,761,392	2,761,392
PSUs and Restricted Stock/Units[3]	0	0	7,231,328	3,129,120	6,401,384
Pension Enhancement[4]	0	0	0	0	91,845
TOTAL	0	4,076,269	9,992,720	5,890,512	10,417,241
Mr. Douglas					
Severance Payments	0	1,404,748	0	0	0
Annual Incentive[1]	0	0	0	0	877,968
Stock Options[2]	0	3,493,289	4,648,467	4,648,467	4,648,467
PSUs and Restricted Stock/Units[3]	0	0	10,608,070	3,402,690	9,278,759
Pension Enhancement[4]	0	0	0	0	1,170,758
TOTAL	0	4,898,037	15,256,537	8,051,157	15,975,952
Mr. Finan					
Severance Payments	0	1,776,250	0	0	0
Annual Incentive[1]	0	0	0	0	1,332,188
Stock Options[2]	0	4,492,764	5,614,678	5,614,678	5,614,678
PSUs and Restricted Stock/Units[3]	0	0	7,186,650	0	5,508,245
Pension Enhancement	0	0	0	0	0
TOTAL	0	6,269,014	12,801,328	5,614,678	12,455,111

1 Except for Change in Control, no amounts are included for the Performance Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether the event occurred. Upon a change in control, the target annual incentive amount is guaranteed.

2 Represents the intrinsic value of the acceleration of vesting of any stock options that vest upon the event. Intrinsic value is the difference between the exercise price of the stock option and the closing price of Common Stock, which was $42.96 on December 31, 2015.

3 No amounts are included for the 2013-2015, 2014-2016 and 2015-2017 PSU programs for Voluntary Separation, Involuntary Separation and Disability because the PSUs remain subject to performance requirements even after the event. See page 58 for the status of these PSU programs.

4 For Messrs. Quincey and Douglas, represents the value of a more favorable early retirement subsidy in the event of a change in control and subsequent termination. No other Named Executive Officer would receive a pension enhancement upon a change in control.

Voluntary Separation (Column (a))

Amounts are included under "Stock Options" for Mr. Kent because he has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Ms. Waller and Messrs. Quincey, Douglas and Finan have not satisfied the age and service requirement for acceleration of any equity awards and therefore, no additional payments would be triggered upon voluntary separation.

Involuntary Termination (Column (b))

Amounts are included under "Stock Options" for Mr. Kent because he has satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Amounts are included under "Stock Options" for Ms. Waller and Messrs. Quincey, Douglas and Finan because involuntary termination triggers continued vesting of equity awards granted beginning in 2013 after the age and service requirement has been met.



Death (Column (c))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" because death triggers acceleration of vesting of certain equity awards. The amounts for "PSUs and Restricted Stock/Units" reflect (i) the value of the target number of shares granted under the 2013-2015, 2014-2016 and 2015-2017 PSU programs, (ii) for Ms. Waller, the value of the target number of shares granted under a separate PSU award, (iii) for Mr. Quincey, the value of time-based restricted stock units and (iv) for Mr. Douglas, the value of shares granted under a separate PSU award and the value of time-based restricted stock units.

Disability (Column (d))

Amounts are included under "Stock Options" because disability triggers acceleration of vesting or continued vesting of certain equity awards. The amounts for "PSUs and Restricted Stock/Units" reflect (i) for Mr. Quincey, the value of time-based restricted stock units and (ii) for Mr. Douglas, the value of shares granted under a separate

PSU award where performance has already been certified and the value of time-based restricted stock units.

Change in Control (Column (e))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock/Units" for all Named Executive Officers because a change in control triggers acceleration of vesting of certain equity awards. Since equity awards have double-trigger change in control provisions, the table above assumes that both a change in control and a subsequent termination of employment has occurred. The amounts for "PSUs and Restricted Stock/Units" reflect (i) the value of the target number of shares granted under the 2013-2015, 2014-2016 and 2015-2017 PSU programs, but with respect to the 2015-2017 PSUs, prorated for one year of the performance period, (ii) for Ms. Waller, the value of the target number of shares granted under a separate PSU award, (iii) for Mr. Quincey, the value of time-based restricted stock units and (iv) for Mr. Douglas, the value of shares granted under a separate PSU award and the value of time-based restricted stock units.

SUMMARY OF PLANS

The following section provides information on Company-sponsored plans in which the Named Executive Officers participate that are noted in the Compensation Discussion and Analysis or the Compensation Tables.

Retirement Plans – Pension

TCCC Pension Plan. The TCCC Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. non-union employees of the Company and its participating subsidiaries. A participant's benefit formula in the TCCC Pension Plan is dependent on when the participant was hired and whether they were employed by Coca-Cola Enterprises Inc. ("CCE") before the Company's acquisition of CCE's North American operations in 2010. The information below summarizes the provisions applicable to employees, including the participating Named Executive Officers, who were hired by the Company or its subsidiaries prior to 2010. There are no special or enhanced pension plans for the Named Executive Officers.

Vesting. For employees hired prior to January 1, 2010, the benefit vests after completing three years of service or attaining age 60 with one year of service.

Benefit Formula. Prior to 2010, all pension benefits were based on a percentage of the employee's final average compensation (the five highest consecutive years out of the last 11) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service. Effective January 1, 2010, participants began accruing a pension benefit under a new cash balance formula (known as the Part B benefit). Participants employed as of December 31, 2009 retained the pension benefit they accrued under the prior benefit calculation formula through December 31, 2009 (known as the Part A

benefit) and were eligible for one or more special transition benefits. As a result, beginning in 2010, a participant's benefit was potentially based on two formulas, Part A (prior benefit calculation formula) plus Part B (new cash balance formula). Under the cash balance formula, the Company makes an annual pay credit allocation to each active participant's account on December 31, ranging from 3% to 8% of compensation, based on the participant's age. In addition, on December 31 of each year, the Company makes an annual interest credit allocation based on the value of the participant's account as of January 1 of the same year. Employees hired or rehired on or after January 1, 2012 accrue a pension benefit based on a different cash balance formula than described above.

The term "compensation" for determining the pension benefit generally includes salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, PSUs, restricted stock or restricted stock units. It also excludes deferred compensation and any extraordinary payments related to hiring or termination of employment.

Payment of Benefits. When benefits become payable upon separation from service, participants may choose between an annuity or a lump sum option. The TCCC Pension Plan provides for payment of a reduced benefit prior to normal retirement age and/or the current cash balance amount, as applicable.

Limitations on Benefits. In 2015, a participant could receive no more than $210,000 annually from the TCCC Pension Plan and no compensation in excess of $265,000 per year could be taken into account for calculating benefits under the TCCC Pension Plan.

TCCC Supplemental Pension Plan. Supplemental pension plans make employees whole when the Tax Code limits the benefit that otherwise would accrue under the applicable pension plan. The TCCC Supplemental Pension Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. Otherwise, electing to defer would reduce an employee's retirement benefits.

Vesting. Vesting and benefits under the TCCC Supplemental Pension Plan are calculated generally in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be paid from the TCCC Pension Plan.

Payment of Benefits. Benefits become payable upon separation from service. The form of payment is dictated by the terms of the plan and the participant's age and years of service at the time of separation. The cash balance portion of the TCCC Supplemental Pension Plan is payable in a lump sum. The traditional pension benefit portion is paid as an annuity if the participant separates on or after the earliest retirement date (generally, age 55 with ten years of service). Otherwise, the traditional pension benefit portion is paid as a lump sum.

Mobile Plan. The Mobile Plan provides a retirement benefit to globally mobile associates. The Mobile Plan applies on the same terms to the general population of international service associates worldwide. Under the Mobile Plan, a globally mobile associate's account is credited with a monthly percentage of pay ("pay credit") and a defined rate of return ("interest credit"). The pay credit is generally 10% of pay, less any benefits provided by local retirement plans. Both pay credits and interest credits are immediately vested. A participant will continue to receive monthly interest credits for as long as participation in the plan continues, even if the associate is no longer on a global assignment. International service associates who participated in The Coca-Cola Export Corporation Overseas Retirement Plan (the "Overseas Plan") or The Coca-Cola Export Corporation International Thrift Plan (the "International Thrift Plan") were transitioned to the Mobile Plan as of December 31, 2011. Benefits accrued under the Overseas Plan and the International Thrift Plan were converted to an opening balance in the Mobile Plan as part of the transition.

Retirement Plans – 401(k) and Savings Plans

401(k) Plan. The 401(k) Plan is a broad-based tax-qualified defined contribution plan for most U.S. non-union employees of the Company. The Company matches participant contributions up to a maximum of 3.5% of the participant's compensation or the amount allowable under the limits imposed under the Tax Code, whichever is lower. The Company's matching contribution is initially invested in Common Stock, but participants may move the contribution to any other available investment option. Employees become 100% vested in Company matching contributions after two years. For 2015, compensation over $265,000 may not be taken into account under the 401(k) Plan.

Supplemental 401(k) Plan. The Supplemental 401(k) Plan makes employees whole when the Tax Code limits the Company matching contributions that otherwise would be credited to them under the 401(k) Plan. The Supplemental 401(k) Plan also operates to keep employees whole when they defer part of their salary or annual incentive under the Deferred Compensation Plan. The Company credits the employee with the Company matching contributions in hypothetical share units of Common Stock. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service.

Participants are immediately vested in their benefit. Employees are not permitted to make contributions to the Supplemental 401(k) Plan.

UK Savings Plan. The UK Savings Plan is a broad-based registered defined contribution plan in which the majority of employees in the United Kingdom participate. Plan participants must contribute a minimum of 2% of pensionable salary on which the Company contributes 2.5 times the employee's contribution up to a maximum Company contribution of 15% of the participant's pensionable salary. There are no limits to the amount of contributions that employees can make to their pension account, however, tax effectiveness of contributions is limited by both a lifetime allowance as well as an annual allowance. These amounts have changed frequently over recent years and continue to be subject to change. For the 2014/2015 tax year, the annual allowance was £40,000 and the lifetime allowance was £1.25 million. The plan has a number of investment options made available to the participants as well as a default investment fund. Under the plan, normal retirement age is 65 and benefits can be drawn from after an employee is 55 years old.

Incentive Plans

Annual Incentive Plan. The Company maintains the Performance Incentive Plan for employees above a specified grade level. The Performance Incentive Plan provides an annual cash payment based on predetermined performance measures. The Compensation Committee may designate one or more performance measures from the list contained in the plan. Target annual incentives are established for each participant. Payments are generally made in March in the year following the applicable performance year. No participant may receive an annual payment greater than

$10 million. The Performance Incentive Plan is designed to satisfy the requirements of Section 162(m) of the Tax Code. See pages 54 and 81 for additional information about the Performance Incentive Plan.

Long-Term Incentive Plans. The Company maintains long-term incentive plans for employees above a specified grade level. The following types of awards may be granted under the plans, as designated by the Compensation Committee: (i) stock options, (ii) PSUs, (iii) restricted stock and restricted stock units, (iv) other performance awards, including performance cash awards and qualified performance-based awards under Section 162(m) of the Tax Code, payable in cash or Common Stock, (v) stock appreciation rights ("SARs") and (vi) other stock-based awards. The Company currently has outstanding awards of stock options, PSUs, restricted stock and restricted stock units and performance cash awards, which are described below. See page 56 for additional information about long-term incentive compensation.

Stock Options. Stock options give the holder the right to purchase shares of Common Stock at a specified price during specified time periods. The exercise price of an option may not be less than the fair market value of the Common Stock on the date of grant. The fair market value is the average of the high and low prices of Common Stock on the grant date. In certain foreign jurisdictions, the law requires additional restrictions on the calculation of the option price. The grants provide that stock options generally may not be exercised during the first 12 months after the grant date. Generally, options vest 25% on the first, second, third and fourth anniversaries of the grant date and have a term of ten years. The Company's current compensation programs include stock options as part of the annual long-term equity compensation awards made to eligible employees.

Performance Share Units. PSUs provide an opportunity for employees to receive Common Stock if specified performance measures are met for a predefined performance period. PSUs generally are subject to an additional holding period. The Company's current compensation programs include PSUs as part of the annual long-term equity compensation awards made to eligible employees.

Restricted Stock and Restricted Stock Units. Restricted stock awards may be performance-based or time-based. Shares of stock are granted and transferred into the employee's name. Shares remain subject to forfeiture until the shares are released under the terms of the awards. Restricted stock unit awards may be performance-based or time-based and are settled in stock when all required criteria are met. Employees may or may not receive dividend equivalents during the term. Restricted stock units are not part of the annual long-term equity compensation awards made to eligible employees but may be awarded for limited purposes.

Performance Cash Awards. Performance cash awards provide an opportunity for employees to receive a cash award if specified performance measures are met for a predefined performance period. Performance cash awards generally are subject to an additional holding period. In connection with the Equity Stewardship Guidelines, beginning in 2015, performance cash awards have been incorporated into the annual long-term incentive program for eligible employees. Employees who receive performance cash awards do not receive equity awards as part of the annual long-term incentive program. No Named Executive Officers received performance cash awards.

Other Awards. While the 2014 Equity Plan provides the Compensation Committee discretion to grant different types of equity awards, including SARs and other stock-based awards such as unrestricted shares, no such awards have been or plan to be granted.

Other Plans

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified and unfunded deferred compensation program offered to approximately 1,000 U.S. based Company employees in 2015. International service associates do not participate in the Deferred Compensation Plan. Eligible participants may defer up to 80% of base salary and up to 95% of their annual incentive. The Company has the benefit of full unrestricted use of all amounts deferred under the Deferred Compensation Plan until such amounts are required to be distributed to the plan participants. Gains and losses are credited based on the participant's election of a variety of deemed investment choices. The Company does not match any employee deferral or guarantee a return. Participants' accounts may or may not appreciate and may depreciate depending on the performance of their deemed investment choices. None of the deemed investment choices provide returns at above-market or preferential rates. All deferrals are paid out in cash upon distribution. Participants may schedule a distribution during employment or may opt to receive their balance after separation from service. Participants who are considered "specified employees" under Section 409A of the Tax Code (generally, the top 50 highest paid executives) may not receive a post-termination distribution for at least six months following separation. On occasion, the Company may provide a one-time credit to make up for benefits lost under various circumstances, such as benefits lost at a prior employer. The Company has not provided any such credits for any of the Named Executive Officers.

International Service Programs. International service program benefits generally include relocation expenses, a housing allowance (including certain housing expenses), a cost of living adjustment (a cash adjustment designed to provide equivalent purchasing power), certain cash allowances recognizing differences in living conditions in the host location, a home leave allowance and currency protection. The programs also provide tax preparation services and tax equalization, where applicable. There are approximately 650 participants in these programs.

TCCC Severance Plan. The TCCC Severance Plan provides cash severance benefits to eligible employees who are involuntarily terminated. Eligible employees include regular, non-union, non-manufacturing U.S. employees and international service associates. Generally, benefits are payable when an employee is terminated involuntarily due to specific circumstances such as an internal reorganization or position elimination. Benefits are not payable if the employee is offered a comparable position with the Company or its affiliates, is terminated for cause or has entered into a separate agreement. The benefit payable is determined based on job grade level, salary and/or length of service. The minimum benefit is eight weeks of base pay and the maximum benefit is two years of base pay.

EQUITY COMPENSATION PLAN INFORMATION

All numbers in the below table are as of December 31, 2015.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	280,347,127[1]	$ 32.45[2]	474,604,234[3]
Equity Compensation Plans Not Approved by Security Holders	0	N/A	0
TOTAL	**280,347,127**		**474,604,234**

1   Includes 265,470,068 shares issuable pursuant to outstanding options under the 2014 Equity Plan, The Coca-Cola Company 1999 Stock Option Plan, The Coca-Cola Company 2002 Stock Option Plan and 2008 Stock Option Plan. The weighted-average exercise price of such options is $32.51. Also includes 13,889,875 full-value awards of shares outstanding under the 2014 Equity Plan, 1989 Restricted Stock Award Plan and The Coca-Cola Company 1983 Restricted Stock Award Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. In connection with the acquisition of CCE's former North America business ("CCE Transaction"), certain outstanding awards relating to CCE common stock granted under shareowner-approved CCE equity incentive plans were replaced with awards relating to the Company's Common Stock. As a result, the table above includes 987,184 shares issuable pursuant to outstanding options under the following CCE equity incentive plans which were assumed by the Company in connection with the CCE Transaction: Coca-Cola Enterprises Inc. 2004 Stock Award Plan and Coca-Cola Enterprises Inc. 2007 Incentive Award Plan. The weighted-average exercise price of such options is $16.26.

2   The weighted-average term of the outstanding options is 5.55 years.

3   Includes 471,634,979 shares that may be issued pursuant to future awards under the 2014 Equity Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The 2014 Equity Plan uses a fungible share pool under which each share issued pursuant to an option reduces the number of shares available by one share, and each share issued pursuant to awards other than options reduces the number of shares available by five shares. See "Long-Term Incentive Compensation" beginning on page 56 for more information, including the Equity Stewardship Guidelines, which include a burn rate commitment. With this burn rate commitment, over the 2014 Equity Plan's ten-year term, the maximum number of shares that may be used is estimated at 200,000,000 (based on Common Stock outstanding decreasing by 1% each year). Also includes, 2,732,413 options which may be issued pursuant to future awards under The Coca-Cola Company 1999 Stock Option Plan and 2008 Stock Option Plan and 236,842 shares of Common Stock that may be issued pursuant to the 1989 Restricted Stock Award Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The maximum term of the options is ten years.

Share units credited under the Supplemental 401(k) Plan and the Directors' Plan are not included in the table above since payouts under those plans are in cash.

The Company or applicable subsidiary provides a matching contribution in Common Stock under various plans throughout the world. No shares are issued by the Company under any of these plans and therefore these plans are not included in the table above. Shares are purchased on the open market by a third-party trustee. These plans are exempt from the shareowner approval requirements of the NYSE. These plans are as follows:

401(k) and Savings Plans (U.S.). There are several 401(k) and savings plans in the U.S. that include a Company matching contribution component, including the Company's primary plan, the 401(k) Plan. Beginning January 1, 2012, under the 401(k) Plan, the Company matches employee contributions up to a maximum of 3.5% of an employee's compensation, subject to limits imposed by the Tax Code. Employees vest in the matching contributions over two years. Generally, employees may not withdraw the matching contributions until termination of employment. The other 401(k) and savings plans that include a Common Stock matching contribution component match employee contributions up to a maximum of between 3% to 6% of an employee's compensation, subject to limits imposed by the Tax Code, include vesting provisions of between two and three years and have similar withdrawal restrictions as the 401(k) Plan.

The Coca-Cola Export Corporation Employee Share Savings Scheme (UK). The company matches employee contributions to a maximum of £1,500 per year. The employee is vested in the matching contributions once a month when matching shares of Common Stock are purchased. However, the matching shares of Common Stock may not be withdrawn before a five-year holding period without adverse tax consequences.

Employees' Savings and Share Ownership Plan of Coca-Cola Ltd. (Canada). After completing 12 months of employment and a specified minimum hours of service, the company matches 50% of an employee's contributions of 2% to 3.5% of eligible earnings, based on an employee's date of employment. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until termination of employment.

Employee Savings and Investment Plan of Coca-Cola Refreshments Canada Company (Canada). After one year of employment and a specified minimum hours worked, the company matches 50% of a full-time employee's contributions of 2% to 6% (union) or 2% to 7% (non-union) of eligible earnings, up to a maximum of 3% or 3.5%, as applicable. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until termination of employment.

Employee Stockholding Program (Japan). The employee must be employed for at least three years in order to participate and the company matches contributions up to 1.8% of an employee's annual base salary. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn until the employee terminates from the company or if the employee requests to terminate from the plan. Specific regulations apply for cases when employees request to terminate from the plan.

Share Savings Plan (Denmark). The company matches contributions up to 3% of an employee's salary. The employee is immediately vested in the matching contributions. However, the matching contributions may not be withdrawn for five years without tax liability.

The Company also sponsors employee share purchase plans in several jurisdictions outside the U.S. The Company does not grant or issue Common Stock pursuant to these plans, but does facilitate the acquisition of Common Stock by employees in a cost-efficient manner. These plans are not equity compensation plans.

ITEM 3 - APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE INCENTIVE PLAN OF THE COCA-COLA COMPANY TO PERMIT THE TAX DEDUCTIBILITY OF CERTAIN AWARDS



✹ **What am I voting on?**

Shareowners are being asked to approve the material terms of the Performance Incentive Plan to permit the tax deductibility of certain awards under Section 162(m) of the Tax Code. Section 162(m) allows us to deduct certain compensation if shareowners have approved the material terms of the plan no less frequently than every five years. Shareowners last approved the material terms of the Performance Incentive Plan in 2011.

✹ **Voting recommendation:**

FOR the proposal to approve the material terms of the Performance Incentive Plan to permit the tax deductibility of certain awards.

We are asking for your approval of the material terms of the Performance Incentive Plan to permit the Company to continue to grant awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Tax Code. The Performance Incentive Plan provides for annual incentive awards to participating employees, including the Company's executive officers. The purpose of the Performance Incentive Plan is to promote the interests of the Company by providing additional incentive for employees who contribute to the improvement of operating results of the Company and to reward outstanding performance on the part of those individuals whose decisions and actions most significantly affect the growth and profitability and efficient operation of the Company.

In 2011, shareowners last approved the material terms of the Performance Incentive Plan for purposes of Section 162(m). Effective February 17, 2016, an amended and restated Performance Incentive Plan was adopted by the Compensation Committee to (i) update the list of performance criteria available for future grants of performance-based awards by removing from the list performance criteria that is no longer intended to be used, (ii) decrease the maximum award limit for any performance period from $12 million to $10 million and (iii) amend the plan, including certain definitions, to use consistent language across compensation plans and to update and clarify when an eligible employee may receive a pro rata annual incentive award. The amendments to the Performance Incentive Plan did not impact the requirements for employees to be eligible to receive awards under the plan.

In addition to this proposal, we encourage you to read the Annual Incentive Compensation section of the Compensation Discussion and Analysis starting on page 54 for additional information about the Performance Incentive Plan, including to learn about changes to the annual incentive program for executive officers effective in 2015 and 2016.

Impact of Section 162(m)

Section 162(m) of the Tax Code limits the deductibility of compensation of "covered employees" to $1 million per year unless the compensation qualifies as "performance-based." "Covered employees" includes our Chief Executive Officer and the three other most highly compensated executive officers, other than the Chief Financial Officer, at the end of each calendar year. Cash incentive compensation can be deductible if the following four conditions are met:

✹ the compensation is payable on the attainment of one or more pre-established, objective performance criteria;

✹ the performance criteria are established by a committee that is comprised solely of two or more outside directors;

✹ the material terms of the compensation and performance criteria are disclosed to and approved by shareowners before payment; and

✹ the committee that established the performance criteria certifies that the performance criteria have been satisfied before payment.

COMPENSATION

COMPENSATION

Item 3 - Approval of the Material Terms of the Performance Incentive Plan of The Coca-Cola Company to Permit the Tax Deductibility of Certain Awards

We are requesting shareowner approval in order to meet the third requirement listed above. Treasury Regulations under Section 162(m) specify that the material terms are (i) who is eligible to participate in the plan, (ii) the business criteria on which the performance goals will be based and (iii) the maximum award payable to any participant.

Summary of the Material Terms Required to be Approved

Below is a summary of the material terms of the Performance Incentive Plan required to be approved by our shareowners under Section 162(m). This summary does not purport to be a complete description of all of the provisions of the Performance Incentive Plan and is qualified in its entirety by reference to the specific provisions of the Performance Incentive Plan. A copy of the Performance Incentive Plan is available on our website at *www.coca-colacompany.com/investors/annual-meeting-of-shareowners* and the SEC website at *www.sec.gov*, where it is an appendix to the electronic version of this proxy statement. We will provide shareowners with a copy of the Performance Incentive Plan without charge if you call Shareowner Services at (404) 676-2777. You can also receive a copy by sending a request by regular mail to The Coca-Cola Company, Shareowner Services, P.O. Box 1734, Atlanta, Georgia 30301, by e-mail to *shareownerservices@coca-cola.com* or by fax to (404) 676-8409.

Eligibility

The Compensation Committee (for senior executives) and the Management Committee (for other employees) designate which employees or categories of employees are eligible for participation in the Performance Incentive Plan. All executive officers are eligible for the Performance Incentive Plan. In addition, salaried employees of a specified minimum job grade are designated to participate in the Performance Incentive Plan. Generally, this includes middle-level and higher professional employees. In 2015, approximately 14,500 employees were eligible to participate in the Performance Incentive Plan.

Business Criteria upon which Performance Goals may be Based

Determination of Performance Criteria and Performance Goals. No later than 90 days after the beginning of the year, the Compensation Committee will determine the target award for each participant or category of participant. This is typically specified as a percentage of base salary. In addition, the Compensation Committee will determine the formula under which awards will be determined, choose one or more performance criteria to be applied, and set the performance goals for each of the criteria. When the Compensation Committee sets the performance goals, the Compensation Committee may take into account any extraordinary or one-time or other nonrecurring items or any events, transactions or other circumstances that the Compensation Committee deems relevant in light of the nature of the performance goals set or the assumptions made by the Compensation Committee regarding such goals.

The performance goals will be objectively measurable and will be based upon the achievement of a specified percentage or level in one or more, or combination of performance criteria, subject to any objectively verifiable adjustment(s) permitted and pre-determined by the Compensation Committee in accordance with Section 162(m).

Performance Criteria. The Compensation Committee may choose one or more of the following performance criteria for covered employees.

* increase in shareowner value
* earnings per share
* stock price
* net income
* return on assets
* return on shareowners' equity
* increase in cash flow
* operating profit or operating margins
* revenue growth of the Company
* operating expenses
* economic profit
* return on capital
* return on invested capital
* earnings before interest, taxes, depreciation and amortization
* unit case volume
* operating income
* value share of nonalcoholic ready-to-drink segment
* volume share of nonalcoholic ready-to-drink segment
* net revenue
* gross profit
* profit before tax
* number of transactions (number of physical packages sold)
* productivity

Any of the performance criteria can be applied on an absolute basis or on a relative basis (such as relative to a peer group or industry index) and may be calculated for a single year or calculated on a compound basis over multiple years.

Determination and Payment of Awards. After the end of the year, the Compensation Committee will review the performance against the pre-established performance goals. The Compensation Committee will certify the extent, if any, to which the performance measures have been met. The Compensation Committee (for senior executives) and the Management Committee (for other employees) may also review the individual's performance and may decrease or increase the award in their discretion. However, if any amount of the award is based upon criteria other than objective performance criteria, the excess will not be performance-based compensation under Section 162(m).

COMPENSATION

Item 3 - Approval of the Material Terms of the Performance Incentive Plan of The Coca-Cola Company to Permit the Tax Deductibility of Certain Awards

Limitation of Awards

No participant may receive an award greater than $10 million for any year.

Estimate of Benefits

The amount of annual incentive compensation to be paid under the Performance Incentive Plan depends on Company performance, individual performance and the discretion of the Compensation Committee. Accordingly, the amount of annual incentive compensation to be paid under the Performance Incentive Plan for 2016 is not currently determinable. For executive officers (including the Named Executive Officers), the target incentive awards under the Performance Incentive Plan for 2016 range from 75% to 200% of base salary, or approximately $400,000 to $3.2 million. The target incentive awards under the Performance Incentive Plan for 2016 for other employees are based on a percentage of their base salary. No amounts under the Performance Incentive Plan are payable to Directors of the Company who are not also Company employees. For 2016, approximately 13,900 employees are eligible to participate in the Performance Incentive Plan. The following chart sets forth the target incentive awards under the Performance Incentive Plan for 2016 for the Named Executive Officers.

Name	Target Incentive Percentage	Target Incentive Amount
Mr. Kent	200%	$ 3,200,000
Ms. Waller	125%	943,576
Mr. Quincey	175%	1,630,125
Mr. Douglas	125%	904,306
Mr. Finan	150%	1,372,154

The annual incentive awards paid to the Named Executive Officers for 2015 under the Performance Incentive Plan are set forth in the 2015 Summary Compensation Table on page 63 and are described in the Compensation Discussion and Analysis section beginning on page 47. The annual incentive awards for all executive officers (including the Named Executive Officers) for 2015 were approximately $19.3 million. The average annual incentive award for all eligible employees (excluding executive officers) for 2015 was approximately $30,000.

Other Information

The Performance Incentive Plan is administered by the Compensation Committee, which is also authorized to appoint a Management Committee to assist in the administration of the Performance Incentive Plan. The Compensation Committee selects senior executive participants, sets the performance criteria and targets, and makes all decisions with respect to executives governed by the Compensation Committee. The Management Committee makes decisions with respect to other employees and may handle other administrative items.

This proposal will be approved upon the affirmative vote of a majority of the votes cast by holders of shares of Common Stock voting in person or by proxy at the meeting. If shareowners approve the material terms of the Performance Incentive Plan for participants who are expected to be covered employees, these terms may remain in effect without further shareowner approval until the Annual Meeting of Shareowners in 2021. However, the Board or the Compensation Committee may amend the Performance Incentive Plan, including the

material terms of the performance goals for participants other than covered employees, without shareowner approval. If the material terms of the Performance Incentive Plan for covered employees are not approved by the shareowners, the Performance Incentive Plan will remain in full force and effect, but we may be unable to deduct for federal income tax purposes awards to covered employees. Further, the Compensation Committee retains authority to develop and implement alternate means of fairly compensating executive officers, including the covered employees, whether or not the material terms of the Performance Incentive Plan performance goals are approved.

The Board of Directors recommends a vote FOR the proposal to approve the material terms of the Performance Incentive Plan of The Coca-Cola Company to permit the tax deductibility of certain awards.

AUDIT MATTERS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee operates under a written charter adopted by the Board that outlines its responsibilities and the practices it follows. You can view the charter on the Company's website, *www.coca-colacompany.com*, by clicking on "Investors," then "Corporate Governance," then "Board Committees & Charters." The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends changes to the Board to reflect the evolving role of the Audit Committee.

The Audit Committee is composed of non-employee Directors who meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. The Board has designated Evan G. Greenberg as the "Audit Committee financial expert."

Primary Responsibilities and 2015 Actions

The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements. The Audit Committee oversees the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of the Company's internal audit function and the independent auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs. The Audit Committee also oversees the Company's enterprise risk management ("ERM") program and has direct oversight over certain risks within the ERM framework. In addition, the Audit Committee participates in educational sessions developed by management, at the request of the Audit Committee, on areas of the Company's operations.

In 2015, the Audit Committee held 11 meetings. Meeting agendas are established by the Audit Committee's Chair and the Chief of Internal Audit. During 2015, among other things, the Audit Committee:

✳ Met with the senior members of the Company's financial management team at each regularly scheduled meeting.

✳ Held separate private sessions, during its regularly scheduled meetings, with each of the Company's General Counsel, the independent auditors, and the Chief of Internal Audit, at which candid discussions regarding financial management, legal, accounting, auditing and internal control issues took place.

✳ Continued its long-standing practice of having independent legal counsel, who regularly attends committee meetings.

✳ Met with the chief ethics and compliance officer to discuss the effectiveness of the Company's compliance program and regularly received status reports of compliance issues.

✳ Received periodic updates on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal control over financial reporting.

✳ Discussed with the independent auditors the Company's internal control assessment process, management's assessment with respect thereto and the independent auditors' evaluation of the Company's system of internal control over financial reporting.

✳ Reviewed and discussed with management and the independent auditors the Company's earnings releases and quarterly and annual reports on Form 10-Q and Form 10-K prior to filing with the SEC.

✳ Reviewed the Company's internal audit plan and the performance of the Company's internal audit function.

✳ Reviewed with senior members of the Company's financial management team, the independent auditors and the Chief of Internal Audit, the overall audit scope and plans, the results of internal and external audits, evaluations by management and the independent auditors of the Company's internal controls over financial reporting and the quality of the Company's financial reporting.

✳ Reviewed with management, including the Chief of Internal Audit and General Counsel, and the independent auditors, significant risks and exposures identified by management, the overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality, safety, environmental assurance and information technology security programs.

✳ Received regular updates from management and discussed the Company's productivity and reinvestment program.

 

* Participated, with representatives of management and of the independent auditors, in educational sessions about topics requested by the Committee, including (i) governance of the Company's information technology environment, including oversight of IT platforms and cybersecurity, (ii) supply chain and supplier operations, (iii) quality and safety programs and related risk oversight, (iv) ethics and compliance governance and investigative processes, (v) governance of the Company's local statutory financial statement processes and (vi) the Company's finance department structure.

Oversight of Independent Auditors

The Audit Committee engaged Ernst & Young LLP as our independent auditors for the year ended December 31, 2015. In its meetings with representatives of the independent auditors, the Audit Committee asks them to address, and discusses their responses to, several questions that the Audit Committee believes are particularly relevant to its oversight.

These questions include:

* Are there any significant accounting judgments or estimates made by management in preparing the financial statements that would have been made differently had the independent auditors prepared and been responsible for the financial statements?

* Based on the independent auditors' experience, and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

* Based on the independent auditors' experience, and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that using these questions to help focus its discussions with the independent auditors promotes a more meaningful dialogue that provides a basis for its oversight judgments.

The Audit Committee also discussed with the independent auditors those matters required to be discussed by the auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent auditors' communication with the Audit Committee concerning independence, and has discussed with the independent auditors their independence. The Audit Committee considered with the independent auditors whether the provision of non-audit services provided by them to the Company during 2015 was compatible with their independence.

2015 Audited Financial Statements

In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements and other reports, and of the independent auditors, who are engaged to audit and report on the consolidated financial statements of the Company and subsidiaries and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and the independent auditors the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant accounting judgments and estimates, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations and reviewed certifications prepared by the Chairman and Chief Executive Officer and the Chief Financial Officer that the unaudited quarterly and audited consolidated financial statements of the Company fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, and have expressed to both management and the auditors their general preference for conservative policies when a range of accounting options is available.

In reliance on these reviews and discussions, and the reports of the independent auditors, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, for filing with the SEC.

Evan G. Greenberg, Chair
Ronald W. Allen
Marc Bolland
David B. Weinberg

AUDIT MATTERS

ITEM 4 - RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS



✴ **What am I voting on?**

Shareowners are being asked to ratify the appointment of Ernst & Young LLP, a registered public accounting firm, to serve as the Company's Independent Auditors for the fiscal year ending December 31, 2016. Although the Audit Committee has the sole authority to appoint the independent auditors, as a matter of good corporate governance, the Board submits its selection of the independent auditors to our shareowners for ratification. If the shareowners should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

✴ **Voting recommendation:**

FOR the ratification of the appointment of Ernst & Young LLP as independent auditors.

The Audit Committee has the sole authority and responsibility to hire, evaluate and, where appropriate, replace the Company's Independent Auditors and, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation and general oversight of the work of the independent auditors. The

Audit Committee has appointed Ernst & Young LLP ("EY") to serve as independent auditors for the fiscal year ending December 31, 2016. EY (including its predecessors) has served as the Company's Independent Auditors since 1921.

Annual Evaluation and Selection of Independent Auditors

The Audit Committee annually evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, and determines whether to reengage the current independent auditors or consider other audit firms. Factors considered by the Audit Committee in deciding whether to retain include:

✴ EY's global capabilities;

✴ EY's technical expertise and knowledge of the Company's global operations and industry;

✴ the quality and candor of EY's communications with the Audit Committee and management;

✴ EY's independence;

✴ the quality and efficiency of the services provided by EY, including input from management on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism;

✴ external data on audit quality and performance, including recent PCAOB reports on EY and its peer firms; and

✴ the appropriateness of EY's fees, EY's tenure as our independent auditor, including the benefits of a longer tenure, and the controls and processes in place that help ensure EY's continued independence.

 

Benefits of Longer Tenure	**Independence Controls**

❋ **Enhanced audit quality** – EY's significant institutional knowledge and deep expertise of the Company's global business, accounting policies and practices and internal control over financial reporting enhance audit quality.

❋ **Competitive fees** – Because of EY's familiarity with the Company, audit and other fees are competitive with peer companies.

❋ **Avoid costs associated with new auditor** – Bringing on new independent auditors would be costly and require a significant time commitment which could lead to management distractions.

❋ **Audit Committee oversight** – Oversight includes regular private sessions with EY, discussion with EY about the scope of audit and business imperatives, a comprehensive annual evaluation when determining whether to reengage EY, and direct involvement by the Audit Committee and its chair in the selection of the new lead assurance engagement partner and new global coordinating partner in connection with the mandated rotation of these positions.

❋ **Limits on non-audit services** – The Audit Committee pre-approves audit and permissible non-audit services provided by EY in accordance with its pre-approval policy.

❋ **EY's internal independence process** – EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account and rotates the lead assurance engagement partner, the global coordinating partner, and other partners on the engagement consistent with independence requirements. A new lead assurance engagement partner was designated in 2011 and a new global coordinating partner was designated in 2014.

❋ **Strong regulatory framework** – EY, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee and the Board believe that retaining EY to serve as independent auditors for the fiscal year ending December 31, 2016 is in the best interests of the Company and its shareowners.

Audit Fees and All Other Fees

The Audit Committee is responsible for approving the audit and permissible non-audit services provided by the independent auditors and the associated fees.

The following table shows the fees for audit and other services provided by EY for fiscal years 2015 and 2014.

	2015 Fees (In thousands)	**2014 Fees** (In thousands)	**Description**
Audit Fees	$ 29,337	$ 28,990	Includes fees associated with the annual audit and the audit of internal control over financial reports, registration statements in 2015 and 2014, the reviews of the Company's Quarterly Reports on Form 10-Q, and statutory audits required internationally.
Audit-Related Fees	7,797	5,312	Fees for services that are reasonably related to the performance of the audit or review of financial statements and are not included in "Audit Fees." These services principally include due diligence in connection with acquisitions, consultation on accounting and internal control matters, employee benefit plan audits, information systems audits and other attest services.
Tax Fees	5,725	5,252	Fees for tax services, including tax compliance, tax advice and tax planning.
All Other Fees	550	0	Fees for services that are not included in the above categories and primarily include data analytics and capability framework services.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors.

Under the policy, pre-approval is generally provided for work associated with the following:

* registration statements under the Securities Act of 1933, as amended (for example, comfort letters or consents);

* statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits;

* due diligence work for potential acquisitions or dispositions;

* attest services not required by statute or regulation;

* adoption of new accounting pronouncements or auditing and disclosure requirements for financial or non-financial data and accounting or regulatory consultations;

* internal control reviews and assistance with internal control reporting requirements;

* review of information systems security and controls;

* tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities, expatriate and other individual tax services; and

* assistance and consultation on questions raised by regulatory agencies.

For each proposed service, the independent auditors are required to provide detailed supporting documentation at the time of approval to permit the Audit Committee to make a determination whether the provision of such service would impair the independent auditors' independence.

The Audit Committee has approved in advance certain permitted services whose scope is routine across business units, including statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits.

Other Information

The Company has been advised by EY that neither the firm, nor any covered person of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

One or more representatives of EY will be present at this year's Annual Meeting of Shareowners. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of the independent auditors requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners.

The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as independent auditors.



SHAREOWNER PROPOSALS



✳ **What am I voting on?**

The following three proposals were submitted by shareowners. If the shareowner proponent, or a representative who is qualified under state law, is present and submits such proposal for a vote, then the proposal will be voted on at the Annual Meeting of Shareowners. Approval of each of the following proposals requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting of Shareowners. In accordance with federal securities regulations, we include the shareowner proposal plus any supporting statements exactly as submitted by the proponents. To make sure readers can easily distinguish between material provided by the proponent and material provided by the Company, we have put a box around material provided by the proponent.

✳ **Voting recommendation:**

AGAINST each of the shareowner proposals.

ITEM 5 - SHAREOWNER PROPOSAL REGARDING HOLY LAND PRINCIPLES

Holy Land Principles, Inc., 608 3rd Street Southwest, Washington, DC 20024, owner of 250 shares of Common Stock, submitted the following proposal:

WHEREAS, The Coca Cola Company has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land — with security for Israel and justice for Palestinians — encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel.

These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that The Coca Cola Company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles — which are both pro-Jewish and pro-Palestinian – will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

Statement Against Shareowner Proposal Regarding Holy Land Principles

It is important that shareowners understand that The Coca-Cola Company has a serious commitment to human rights, as outlined in our Human Rights Policy, and to providing equal opportunity employment, as is the stated purpose of this proposal.

The Company's practices around equal opportunity employment in all of its operations around the world already substantially comply with the practices outlined in the proposal. Our Human Rights Policy, Supplier Guiding Principles, as well as our commitment to diversity help to ensure that our policies and practices align to the content and spirit of these principles. Our Human Rights Policy and Supplier Guiding Principles are available on the Company website at *www.coca-colacompany.com/human-and-workplace-rights.*

Endorsing these principles for one geographic area could risk undermining the universality of our own Human Rights Policy. We believe our policies work best when they can be applied throughout our entire enterprise. Regionalizing our practices around matters such as equal employment does not seem to us to be an appropriate or prudent path. These principles may also require additonal reporting and metrics beyond our current practice, which would be time consuming and of little added value to our business or to our employees.

Because of our existing policies and practices, we believe the principles outlined in the proposal are unnecessary and burdensome. The Board does do not believe adoption of these principles is in the best interests of the Company, its employees or its shareowners.

The Board of Directors recommends a vote AGAINST the shareowner proposal regarding Holy Land Principles.

ITEM 6 – SHAREOWNER PROPOSAL REGARDING RESTRICTED STOCK

Elton Shepherd, 720 Buff Drive N.E., Atlanta, Georgia 30342, owner of 50,646 shares of Common Stock, submitted the following proposal:

Restricted Stock Is Free:

Established in 1983, Coca-Cola's Restricted Stock Program awards a select group of Senior Executives "restricted" shares of common stock.

Restricted shares generally do not "vest" for three years.

The cost of restricted stock is **ZERO ...** thus, **restricted stock is free!**

Some awards, adjusted for subsequent stock splits, were extraordinary:

Former CEO Goizueta .... 11,232,000 free restricted shares.

Former President Keough .... 2,640,000 free restricted shares.

Coca-Cola Icon Robert Woodruff .... 0 free restricted shares.

Source: Coca-Cola Proxy Statements.

While the leadership skills of Goizueta and Keough are acknowledged, thousands of front line employees worldwide, none of whom received free restricted stock, also contributed to the success of Coca-Cola.

Coca-Cola Has Repeatedly Released Unvested Free Restricted Shares:

In 2000, former CEO Ivester received 2,000,000 **unvested free** shares worth $98 million dollars when he resigned.

> Source: New York Times article dated March 4, 2000.

Although Ivester resigned at age 52, his free restricted shares did not vest until age 55. Nevertheless, Coca-Cola added three (3) years to Ivester's service record and released his **unvested free** shares.

> Source: U.S. Securities & Exchange Commission filing.

In 2010, though his restricted share award had not vested, 13,379 **unvested free** shares were released to former VP Mattia, who "retired" after just three (3) years of service.

> Source: U.S. Securities & Exchange Commission filling.

Unvested free shares, which should have been forfeited, have also been released to many other departing Senior Executives since 1983.

Performance Share Units:

Performance Share Units, another form of free restricted stock, have been awarded to Senior Executives in recent years.

While PSU's have been forfeited when performance metrics were not achieved, new PSU awards to the same Senior Executives have been granted following forfeiture.

John J. Gilbert:

This shareowner proposal is dedicated to the memory of John J. Gilbert, a champion of corporate governance.

Gilbert created the Shareowner Proposal System, calling it the **"Magna Carta"** of shareowner rights.

Use Of Discretion By The Compensation Committee:

In its 2015 Proxy, Coca-Cola stated that my 2015 proposal "sought to remove discretion and inappropriately tie the hands of our Compensation Committee."

My 2016 Proposal:

> **Does Not** preclude Coca-Cola from using discretion, under the terms of its Restricted Stock Program, to make effective compensation decisions.

> **Does Not** seek to amend or terminate the Restricted Stock Program.

> **Does Not** require a shareowner vote of approval to release unvested restricted stock.

2016 Proposal:

Resolved that shareowners urge Coca-Cola's Board to discontinue the release of **unvested** restricted stock awards and **unvested** PSU awards to Senior Executives.

SHAREOWNER PROPOSALS

 

Statement Against Shareowner Proposal Regarding Restricted Stock

Your Board of Directors recommends a vote **AGAINST** this proposal. If implemented, the proposal would result in the Compensation Committee being restricted from releasing unvested restricted stock awards and unvested performance share units to senior executives in any circumstance.

An important component of making effective decisions on compensation is the ability of the Compensation Committee to use discretion when appropriate. Our shareowners as well as proxy advisors support the appropriate use of discretion by compensation committees when making decisions about executive compensation.

In spite of the proponent's claim to the contrary, if implemented, the proposal would unnecessarily tie the hands of our Compensation Committee and limit the discretion they now use judiciously to make the best decisions for our business and our shareowners.

The development of effective executive compensation policies and practices is complex and the Board believes our Compensation Committee, which is active, engaged and composed entirely of independent Directors, has the expertise and familiarity with the market necessary to make prudent decisions about compensation arrangements.

In addition, the Compensation Committee has already adopted a policy that would limit the release of unvested restricted shares. The policy provides for seeking shareowner approval of any severance arrangements for senior executives that result in payments in excess of 2.99 times total salary and bonus. The policy contains a specific provision addressing the early vesting of equity compensation. The proponent himself even notes in his proposal that Named Executive Officers have forfeited, or will forfeit, awards when performance targets have not been achieved.

This proposal is very similar to numerous proposals the proponent has filed starting in 2003. When submitted for a vote in 2015, the proponent's proposal was rejected by approximately 96% of the Company's shareowners voting.

The Board of Directors recommends a vote AGAINST the shareowner proposal regarding restricted stock.

ITEM 7 - SHAREOWNER PROPOSAL REGARDING ALIGNMENT BETWEEN CORPORATE VALUES AND POLITICAL AND POLICY ACTIVITY

The National Center for Public Policy Research, 501 Capitol Court, N.E., Suite 200, Washington, D.C. 20002, owner of 90 shares of Common Stock, submitted the following proposal:

Whereas:

The Proponent believes Coca-Cola should establish policies that minimize risk to the Company's reputation and brand.

Political contributions and policy activities of the Company include inconsistencies between Company actions and its stated corporate values.

For example. Coca-Cola supports "tax policies that allow companies like ours to operate on a level playing field in global competition with non-U.S. based companies, which currently enjoy a number of tax advantages over American-headquartered businesses." The Company further notes: "We contribute substantially to the global economy through jobs, investment, taxes and community investment. As such, we actively oppose discriminatory taxes or policies that single out certain products."

In other words, Coca-Cola supports policies that promote fair competition through reduced discriminatory regulation.

However, some of Coca-Cola's political donations and policy activities run counter to these stated corporate values.

For example, the Company donated to President Barack Obama's 2013 inaugural campaign despite the fact that his Administration's policies have resulted in the U.S. corporate tax rate becoming the highest in the developed world. Additionally, in 2014, the Company contributed to the California Democratic Party. In 2015, members of that party tried to advance legislation to raise taxes on sugary drinks.

Furthermore, despite the fact that the American Legislative Exchange Council (ALEC) works to foster a low-regulation business-friendly environment, the Company publicly ended its affiliation with ALEC at a time when anti-free-market activists were perpetuating falsehoods about ALEC and its activities.

These are just a few examples that highlight incongruent Company activity.

Lack of accountability puts the Company and shareholder value at risk should it become publicly known that Coca-Cola violated its own values.

Resolved:

The Proponent requests that the Board of Directors report to shareholders annually at reasonable expense, excluding any proprietary information, a congruency analysis between corporate values as defined by Coca Cola's stated policies (such as those listed in the "Public Policy: U.S. Focus" section of the Company website) and Company (and its affiliated PACs) electioneering contributions and policy activities. The report should contain a list of any such contributions or actions occurring during the prior year that raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Supporting Statement:

The Proponent recommends that management develop coherent criteria for determining congruency, such as identifying some legislative initiatives that are considered most germane to core Company values, and that the report include an analysis of risks to our Company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of Company values, and the recipients' divergence from those values, at the time contributions are made.

Statement Against Shareowner Proposal Regarding Alignment Between Corporate Values and Political and Policy Activity

Your Board of Directors recommends a vote **AGAINST** this proposal because we believe our existing policies already account for what is being requested.

The Board of Directors believes that participation in the political process provides an important means for The Coca-Cola Company to protect the interests of the Company, our employees, our shareowners and the communities we serve. By sharing our views, constructive arguments and informed perspectives with policy makers, we can have a positive impact on the policy decisions that directly impact our business and our associates.

And while the Board acknowledges that the Company's involvement in political advocacy is an appropriate focus for shareowners, we recognize that not every shareowner agrees with every decision the Company makes on this issue. Shareowners have elected the Board to set and oversee robust policies on political advocacy that protect the interests of the Company and that are aligned with shareowners' interests. The Board believes that proposals such as this one would limit the Board's ability to exercise business judgment in a manner that it believes is in the best interests of the business and its shareowners.

Like the proponent, the Board agrees that our political activities should be closely aligned with our Company's values and vision for success, and has instituted a political engagement policy with that in mind. The intent behind our engagement with policy makers is to create an environment in which we can have constructive conversations about the issues that matter to us. We support political candidates who take reasonable positions on policies that promote economic growth as well as affect our long-term business objectives; this support does not mean that we agree with their positions on all issues.

The Company advocates for public policy that helps protect our business against many of the risk factors identified in our Form 10-K and creates an environment where we can further grow our business and create social value. Every contribution made by the Company or one of the political action committees sponsored by the Company is fully disclosed by the contributing entity, the recipient, or both in publicly available filings as required by applicable federal and state laws.

The Board regularly reevaluates the Company's policies and practices governing political expenditures to ensure that they meet the needs of our business and deliver value to our shareowners. As a part of this process we talk with many shareowners and stakeholder groups and we believe their views are largely incorporated into our current policies. For instance, our policy clearly reports U.S. political contributions, lobbying activity and trade association memberships, as well as payment ranges for the associations. The policy is overseen by the Board of Directors and clearly defines the process used for determining lobbying and contribution priorities.

Our current U.S. Government Advocacy and Political Contributions Policy is available on the Company website at *www.coca-colacompany.com/investors/public-policy-engagement*. The Board asks shareowners to visit the site and determine for themselves whether the Company's policies are aligned with their interests.

The Board of Directors recommends a vote AGAINST the shareowner proposal regarding alignment between corporate values and political and policy activity.

QUESTIONS AND ANSWERS

PROXY MATERIALS AND VOTING INFORMATION

1. What is included in the proxy materials? What is a proxy statement and what is a proxy?

The proxy materials for our 2016 Annual Meeting of Shareowners include the Notice of Annual Meeting, this proxy statement and our Form 10-K. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy.

If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2016 Annual Meeting. These three officers are James Quincey, Kathy N. Waller and Bernhard Goepelt.

The form of proxy and this proxy statement have been approved by the Board of Directors and are being provided to shareowners by its authority.

2. What is the difference between holding shares as a shareowner of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Computershare Trust Company, N.A. ("Computershare"), you are considered a shareowner of record with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

3. What shares are included on the proxy card?

If you are a shareowner of record, you will receive only one notice or proxy card for all the shares of Common Stock you hold in certificate form, in book-entry form and in any Company benefit plan.

If you are a Company employee and hold shares of Common Stock in one of our 401(k) or other savings plans, it is important that you direct the plan's administrator how to vote your shares. If you hold shares of Common Stock in The Coca-Cola Company 401(k) Plan, any other U.S. 401(k) or savings plan administered by Mercer Trust Company, the Caribbean Refrescos, Inc. Thrift Plan, or a Canadian

savings plan and do not vote your shares or specify your voting instructions on your proxy card, the administrator of the applicable plan will vote your shares in the same proportion as the shares for which they have received voting instructions. *To allow sufficient time for voting by the administrators, your voting instructions must be received by April 22, 2016.*

If you are a beneficial owner, you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of Common Stock.



4. What are my voting choices for each of the proposals to be voted on at the 2016 Annual Meeting of Shareowners and what are the voting standards?

Proposal	Voting Choices and Board Recommendation	Voting Standard
Item 1: Election of Directors	✹ vote in favor of all nominees; ✹ vote in favor of specific nominees; ✹ vote against all nominees; ✹ vote against specific nominees; ✹ abstain from voting with respect to all nominees; or ✹ abstain from voting with respect to specific nominees. **The Board recommends a vote FOR each of the Director nominees.**	Majority of votes cast
Item 2: Advisory Vote to Approve Executive Compensation	✹ vote in favor of the advisory proposal; ✹ vote against the advisory proposal; or ✹ abstain from voting on the advisory proposal. **The Board recommends a vote FOR the advisory vote to approve executive compensation.**	Majority of votes cast
Item 3: Approval of the Material Terms of the Performance Incentive Plan of The Coca-Cola Company to Permit the Tax Deductibility of Certain Awards	✹ vote in favor of the proposal; ✹ vote against the proposal; or ✹ abstain from voting on the proposal. **The Board recommends a vote FOR the approval of the material terms of the Performance Incentive Plan.**	Majority of votes cast
Item 4: Ratification of the Appointment of Ernst & Young LLP as Independent Auditors	✹ vote in favor of the ratification; ✹ vote against the ratification; or ✹ abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**	Majority of votes cast
Item 5 – 7: Shareowner Proposals	A separate vote will be held on each of the three shareowner proposals, if properly presented at the meeting. In voting on each proposal, shareowners may: ✹ vote in favor of the shareowner proposal; ✹ vote against the shareowner proposal; or ✹ abstain from voting on the shareowner proposal. **The Board recommends a vote AGAINST each of the shareowner proposals.**	Majority of votes cast

As an advisory vote, the proposal to approve executive compensation is not binding upon the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation programs, values the opinions expressed by shareowners and will consider the outcome of the vote when making future compensation decisions. See page 51 for a discussion of the results of the 2015 advisory vote.

5. What different methods can I use to vote?

See page 6 for additional information about how to vote.

By Telephone or Internet. All shareowners of record can vote through the Internet, using the procedures and instructions described on the notice or proxy card, or by touchtone telephone within the U.S., U.S. territories and Canada, using the toll-free telephone number on the notice or proxy card. Beneficial owners may vote through the Internet or by telephone if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will include the instructions with the proxy materials. The Internet and telephone voting procedures are designed to authenticate shareowners' identities, to allow shareowners to vote their shares and to confirm that their instructions have been recorded properly.

By Written Proxy. All shareowners of record can vote by written proxy card. If you are a shareowner of record and receive a notice regarding the availability of proxy materials, you may request a written proxy card by following the instructions included in the notice. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other nominee.

In Person. All shareowners of record may vote in person at the meeting. Beneficial owners may also vote in person at the meeting if they have a legal proxy, as described in the response to question 8.

QUESTIONS AND ANSWERS

6. What if I am a shareowner of record and do not specify a choice for a matter when returning a proxy?

Shareowners should specify their choice for each matter on the proxy card. If no specific instructions are given, proxies which are signed and returned will be voted:

✳ FOR the election of all Director nominees as set forth in this proxy statement;

✳ FOR the advisory vote to approve executive compensation;

✳ FOR the proposal to approve the material terms of the Performance Incentive Plan of The Coca-Cola Company to permit the tax deductibility of certain awards;

✳ FOR the proposal to ratify the appointment of Ernst & Young LLP as Independent Auditors; and

✳ AGAINST each of the three shareowner proposals.

7. What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Non-Discretionary Items. The election of Directors, the advisory vote to approve executive compensation, the proposal to approve the material terms of the Performance Incentive Plan of The Coca-Cola

Company to permit the tax deductibility of certain awards and the three shareowner proposals are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as independent auditors is a discretionary item. Generally, banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

8. How can I vote at the 2016 Annual Meeting if I am a beneficial owner?

If you are a beneficial owner and want to vote your shares at the 2016 Annual Meeting, you will need to ask your bank, broker or other nominee to furnish you with a legal proxy. You will need to follow the procedures described in the response to question 21 and then bring the legal proxy with you to the meeting and hand it in with a signed ballot that will be provided to you at the meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you do not have a legal proxy, you can still attend the meeting by following the procedures described in the response to question 21.

However, you will not be able to vote your shares at the meeting. Accordingly, we encourage you to vote your shares in advance, even if you intend to attend the meeting.

Please note that if you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the meeting and vote in person or legally appoint another proxy to vote on your behalf.

9. How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present, but will not be included in vote totals and will not affect the outcome of the vote.

10. What can I do if I change my mind after I vote my shares?

Shareowners can revoke a proxy prior to the completion of voting at the meeting by:

✳ giving written notice to the Office of the Secretary of the Company;

✳ delivering a later-dated proxy; or

✳ voting in person at the meeting (if you are a beneficial owner, see the response to question 8).

11. Can I access the proxy materials on the Internet? How can I sign up for the electronic proxy delivery service?

The Notice of Annual Meeting, proxy statement and the Form 10-K are available at *www.edocumentview.com/coca-cola.* In addition, shareowners are able to access these documents on the 2016 Annual Meeting page of the Company's website at *www.coca-colacompany.com/investors/annual-meeting-of-shareowners.* Instead of receiving future copies of our Notice of Annual

Meeting, proxy statement and the Form 10-K by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your proxy materials online will save us the cost of producing and mailing documents, and also will give you an electronic link to the proxy voting site.


Electronic Shareowner Document Delivery



❋ Electronic delivery offered since 2005.

❋ The Company has a tree planted on behalf of each shareowner that signs up.

❋ Approximately 372,000 trees planted on behalf of Company shareowners.


Shareowners of Record. If you vote on the Internet, simply follow the prompts for enrolling in the electronic shareowner document delivery service. You also may enroll in this service at any time in the future by going directly to *www.computershare.com/coca-cola* and following the instructions. As a thank you to each shareowner enrolling in electronic delivery, the Company will have a tree planted on the shareowner's behalf at no cost to the shareowner.

Beneficial Owners. If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information in the proxy materials provided to you by your bank, broker or other nominee regarding the availability of this service.

12. Are votes confidential? Who counts the votes?

We will continue our long-standing practice of holding the votes of all shareowners in confidence from Directors, officers and employees except:

❋ as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;

❋ in the case of a contested proxy solicitation;

❋ if a shareowner makes a written comment on the proxy card or otherwise communicates his or her vote to management; or

❋ to allow the independent inspectors of election to certify the results of the vote.

We also will continue, as we have for many years, to retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

13. When will the Company announce the voting results?

We will announce the preliminary voting results at the 2016 Annual Meeting. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC.

14. Does the Company have a policy about Directors' attendance at the Annual Meeting of Shareowners?

The Company does not have a policy about Directors' attendance at the Annual Meeting of Shareowners, but Directors are encouraged to attend. All Directors at the time and Director nominees, except for one, attended the 2015 Annual Meeting of Shareowners.

15. How are proxies solicited and what is the cost?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged Georgeson Inc. to assist with the solicitation of proxies for an estimated fee of $25,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of Common Stock.

Our Directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

16. What is householding?

As permitted by the 1934 Act, only one copy of this proxy statement is being delivered to shareowners residing at the same address, unless the shareowners have notified the Company of their desire to receive multiple copies of the proxy statement. This is known as householding.

The Company will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareowner residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to the Office of the Secretary as described in the response to question 28.

Shareowners of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, Computershare, to request that only a single copy of the proxy statement be mailed in the future.

Contact Computershare by phone at (888) 265-3747 or by mail at 250 Royall Street, Canton, MA 02021.

Beneficial owners, as described in the response to question 8, should contact their bank, broker or other nominee.

17. What information from this proxy statement is incorporated by reference into certain Company SEC filings?

The Company has made previous filings under the Securities Act of 1933, as amended, and the 1934 Act that incorporate future filings, including this proxy statement, in whole or in part. However, the Report of the Compensation Committee and the Report of the Audit Committee shall not be incorporated by reference into any such filings.

18. Will you make a list of shareowners entitled to vote at the 2016 Annual Meeting available?

We will make available a list of shareowners of record as of the record date for inspection by shareowners for any purpose germane to the meeting during normal business hours from April 13 through April 27, 2016 at One Coca-Cola Plaza, Atlanta, Georgia 30313. This list also will be available to shareowners for any such purpose at the meeting.

MEETING INFORMATION

19. What is new for 2016?

The 2016 Annual Meeting of Shareowners is at a new location, World of Coca-Cola in Atlanta, Georgia, and starts at 8:45 a.m., local time on April 27, 2016.

In addition, we are pleased to announce a new event, Coca-Cola Shareowner Day, which will be held following the 2016 Annual Meeting at World of Coca-Cola from 11:00 a.m. – 3:00 p.m., local time. **You may participate in Coca-Cola Shareowner Day even if you do not attend the 2016 Annual Meeting.** Coca-Cola Shareowner Day will provide free admission to World of Coca-Cola to shareowners and one guest per shareowner. The day will include an opportunity to see the exciting World of Coca-Cola plus informative exhibitions and displays about our Company and our business. **Space is limited and you must book tickets in advance to attend Coca-Cola Shareowner Day.** See "Important Registration Information for Coca-Cola Shareowner Day" on page 101 for instructions on how to attend Coca-Cola Shareowner Day.

20. Do I have to attend the 2016 Annual Meeting to come to Coca-Cola Shareowner Day? How do I attend Coca-Cola Shareowner Day?

You do not have to attend the 2016 Annual Meeting to attend Coca-Cola Shareowner Day. Coca-Cola Shareowner Day will be held at World of Coca-Cola in Atlanta, Georgia on April 27, 2016 from 11:00 a.m. – 3:00 p.m., local time. Each shareowner may bring one guest to Coca-Cola Shareowner Day. Space is limited and you must book tickets in advance to attend Coca-Cola Shareowner Day.

See "Important Registration Information for Coca-Cola Shareowner Day" on page 101 for instructions on how to attend.

21. How do I attend the 2016 Annual Meeting in person?

The 2016 Annual Meeting will be held at World of Coca-Cola in Atlanta, Georgia on April 27, 2016 at 8:45 a.m., local time. **All attendees will need to bring a valid photo ID to gain admission to the annual meeting.** Please note that cameras, sound or video recording equipment, cellular telephones, smartphones or other similar equipment, electronic devices, large bags, briefcases or packages will not be allowed in the meeting room. You will be required to enter through a security checkpoint before being granted access to the venue.

Attendance at the meeting is limited to shareowners as of the record date, February 29, 2016, or their authorized named representatives (see question 23 for instructions on how to appoint an authorized named representative).

If you are a shareowner of record and receive your proxy materials by mail, your admission ticket is attached to your proxy card. If you are a shareowner of record and receive your materials electronically, and vote via the Internet, there will be instructions to follow when voting to print out your admission ticket.

If you are a beneficial owner, bring the notice or voting instruction form you received from your bank, broker or other nominee to be admitted to the meeting. You also may bring your bank or brokerage account statement reflecting your ownership of Common Stock as of February 29, 2016 with you to the meeting. Please note that you will not be able to vote your shares at the meeting without a legal proxy (see question 8 for details on voting with a legal proxy).

Ensuring the 2016 Annual Meeting of Shareowners is safe and productive is our top priority. As such, failure to follow these admission procedures may result in being denied admission or being directed to view the meeting in an overflow room. Because seating in the meeting room is limited, and in order to be able to address security concerns, we reserve the right to direct attendees to listen to the meeting in an overflow room. In addition, failure to follow the meeting procedures may result in ejection from the meeting, being directed to listen to the meeting in an overflow room and/or being denied admission to this and future meetings.

If you have questions regarding these admission procedures, please call Shareowner Services at (404) 676-2777.

22. If I cannot attend the 2016 Annual Meeting in person, how can I listen on the Internet?

To listen to the live webcast of the meeting, you can visit the 2016 Annual Meeting page of our website, *www.coca-colacompany.com/investors/annual-meeting-of-shareowners*. An archived copy of the webcast will be available until June 2016.

23. If I cannot attend in person, how can I appoint a legal representative to attend on my behalf?

If you are a shareowner as of the record date and intend to appoint an authorized named representative to attend the meeting on your behalf, you must send a written request for an admission ticket by regular mail to The Coca-Cola Company, Shareowner Services, P.O. Box 1734, Atlanta, Georgia 30301, by e-mail to *shareownerservices@coca-cola.com* or by fax to (404) 676-8409. Requests for authorized named representatives to attend the meeting must be received no later than Friday, April 22, 2016.

Please include the following information when submitting your request:

1. your name, complete mailing address and e-mail address;
2. proof that you own shares of the Company as of February 29, 2016 (such as a copy of the portion of your voting instruction form showing your name and address, a bank or brokerage account statement or a letter from the bank, broker or other nominee holding your shares); and
3. a signed authorization appointing such individual to be your authorized named representative at the meeting, which includes the name, address, telephone number and e-mail address of the authorized named representative.

Upon receipt of proper documentation, you and your named representative will receive confirmation that your named representative has been authorized. To gain admission to the meeting, the photo ID presented must match the documentation provided in item three above. We reserve the right to limit the number of representatives who may attend the meeting.

24. What information is included on the 2016 Annual Meeting page of the Company's website?

The 2016 Annual Meeting page of our website allows our shareowners to (i) easily access the Company's proxy materials, (ii) vote through the Internet, (iii) submit questions in advance of the 2016 Annual Meeting, (iv) access the live webcast of the meeting and (v) learn more about our Company. To submit a question in advance of the 2016 Annual Meeting, you must have your control number available, which can be found on your notice, proxy card or voting instruction form. Shareowners may access the 2016 Annual Meeting page of our website at *www.coca-colacompany.com/investors/annual-meeting-of-shareowners*.

25. Could any additional proposals be raised at the 2016 Annual Meeting of Shareowners?

Management does not know of any items, other than those referred to in the accompanying Notice of Annual Meeting of Shareowners, which may properly come before the meeting or other matters incident to the conduct of the meeting. As to any other item or proposal that may properly come before the meeting, including voting on a proposal omitted from this proxy statement pursuant to the rules of the SEC, it is intended that proxies will be voted in accordance with the discretion of the proxy holders. See the response to question 29 for how to submit a proposal for action at the 2017 Annual Meeting of Shareowners.

QUESTIONS AND ANSWERS

COMPANY DOCUMENTS, COMMUNICATIONS, SHAREOWNER PROPOSALS AND DIRECTOR NOMINEES

26. How can I view or request copies of the Company's corporate documents and SEC filings, including the Annual Report on Form 10-K?

The Company's website contains the Company's Certificate of Incorporation, By-Laws, Corporate Governance Guidelines, Board Committee Charters, Codes of Business Conduct and the Company's SEC filings. To view these documents, go to *www.coca-colacompany.com*, click on "Investors" and click on "Corporate Governance." To view the Company's SEC filings, including Forms 3, 4 and 5 filed by the Company's Directors and executive officers, go to *www.coca-colacompany.com*, click on "Investors" and click on "SEC Filings."

We will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, Board Committee Charters or Codes of Business Conduct to any shareowner requesting a copy. Requests should be directed to the Office of the Secretary as described in the response to question 28.

The 2015 Annual Report on Form 10-K includes our financial statements for the year ended December 31, 2015. We have furnished the Form 10-K to all shareowners. The Form 10-K does not form any part of the material for the solicitation of proxies. We will promptly deliver free of charge, upon request, a copy of the Form 10-K to any shareowner requesting a copy. Requests should be directed to the Company's Consumer and Industry Affairs Department, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301.

27. How can I communicate with the Company's Directors?

Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by e-mail to *asktheboard@coca-cola.com*. At the direction of the Board, all mail received may be opened and screened for security purposes. All mail, other than trivial, obscene, unduly hostile, threatening, illegal or similarly unsuitable items, will be forwarded or delievered, as appropriate. Mail addressed to a particular Director will be forwarded or delivered to that Director. Mail addressed to "Outside Directors" or "Non-Employee Directors" will be forwarded or delivered to the Lead Independent Director. Mail addressed to the "Board of Directors" will be forwarded or delivered to the Chairman of the Board and the Lead Independent Director.

28. What is the contact information for the Office of the Secretary?

Materials may be sent to the Office of the Secretary (i) by mail to the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301, (ii) by e-mail to *shareownerservices@coca-cola.com* or (iii) by fax to (404) 676-8409.

29. What is the deadline to propose actions for consideration at the 2017 Annual Meeting of Shareowners?

Shareowners may present proper proposals for inclusion in our proxy statement and for consideration at the 2017 Annual Meeting of Shareowners by submitting their proposals in writing to the Company in a timely manner. Proposals should be addressed to the Office of the Secretary as specified in question 28. For a shareowner proposal other than a director nomination to be considered for inclusion in our proxy statement for our 2017 Annual Meeting of Shareowners, we must receive the written proposal on or before November 10, 2016. In addition, shareowner proposals must otherwise comply with the requirements of Rule 14a-8 promulgated under the 1934 Act.

Under certain circumstances, shareowners may also submit nominations for directors for inclusion in our proxy materials by complying with the requirements in our By-Laws. For more information regarding proxy access, please see question 30.

Our By-Laws also establish an advance notice procedure for shareowners who wish to present a proposal, including the nomination of directors, before an annual meeting of shareowners, but do not intend for the proposal to be included in our proxy materials. Pursuant to our By-Laws, in order for business to be properly brought before an annual meeting by a shareowner, the shareowner must have complied with the notice procedures specified in our By-Laws and such business must be a proper matter for shareowner action under Delaware General Corporation Law. To be timely for our 2017 Annual Meeting of Shareowners, we must receive the written notice on or before December 28, 2016. Such notice should be addressed to the Office of the Secretary as specified in question 28.

In addition, the shareowner proponent, or a representative who is qualified under state law, must appear in person at the 2017 Annual Meeting of Shareowners to present such proposal or nomination.

30. How do I nominate a director using the Company's proxy materials?

After engaging with a number of our shareowners to understand their views on the desirability of proxy access and the appropriate proxy access structure for the Company, in September 2015, our Board adopted a "Proxy Access for Director Nominations" bylaw. The proxy access bylaw permits a shareowner, or a group of up to 20 shareowners, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the shareowner(s) and the nominee(s) satisfy the requirements specified in Article I, Section 12 of our By-Laws.

Pursuant to our By-Laws, to be timely for inclusion in the proxy materials for our 2017 Annual Meeting of Shareowners, we must receive a shareowner's notice to nominate a director using the Company's proxy materials between October 11, 2016 and November 10, 2016. Such notice should be addressed to the Office of the Secretary as specified in question 28. The notice must contain the information required by our By-Laws, and the shareowner(s) and nominee(s) must comply with the information and other requirements in our By-Laws relating to the inclusion of shareowner nominees in our proxy materials.

IMPORTANT REGISTRATION INFORMATION FOR COCA-COLA SHAREOWNER DAY

> **IMPORTANT NOTE: You must book tickets in advance to attend Coca-Cola Shareowner Day. Please follow the instructions below to register.**

We are pleased to invite shareowners to join us at World of Coca-Cola on April 27, 2016, from 11:00 a.m. to 3:00 p.m., local time, for Coca-Cola Shareowner Day. Coca-Cola Shareowner Day will provide free admission to World of Coca-Cola to shareowners and one guest per shareowner. If you own shares jointly, each joint owner may bring a guest. **You may participate in Coca-Cola Shareowner Day even if you do not attend the 2016 Annual Meeting.**

At Coca-Cola Shareowner Day, shareowners will have a chance to experience the fascinating story of the world's best-known beverage brand in a dynamic, multimedia attraction, spend time with the Coca-Cola Polar Bear, visit the vault holding the legendary formula for Coca-Cola, treat their taste buds to a trip around the world with more than 100 different beverages, get a behind-the-scenes look at the Coca-Cola bottling process and learn more about our new global marketing campaign, "Taste the Feeling".

Shareowners must book tickets in advance, bring a valid photo ID and proof of ownership to gain admission to Coca-Cola Shareowner Day. Proof of ownership may include your proxy card, voting instruction form, meeting notice or brokerage statement. Register online at *www.shareownerday.coca-cola.com* and follow the instructions provided. **Registration will open at noon (EDT) on March 21, 2016 and end at 11:59 p.m. (EDT) on April 20, 2016, or until we reach capacity.**

If you do not have access to the Internet, you may register by phone at (877) 456-2653. To register, you will need the security code provided with your proxy materials.

Please note, you will be required to enter through a security checkpoint before being granted access to World of Coca-Cola.

Things to do or remember prior to attending:

* If you plan to attend Coca-Cola Shareowner Day you must register in advance.

* You do not have to attend the 2016 Annual Meeting to attend Coca-Cola Shareowner Day.

* Due to limited availability, only shareowners and their guests who book tickets in advance may attend Coca-Cola Shareowner Day. Authorized legal representatives will not be able to attend Coca-Cola Shareowner Day.

* If you own shares jointly, each joint owner is considered a shareowner and may attend and bring a guest. For example, Joe and Jane Smith have a joint brokerage account in which they own Company shares. Both Joe and Jane may bring one guest each to Coca-Cola Shareowner Day.

If you have questions regarding admission to Coca-Cola Shareowner Day, please call (877) 456-2653.

QUESTIONS AND ANSWERS

ANNEX A

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition to, and

not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting.

For additional details regarding the reconciliation of GAAP and non-GAAP financial measures below, see the Company's Current Reports on Form 8-K filed with the SEC on February 9, 2016, February 10, 2015, and February 18, 2014. This information is also available in the "Investors" section of the Company's website, *www.coca-colacompany.com*.

(UNAUDITED) *(In millions except per share data)*	Year Ended December 31, 2015		
	Net operating revenues	Income before income taxes	Diluted net income per share[1]
Reported (GAAP)	**$ 44,294**	**$ 9,605**	**$ 1.67**
Items Impacting Comparability:			
Asset Impairments/Restructuring	-	292	0.07
Productivity & Reinvestment	-	691	0.10
Productivity Initiatives	-	-	-
Equity Investees	-	87	0.02
CCE Transaction	-	-	-
Transaction Gains/Losses	-	97	0.05
Other Items	(37)	598	0.10
After Considering Items (Non-GAAP)	$ 44,257	$ 11,370	$ 2.00

(UNAUDITED) *(In millions)*	Year Ended December 31, 2015
	Purchases and issuances of stock
Reported (GAAP):	
Issuances of Stock	$ 1,245
Purchases of Stock for Treasury	(3,564)
Net Change in Stock Issuance Receivables[3]	1
Net Change in Treasury Stock Payables[4]	18
Net Treasury Share Repurchases (Non-GAAP)	$ (2,300)

(UNAUDITED) *(In millions except per share data)*	Year Ended December 31, 2014			Year Ended December 31, 2013		Year Ended December 31, 2012	
	Net operating revenues	Income before income taxes	Diluted net income per share[2]	Net operating revenues	Income before income taxes	Net operating revenues	Income before income taxes
Reported (GAAP)	**$ 45,998**	**$ 9,325**	**$ 1.60**	**$ 46,854**	**$ 11,477**	**$ 48,017**	**$ 11,809**
Items Impacting Comparability:							
Asset Impairments/Restructuring	-	208	0.05	-	383	-	179
Productivity & Reinvestment	-	601	0.09	-	494	-	270
Productivity Initiatives	-	-	-	-	(2)	-	(10)
Equity Investees	-	18	-	-	159	-	(8)
CCE Transaction	-	-	-	-	(2)	-	(6)
Transaction Gains/Losses	-	853	0.13	78	(573)	6	(79)
Other Items	14	758	0.18	3	293	9	62
After Considering Items (Non-GAAP)	$ 46,012	$ 11,763	$ 2.04	$ 46,935	$ 12,229	$ 48,032	$ 12,217

Note: Certain columns may not add due to rounding.

(1) 4,405 million average shares outstanding - diluted

(2) 4,450 million average shares outstanding - diluted

(3) Represents the net change in receivables related to employee stock options exercised but not settled prior to the end of the year.

(4) Represents the net change in payables for treasury shares repurchased but not settled prior to the end of the year.

GROWTH RATES (2015 VERSUS 2014):

(UNAUDITED)	Net operating revenues
% Change – Reported (GAAP)	**(4)**
% Currency Impact	(7)
% Change – Currency Neutral Reported	3
% Acquisition & Divestiture Adjustments	0
% Change – Organic Revenues (Non-GAAP)	4

GROWTH RATES (2015 VERSUS 2014):

(UNAUDITED)	Income before income taxes	Diluted net income per share
% Change – Reported (GAAP)	**3**	**5**
% Currency Impact	(6)	(6)
% Change – Currency Neutral Reported	9	10
% Structural Impact	(1)	N/A
% Change – Currency Neutral Reported and Adjusted for Structural Items	9	N/A
% Change – After Considering Items (Non-GAAP)	(3)	(2)
% Currency Impact After Considering Items (Non-GAAP)	(8)	(8)
% Change – Currency Neutral After Considering Items (Non-GAAP)	5	6
% Structural Impact After Considering Items (Non-GAAP)	(1)	N/A
% Change – Currency Neutral After Considering Items and Adjusted for Structural Items (Non-GAAP)	6	N/A

GROWTH RATES (2014 VERSUS 2013):

(UNAUDITED)	Net operating revenues	Income before income taxes
% Change – Reported (GAAP)	**(2)**	**(19)**
% Currency Impact	(2)	(9)
% Change – Currency Neutral Reported	1	(9)
% Structural Impact	(2)	(2)
% Change – Currency Neutral Reported and Adjusted for Structural Items	3	(8)
% Change – After Considering Items (Non-GAAP)	(2)	(4)
% Currency Impact After Considering Items (Non-GAAP)	(2)	(7)
% Change – Currency Neutral After Considering Items (Non-GAAP)	1	3
% Structural Impact After Considering Items (Non-GAAP)	(2)	(2)
% Change – Currency Neutral After Considering Items and Adjusted for Structural Items (Non-GAAP)	3	5

GROWTH RATES (2013 VERSUS 2012):

(UNAUDITED)	Net operating revenues	Income before income taxes
% Change – Reported (GAAP)	**(2)**	**(3)**
% Currency Impact	(2)	(5)
% Change – Currency Neutral Reported	0	2
% Structural Impact	(3)	(1)
% Change – Currency Neutral Reported and Adjusted for Structural Items	3	4
% Change – After Considering Items (Non-GAAP)	(2)	0
% Currency Impact After Considering Items (Non-GAAP)	(2)	(4)
% Change – Currency Neutral After Considering Items (Non-GAAP)	0	4
% Structural Impact After Considering Items (Non-GAAP)	(3)	(1)
% Change – Currency Neutral After Considering Items and Adjusted for Structural Items (Non-GAAP)	3	6

Note: Certain columns may not add due to rounding. Certain growth rates may not recalculate using the rounded dollar amounts provided.



Thank you | for being a shareowner and for the trust you have in The Coca-Cola Company

We are excited to introduce

Coca-Cola Shareowner Day
at



When:

Wednesday, April 27, 2016
11:00 a.m. – 3:00 p.m., local time
(following the 2016 Annual Meeting)

Where:

World of Coca-Cola
121 Baker Street NW
Atlanta, Georgia 30313

Coca-Cola Shareowner Day Highlights:

* Enjoy free admission to World of Coca-Cola (advance registration required, space is limited)
* Explore the history of The Coca-Cola Company and learn more about our business
* Spend time with the Coca-Cola Polar Bear
* Visit the vault holding the legendary formula for Coca-Cola
* Treat your taste buds to a trip around the world with an opportunity to try over 100 different beverages
* Learn more about our new global marketing campaign, "Taste the Feeling"

Important Information:
Space is limited and you must book tickets in advance to attend Coca-Cola Shareowner Day.
You may participate in Coca-Cola Shareowner Day even if you do not attend the 2016 Annual Meeting.
See IMPORTANT REGISTRATION INFORMATION FOR COCA-COLA SHAREOWNER DAY on page 101.
Visit *www.shareownerday.coca-cola.com* to book tickets.



**Our 2016
Proxy Materials**



**Our 2015 Annual Report
on Form 10-K**



**Our 2014/2015
Sustainability Report**



**Our Company
website**